Filed pursuant to Rule 424(b)(4)

Registration No. 333-240136

PROSPECTUS

4,000,000 Shares of Common Stock

Warrants to Purchase 2,000,000 Shares of Common Stock

We are offering 4,000,000 shares of our common stock, par value $0.0001 per share and warrants to purchase up to 2,000,000 shares of our common stock (and the common stock issuable from time to time upon the exercise of the warrants). Each share of our common stock is being sold together with a warrant, or a purchase warrant, to purchase up to 0.5 shares of our common stock. Each purchase warrant will have an exercise price per share of $3.30, will be exercisable immediately and will expire on the fifth anniversary of the original issuance date.

The shares of common stock can each be purchased only with the accompanying purchase warrants (other than the over-allotment option), but will be issued separately, and will be immediately separable upon issuance. Pursuant to this prospectus, we are also offering the shares of common stock issuable upon the exercise of the purchase warrants offered hereby.

Our common stock is listed on The Nasdaq Capital Market (“Nasdaq”), under the symbol “PIXY.” On October 8, 2020, the last reported sale price of our common stock was $3.59 per share.

There is no established public trading market for the purchase warrants, and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the purchase warrants on any national securities exchange.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and, as such, have elected to comply with certain reduced public disclosure requirements for this prospectus and future filings. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before investing in our securities.

	Per Share of Common Stock and accompanying Purchase Warrant	Total
Public offering price(1)	$3.00	$12,000,000
Underwriting discounts and commissions(2)	$0.21	$840,000
Proceeds, before expenses, to us	$2.79	$11,160,000

(1)	The public offering price is $3.00 per share of common stock and accompanying purchase warrant.

(2)	In addition, we have agreed to reimburse the underwriter for certain expenses and issue warrants to the underwriter in an amount equal to 5% of the aggregate number of shares. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The offering is being underwritten on a firm commitment basis. We have granted the underwriters a 45-day option from the date of this prospectus to purchase up to 600,000 additional shares of our common stock and/or additional purchase warrants to purchase up to 300,000 shares of common stock from us solely to cover over-allotments, if any.

The underwriter expects to deliver the shares of common stock and purchase warrants to the purchasers on or about October 14, 2020.

Sole Book-Running Manager

A.G.P.

The date of this prospectus is October 8, 2020

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may provide to you in connection with this offering. Neither we nor the underwriter has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We can provide no assurance as to the reliability of any other information that others may give you. Neither we nor the underwriter is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions we made upon reviewing such data and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” on page 9, “Cautionary Note Regarding Forward-Looking Statements” on page 27 and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere and does not contain all of the information that you should consider before deciding to invest in our common stock or purchase warrants. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included in this prospectus, before making an investment decision. Unless otherwise indicated in this prospectus or the context otherwise requires, all references to “we,” “us,” “our,” and the “Company” refer to ShiftPixy, Inc.

Company Overview

Our current business, and the primary source of our revenues to date, has been under a traditional staffing services business model. Our market focus is to use this traditional approach, coupled with developed technology, to address underserved markets containing predominately lower wage employees with high turnover, including the light industrial, services, and food and hospitality markets. We provide human resources, employment compliance, insurance, payroll, and operational employment services solutions for our business clients (“clients” or “operators”) and shift work or “gig” opportunities for worksite employees (“WSEs” or “shifters”). As consideration for providing these services, we receive administrative or processing fees as a percentage of a client’s gross payroll, process and file payroll taxes and payroll tax returns, provide workers’ compensation insurance, and provide employee benefits. We have built a substantial business on a recurring revenue model since our inception in 2015. For the fiscal year ended August 31, 2019, including our discontinued operations related to the Vensure Asset Sale described below, we processed over $350 million of payroll billings. Our business has significantly grown for each year since inception and we expect to continue our track record of significant customer growth. However, we have experienced losses to date as we have invested in both our technology solutions as well as the back-office operations required to service a large employee base under a traditional staffing model.

We are currently focused on clients in the restaurant and hospitality industries, traditionally market segments with high employee turnover and low pay rates. We believe that our focus on these industries will be better served by our Human Resources Information System (“HRIS”) technology platform and related mobile application which provide payroll and human resources tracking for our clients and will result in lower operating costs, improved customer experience and revenue growth acceleration. All of our clients enter into service agreements with us or our wholly-owned subsidiary, ReThink Human Capital Management, Inc. (“ReThink”).

Our revenues for the fiscal year ended August 31, 2019 (“Fiscal 2019”) and through the first nine months of the fiscal year ending August 31, 2020 (“Fiscal 2020”) primarily consist of administrative fees calculated as a percentage of gross payroll processed, payroll taxes due on WSEs billed to the client and remitted to the applicable taxation authority, and workers’ compensation premiums billed to the client for which we facilitate workers’ compensation coverage. Our costs of revenues consist of accrued and paid payroll taxes and our costs to provide the workers’ compensation coverage including premiums and loss reserves. A significant portion of our assets and liabilities is for our workers’ compensation reserves. Our cash balances related to these reserves are carried as assets and our estimates of projected workers’ compensation claims are carried as liabilities. Since Fiscal 2019, we have provided a self-funded workers’ compensation policy for up to $500,000 and purchased reinsurance for claims in excess of $500,000. We actively monitor and manage our clients and WSE’s workers’ compensation claims which we believe allows us to provide a lower cost workers’ compensation option for our clients than they would otherwise be able to purchase on their own.

As of August 31, 2019, we had 246 clients with over 13,000 WSEs, and processed payroll of over $350 million during our Fiscal 2019, an increase of nearly 60% over our year ended August 31, 2018 (“Fiscal 2018”). Of these WSEs, approximately 60% represent workers in the restaurant industry. In addition, as of August 31, 2019, there were an additional 12,000 inactive WSEs in our HRIS technology platform who are available for gig opportunities. In January 2020, in connection with the Vensure Asset Sale described below, we assigned client contracts representing approximately 70% of our billable clients, which comprised approximately 88% of our quarterly revenue as of November 30, 2019, and certain operating assets for $19.2 million in cash, of which $9.7 million was received at closing and $9.5 million is due over the next four years, which was scheduled to commence in April 2020, subject to certain conditions, including the performance of the assigned contracts and minimum working capital delivered. The payments have been delayed due to issues from the novel coronavirus disease (“COVID-19”). For further discussion on the delayed payment to us pursuant to the Vensure Asset Sale, see “ – Recent Developments – Vensure Asset Sale.”

Following the Vensure Asset Sale, our client count, client site count, and billed WSE count decreased by approximately 88% from pre-Vensure Asset Sale metrics. On a comparative basis from May 31, 2019 to February 29, 2020 (our last reporting period before the COVID-19 pandemic materially impacted our business operations), our continuing and remaining client count increased from 35 to 83 customers, representing approximately 250 client locations, and our billed WSEs increased from an average of 1,600 to 3,100 at the end of February 2020. The quarter ended February 29, 2020 represented an annualized growth rate of over 100% for both clients and WSEs since November 30, 2019.

The COVID-19 pandemic has had a significant impact upon and delayed our expected growth, which we have observed through a decrease in our billed customers and WSEs beginning in mid-March 2020, when the State of California first implemented “lockdown” measures. Significantly, all of our February 29, 2020 billed WSEs worked for clients located in Southern California, and many of these clients were required to furlough or layoff employees or, in some cases, completely close their operations. However, during the quarter ended May 31, 2020, we continued to close new customer opportunities. The combination of our sales efforts and the opportunities our services provide to businesses impacted by the COVID-19 pandemic resulted in additional business opportunities for new client location additions, but our WSE billings per client location decreased as many clients were shut down, or reduced staffing during the quarter ended May 31, 2020. For the month of May 2020, our billed client count decreased to 81 clients, but client locations increased by 24% to over 300 client locations compared to February 2020. Monthly “normalized” gross client billings decreased 23% from February 2020 to May 2020 as a result of the reduced staffing levels. (“Normalized” gross billings represent actual billings adjusted for the number of billable days in a given month, e.g., 29 billable days in February 2020 and 31 billable days in May 2020). As the Southern California economy experienced modest recovery in June, we experienced continued client additions and some degree of gross billing recovery. For the month of June 2020, our client count increased to 84 clients, with active billings representing 315 client locations (an increase of 26% from February 2020 and equivalent to a 150% annualized client location growth rate), while gross client billings exceeded “normalized” February 2020 billings. On July 13, 2020, the Governor of the State of California re-implemented certain COVID-19 related lockdown restrictions in most of the counties in the state, including those located in Southern California where most of our clients reside. Since that time, the fluid nature of the pandemic has resulted in the issuance of additional health orders by county health authorities, resulting in uneven patterns of business openings and closings throughout the state. We believe that our business will be impacted based upon the negative effect on those clients that rely more heavily upon in-person dining, but due to the fluid nature of the pandemic, we are unable to evaluate fully the probable impact of this lockdown development on our overall customer base as of the date of this prospectus. For further discussion on the impact of COVID-19 on our business, see “ – Recent Developments – COVID-19 Related Considerations.”

Our Services

Our core business is to provide regular payroll processing services to clients under an employer administration services (“EAS”) model in addition to individual services, such as payroll tax compliance, workers’ compensation insurance, and employee HR compliance management. In addition, in November 2019, we launched our employee onboarding and scheduling functions to our customers in the mobile application. We expect to complete the full commercial launch of our mobile application software later this calendar year, which will provide additional services including “white label” food delivery functionality.

Our core EAS are provided via standard legal contracts with our business clients, customized for each client’s specific needs, and are typically one year in length and cancelable with 30 days’ notice by either party. Through May 31, 2020, we have not had any material revenues or billings generated by our HRIS from additional value-added services. We consider our future service offering to be our future, which we believe will provide for additional revenue streams and support cost reductions for existing and future business clients. Future services, including technology-based services provided through our HRIS system and mobile application, will be offered through “a la carte” pricing via customizable on-line contracts.

The new market trend towards flexible, temporary or freelance jobs, often involving connecting with clients or customers through an online platform (the “Gig Economy”) has created legal issues regarding the classification of workers as independent contractors or employees. In addition, the rising trend of predictive scheduling creates logistical issues for our clients with respect to workers’ schedules. We provide our solution primarily by absorbing our clients’ workers, whom we call WSEs but may also be called “shift workers,” “shifters,” “gig workers,” or “assigned employees.” WSEs are carried under a ShiftPixy corporate employee umbrella, pursuant to which we shoulder certain employment-related compliance responsibilities for our business clients as part of our services provided. This arrangement benefits WSEs by opening additional work opportunities through access to other shift work with our other clients. Each WSE further benefits from employee status benefits through our benefit plan offerings, including minimum essential health insurance coverage plans and a 401(k) plan, while enjoying workers’ compensation coverage and other protections provided by applicable employment laws.

Competition

We have two primary sources of competition. Competitors to our gig business model include businesses such as ShiftGig, Instawork, Snag, Jobletics and other comparable businesses that seek to arrange short-term work assignments for both employees and independent contractors. Competitors to our HRIS system include businesses such as Kelly Services, ManpowerGroup, and Barrett Business Services, which provide human resource software solutions. We believe our service offering competes effectively based on our strategy of combining an ecosystem of employment services with the individualized ability to link trained workers to specific shift-work opportunities.

Recent Developments

Reverse Stock Split

On November 13, 2019, our board of directors authorized a one-for-forty (1:40) reverse split of our issued and outstanding common stock that became effective on December 16, 2019 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each forty (40) shares of our issued and outstanding common stock were automatically combined and converted into one issued and outstanding share of common stock. The Reverse Stock Split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options to purchase shares of common stock and warrants outstanding immediately prior to the effectiveness of the Reverse Stock Split. The Reverse Stock Split did not alter the number of shares of preferred stock underlying the Preferred Options (as defined below) and did not decrease the number of authorized shares of our common stock or preferred stock, alter the par value of our common stock or preferred stock, both of which remain at $0.0001 per share, nor modify any voting rights or other terms of our capital stock. Unless otherwise indicated, all information set forth in this prospectus gives effect to the Reverse Stock Split.

Vensure Asset Sale

On January 3, 2020, effective January 1, 2020, we entered into an asset purchase agreement with Shiftable HR Acquisition, LLC, part of Vensure Employer Services, Inc. (“Vensure”), that assigned client contracts representing approximately 70% of our billable clients, including 100% of our existing Professional Employer Organization (“PEO”) business, which comprised approximately 88% of our quarterly revenue as of November 30, 2019 and certain operating assets in exchange for up to approximately $19.2 million of consideration (the “Vensure Asset Sale”). We received $9.7 million upon closing and expect to receive additional proceeds of approximately $2.4 million per year, payable monthly, for the next four years if certain transaction conditions are met, including the performance of the assigned client contracts. During the nine months ended May 31, 2020, we estimated $1.3 million of working capital adjustments, recorded as a decrease in the note receivable, and to date we have recorded no adjustments for the client contract performance guarantee during the nine months ended May 31, 2020. The Vensure Asset Sale required a 90 day settlement period for the contract assets and liabilities associated with working capital. Due to disruptions from COVID-19, the parties to the Vensure Asset Sale have informally agreed to extend the settlement period of the working capital adjustment. We will not begin to receive any additional proceeds until the working capital adjustment has been completed.   This transaction required us to relinquish our service rights to certain clients but allowed us to retain the clients’ WSE information in our HRIS platform which now represents approximately 38,000 potential gig employees. We also retained all of our intellectual property rights, including our HRIS and our mobile application technology, and 47 clients with approximately 2,400 billable WSEs.

Convertible Note Settlements

Between December 5, 2019 and March 24, 2020, we entered into a series of settlements, agreed upon note conversions, note exchanges, and principal repayments (the “Convertible Note Settlements”) for (i) our 8% Senior Secured Convertible Notes we issued on June 4, 2018 (the “June 2018 Notes”), (ii) certain of our 8% Senior Secured Convertible Notes we issued pursuant to a Limited Settlement Agreement and Mutual Release, dated December 20, 2018, with certain holders of the June 2018 Notes (the “December 2018 Notes”), (iii) certain of our Convertible Notes issued on March 12, 2019 (the “March 2019 Notes”) and, together with the June 2018 Notes and the December 2018 Notes, the “Convertible Notes”) and (iv) all of our warrants issued in connection with the March 2019 Notes (the “March 2019 Warrants”) that previously included full-ratchet anti-dilution price protection. Pursuant to the Convertible Note Settlements, we issued an adjustment of 302,271 shares of common stock for conversions and 123,358 shares of common stock for inducements and cashless warrant exercises for the Convertible Notes and to extinguish the remaining March 2019 Notes and March 2019 Warrants with full-ratchet anti-dilution protection. On December 5, 2019, we exchanged $2,445,000 of the March 2019 Notes and $222,000 of the June 2018 Notes for new Senior Convertible Notes in an aggregate principal amount of $2,934,000 (the “December 2019 Exchange Notes” and, together with the June 2018 Notes, the December 2018 Notes and the March 2019 Notes, the “Senior Convertible Notes”). On March 23, 2020 and March 24, 2020, we (i) further amended the December 2019 Exchange Notes to fix the conversion price at $9.20 per share of common stock, (ii) exchanged $772,000 of the March 2019 Notes with full-ratchet anti-dilution price protection for $997,000 of amended March 2019 Notes with a fixed conversion price at $9.20 per share of common stock and (iii) amended, cancelled or exercised for shares of common stock via cashless exercise all March 2019 Warrants which previously included full-ratchet anti-dilution price protection and issued new warrants to purchase 423,669 shares of common stock at an exercise price of $10.17 per share. Pursuant to the Convertible Note Settlements, in January 2020 we also paid cash of approximately $2,600,000 to satisfy all default claims and litigation relating to our Senior Convertible Notes and as repayment of all remaining principal on our June 2018 Notes and December 2018 Notes. Between March 23, 2020 and May 31, 2020 the holders of the remaining notes converted all of their note holdings into shares of common stock at $9.20 per share. For further discussion of the Senior Convertible Notes, see “Description of Our Capital Stock – Debt and Equity Offerings.”

May 2020 Public Offering

On May 20, 2020, we entered into an underwriting agreement with A.G.P./Alliance Global Partners (“A.G.P.”), in connection with a public offering (the “May 2020 Public Offering”) of an aggregate of (i) 1,898,850 shares of common stock, (ii) pre-funded warrants to purchase 323,310 shares of common stock and (iii) warrants to purchase 1,277,580 shares of common stock, which included the partial exercise of A.G.P.’s over-allotment option to purchase 166,500 additional warrants. The May 2020 Public Offering closed on May 26, 2020 and we received net proceeds of approximately $10.9 million after deducting underwriting discounts and commissions and estimated expenses payable by us associated with the May 2020 Public Offering. On June 11, 2020 and July 7, 2020, we closed partial over-allotment options exercised by A.G.P. to purchase, in the aggregate, 334,180 additional shares of common stock resulting in net proceeds of an aggregate of approximately $1.24 million after deducting underwriting discounts and commissions and estimated expenses payable by us.

Preferred Option

In September 2016, our founding shareholders, Scott W. Absher, our Chief Executive Officer, and Stephen Holmes (the “Option Shareholders”), were granted options to acquire our preferred stock (the “Preferred Options”). The number of Preferred Options granted were based upon the number of shares held by the Option Shareholders at that time.  The Preferred Options are nontransferable and forfeited upon the sale of the related founding shares of common stock.  Upon the occurrence of the Vensure Asset Sale in January 2020, the Option Shareholders could exercise each Preferred Option to purchase one share of our preferred stock for $0.0001 per share.  On June 4, 2020, Mr. Absher exercised 12,500,000 Preferred Options to purchase 12,500,000 shares of our preferred stock for $1,250.  Immediately following the exercise of the Preferred Options described above, Mr. Absher elected to convert the 12,500,000 shares of preferred stock into 12,500,000 shares of common stock, which are subject to a 24-month lock-up period during which such shares may not be traded. As of the date of this prospectus, there are outstanding Preferred Options exercisable to purchase up to 11,858,560 shares of preferred stock which are convertible into an equal number of shares of common stock. As stated above, the amount of the Preferred Options, and the number of shares of preferred stock issuable upon exercise of such options, is based upon the number of shares of common stock held by the Option Shareholders at the time the Preferred Options were issued. Accordingly, in order to confirm the original intent of the granting of up to 50,000,000 Preferred Options to Messrs. Absher and Holmes, at some point in the future we intend to adopt a second grant of Preferred Options granting an additional 12,500,000 Preferred Options to each of Messrs. Absher and Holmes whereby each option permits the holder to acquire one share of our preferred stock for $0.0001 per share. Each share of preferred stock will be convertible into common stock on a one-for-one basis. See “Risk Factors— Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options” for a further discussion of the Preferred Options.

COVID-19 Related Considerations

Our business, results of operations and financial condition have been, and may continue to be, materially adversely impacted by the recent outbreak of respiratory illness caused by COVID-19. We do not, yet, know the impact that COVID-19 will have on our business in the medium to long-term. As of the date of this prospectus, we have experienced the following COVID-19 impacts to our business:

•	We have observed significant staffing reductions for our Southern California clients since the state lockdown in mid-March and a related reduction in payroll billings from those clients. Several of our clients have closed operations either temporarily or permanently and most have furloughed staff or reduced hours.

•	We are working closely with our clients to assist them in obtaining additional capital, including through the 2020 stimulus programs such as the Payroll Protection Plan. We observed a nearly 50% reduction in billed WSEs on April 30, 2020 as compared to March 1, 2020. As businesses in Southern California began to re-open and CARES Act funds began to be received by our customers, billed WSEs decreased 20% on May 31, 2020 as compared to March 1, 2020. Since then, the State of California, along with other regions where our clients are located, has re-implemented many lockdown measures in response to increases in COVID-19 cases. These new lockdown measures, to the extent they continue, are likely to have a material negative impact on our operating results, based upon their negative impact on our clients’ businesses and operations.

•	We have observed a significant increase in demand from potential customers, including franchise restaurant customers, for the technology solutions we provide, which has resulted in a marked increase in our sales pipeline for our delivery and scheduling application features. However, this increased demand has not yet translated to new customer billings sufficient to offset the payroll billings reductions we have experienced that we believe to be attributable to the COVID-19 pandemic. During the quarter ended May 31, 2020, we closed additional client business and began to bill additional client locations representing a net increase of approximately 60 client locations billed, or approximately 23%, compared to the quarter ended February 29, 2020, but our per-location monthly billings decreased by approximately 38% during the same period. We believe that these reductions are due, in significant part, to the COVID-19 pandemic. We cannot predict to what extent, if any, this increase in potential customers will result in additional signed contracts and increased revenues.

•	We expect additional workers’ compensation claims to be made by furloughed employees, especially in light of the State of California’s Executive Order N-62-20, which creates a rebuttable presumption for workers’ compensation claims that an employee’s COVID-19 related illness arose out of the course of their employment if (i) such infection occurred between March 19 and July 5, 2020, and (ii) the employee was diagnosed with COVID-19 or tested positive within 14 days after performing work for the employer at a location other than the employee’s home. While we have not observed direct additional expenses as a result of any such claims, we have increased our workers’ compensation reserve estimates for the quarter ended May 31, 2020 and we continue to closely monitor all workers’ compensation claims made during the COVID-19 pandemic. While we believe that the steps we have taken to date are sufficient to protect against any increased level of workers’ compensation claims related to the COVID-19 pandemic, there can be no guarantee that this will be the case, or that our results of operations will not be materially, negatively impacted should such an increase in claims materialize in the future.

•	Our application development cycle has been delayed. Our internal development team, located in Irvine, CA, was subject to lockdown measures for significantly all of the quarter ended May 31, 2020, and the work schedules of our external project development teams in other locations were also negatively impacted by the COVID-19 pandemic. All of these personnel were forced to work remotely, and travel was restricted, disrupting the normal development project cycles and management review of our external teams. Our development teams typically have a high degree of direct person to person interaction as part of the creative and problem-solving processes inherent in the development and integration of new technologies. Their inability to engage in this type of interaction during the lockdown period has resulted in delays in the development, testing, and deployment of our key development initiatives, and will continue to cause delays to the extent that lockdown directives continue to be issued by governmental authorities.

•	On July 13, 2020, the Governor of the State of California re-implemented additional COVID-19 related lockdown directives in most counties, including those located in Southern California where most of our clients reside. Since that time, the fluid nature of the pandemic has resulted in the issuance of additional health orders by county health authorities, resulting in uneven patterns of business openings and closings throughout the state. While we believe that the negative impact of these recent orders are being felt most severely by those clients that rely more heavily upon in-person dining, we are unable to evaluate fully the probable impact of this lockdown development on our overall customer base as of the date of this prospectus. We believe it is likely, however, that any new lockdown orders will have a material negative impact on our business and operations to the extent that they continue in force.

Risks Associated with Our Business and this Offering

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section of this prospectus entitled “Risk Factors”. You should read these risks before you invest in our securities. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•	We have incurred net losses in recent periods and require additional financing. If financing is not available, we may be required to further downsize or discontinue operations.

•	We assume the obligation to make wage, tax, and regulatory payments for WSEs, and, as a result, are exposed to client credit risks.

•	Our business strategy depends upon our ability to receive future proceeds in connection with the Vensure Asset Sale, which are contingent upon profits associated with our former clients that were transferred to Vensure.

•	If you purchase our securities in this offering, you will incur immediate and substantial dilution.

•	We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

•	There is substantial doubt about our ability to continue as a going concern.

•	We depend heavily on our Chief Executive Officer and director and the loss of his services could harm our business.

•	If we are unable to meet Nasdaq’s continued listing requirements, we could be subject to suspension and delisting, which could negatively impact us.

•	The price of our common stock and warrants may be volatile.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of certain reduced disclosure and other requirements that are otherwise generally applicable to public companies. As a result, the information that we provide to shareholders may be different than the information you may receive from other public companies in which you hold equity. For example, as long as we are an emerging growth company:

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”), regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor’s discussion and analysis);

•	we are not required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•	we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these reduced disclosure and other requirements until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering (“IPO”), or such earlier time that we are no longer an emerging growth company. For example, if certain events occur before the end of such five-year period, including if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period, we will cease to be an emerging growth company.

As mentioned above, the JOBS Act permits us, as an emerging growth company, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected not to opt out of the extended transition period which means that when an accounting standard is issued or revised, and it has different application dates for public or private companies, as an emerging growth company, we can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible because of the potential differences in accounting standards used to compare our financial statements with the financial statements of a public company that is not an emerging growth company or the financial statements of an emerging growth company that has opted out of using the extended transition period.

Our Corporate Information

We were incorporated under the laws of the State of Wyoming on June 3, 2015. Our principal executive office is located at 501 Brickell Key Drive, Suite 300, Miami, FL 33131, and our telephone number is (888) 798-9100. Our website address is www.shiftpixy.com. Our website does not form a part of this prospectus and listing of our website address is for informational purposes only.

THE OFFERING

Common stock offered	4,000,000 shares.

Purchase warrants offered	Purchase warrants to purchase an aggregate of 2,000,000 shares of our common stock. Each share of common stock is being sold together with a purchase warrant to purchase up to 0.5 shares of our common stock. Each purchase warrant has an exercise price per share of $3.30, will be exercisable immediately and will expire on the fifth anniversary of the original issuance date. Each holder of purchase warrants will be prohibited from exercising its purchase warrant for shares of our common stock if, as a result of such exercise, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our common stock then issued and outstanding. However, any holder may increase such percentage to any other percentage not in excess of 9.99%. This offering also relates to the offering of the shares of common stock issuable upon the exercise of the purchase warrants.

Over-allotment option	The underwriter has a 45-day option to purchase up to an additional 600,000 shares of common stock and/or purchase warrants to purchase up to an aggregate of 300,000 additional shares of common stock from us at the public offering price less underwriting discounts and commissions.

Common stock to be outstanding after this offering	20,902,146 shares of common stock, assuming no exercise of the purchase warrants (or 21,502,146 shares of common stock if the underwriter exercises in full its option to purchase additional shares of common stock, assuming no exercise of the purchase warrants).

Use of proceeds

We estimate that the net proceeds to us from this offering from the sale of the shares of our common stock and the accompanying purchase warrants will be approximately $10.6 million, or approximately $12.3 million if the underwriter exercises its option to purchase additional shares in full, excluding any proceeds that may be received upon the exercise of the purchase warrants, after deducting underwriting discounts and commissions and offering expenses.

We intend to use the net proceeds of this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.”

Risk factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock or purchase warrants in this offering.
Nasdaq symbol	Our common stock is listed on Nasdaq under the symbol “PIXY.” We do not intend to list the purchase warrants on any securities exchange or nationally recognized trading system.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriter of its over-allotment option, assumes no exercise of the purchase warrants, assumes no exercise of the warrants to be issued to the underwriter and accounts for the Reverse Stock Split that became effective on December 16, 2019. The number of shares of our common stock that are and will be outstanding immediately before and after this offering as shown above is based on 16,902,146 shares outstanding as of October 6, 2020. The number of shares outstanding as of October 6, 2020, as used throughout this prospectus, unless otherwise indicated, excludes:

•	1,896,209 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock that were exercisable and outstanding as of October 6, 2020, with a weighted-average exercise price of $8.42 per share;

•	199,383 shares of common stock reserved for future issuance under our 2017 Stock Option and Share Issuance Plan (the “2017 Plan”);

•	42,559 shares of common stock issuable upon the exercise of options to purchase common stock issued pursuant to our 2017 Plan as of October 6, 2020, with a weighted-average exercise price of $102.44 per share;

•	1,406,564 shares of common stock issuable upon the exercise of options to purchase common stock granted pursuant to our 2017 Plan between July 1, 2020 and October 6, 2020, with a weighted-average exercise price of $5.24 per share, subject to shareholder approval;

•	11,858,560 shares of common stock reserved for future issuance pursuant to Preferred Options that were granted to our shareholders of record on September 28, 2016 to purchase preferred stock for $0.0001 per share, with each share of preferred stock being convertible into common stock on a one-for-one basis; and

•	25,000,000 shares of common stock potentially issuable pursuant to options that are expected to be granted to Messrs. Absher and Holmes, the issuance of which may be subject to various internal corporate, state, federal or regulatory approvals, following this offering to purchase preferred stock for $0.0001 per share, with each share of preferred stock being convertible into common stock on a one-for-one basis.

RISK FACTORS

An investment in our common stock or purchase warrants involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding whether to invest in our common stock or purchase warrants including the risks and uncertainties described below and under the caption “Risk Factors” in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, in each case as these risk factors are amended or supplemented by subsequent Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. The risks set forth below are those which we believe are the material risks that we face. The occurrence of any of such risks may materially and adversely affect our business, financial condition, results of operations and future prospects. In such an event, the market price of our common stock and the value of the purchase warrants could decline, and you could lose part or all of your investment.

Risk Factors Summary

•	Purchasers in the offering will suffer immediate dilution.

•	Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options.

•	We have a significant number of outstanding warrants which may cause significant dilution to our shareholders, have a material adverse impact on the market price of our common stock and make it more difficult for us to raise funds through future equity offerings.

•	There is no public market for the purchase warrants being offered in this offering.

•	Our board of directors and our shareholders recently approved an amendment to our Articles of Incorporation to add conversion rights to our preferred stock that would be dilutive to the purchasers and current holders of our common stock.

•	Our share price may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price

•	Holders of the purchase warrants purchased in this offering will have no rights as common shareholders until such holders exercise their purchase warrants and acquire our common stock.

•	If we do not maintain a current and effective prospectus relating to the common stock issuable upon exercise of the purchase warrants, public holders will only be able to exercise such purchase warrants on a “cashless basis.”

•	The purchase warrants may not have any value.

•	Provisions of the purchase warrants offered by this prospectus could discourage an acquisition of us by a third party.

•	The exercise price of the purchase warrants offered by this prospectus will not be adjusted for certain dilutive events.

•	We have limited operating history, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

•	The COVID 19 pandemic might create additional liabilities, risks and exposures which could negatively impact our current business, growth prospects and cash flows, and future profitability, while also requiring us to increase our workers’ compensation reserve to protect against additional liabilities all of which could negatively impact our ability to raise additional capital. Additionally, our business, results of operations and financial condition have been and will likely continue to be materially adversely impacted in the event of a widespread public health epidemic, including the recent COVID-19 outbreak.

•	We maintain limited self-insurance for the workers’ compensation services that we provide to our clients. If we experience claims in excess of our collected premiums, we might incur additional losses, higher costs, and reduced margins, resulting in a need for more liquidity.

•	There is substantial doubt as to our ability to continue as a going concern.

•	We assume the obligation to make wage, tax, and regulatory payments for WSEs, and, as a result, are exposed to client credit risks.

•	We face intense competition across all markets for our services, which may lead to lower revenue or operating margins. Competing forms of Gig Economy oriented staffing management products and services may be more desirable to consumers or may make our products and services obsolete. Additionally, many of our competitors have greater resources that may enable them to compete more effectively.

•	We have claims and lawsuits against us that may result in adverse outcomes.

•	We have identified material weaknesses in our internal control over financial reporting. If our internal control over financial reporting is not effective, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause adverse effects on our business and may cause investors to lose confidence in our reported financial information and may lead to a decline in stock price.

•	We collect, use, transmit and store personal and business information with the use of data service vendors, and a security or privacy breach may damage or disrupt our businesses, result in the disclosure of confidential information, damage our reputation, increase our costs or cause losses.

•	Software products we use in our business may contain defects which will make it more difficult for us to establish and maintain customers.

•	Because we store data in the cloud with providers such as Microsoft and Amazon, any disruptions in our ability to access this data or any breach of security concerning this data in the cloud could have a materially adverse effect on our business and reputation.

•	We intend to use open source blockchain technology in our technology platform. This technology has been scrutinized by regulatory agencies and therefore we may be impacted by unfavorable regulatory action in one or more jurisdictions, and it may create risks of security weaknesses.

•	We depend heavily on our Chief Executive Officer and a director. The loss of his services could harm our business.

•	If we are not recognized as an employer of WSEs under federal and state regulations, or we are deemed to be an insurance agent or third-party administrator, we and our clients could be adversely impacted.

•	We are in the business of providing employees to clients, and there is a risk that we will be sued and/or held liable for claims resulting from actions by or against our employees.

•	Failure to comply with, or changes in, laws and regulations applicable to our business could have a materially adverse effect on our marketing plan as well as our reputation, results of operations or financial condition, or have other adverse consequences. Additionally, failure to secure any necessary registrations or licensure could affect our ability to operate certain segments of our business in certain jurisdictions.

•	We may be subject to Private Attorney General’s Act claims which we may require additional capital to defend.

•	Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

Risks Relating to this Offering and Ownership of Our Common Stock and Warrants

Purchasers in the offering will suffer immediate dilution.

If you purchase common stock in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. At the public offering price of $3.00 per share and accompanying warrant, purchasers of common stock in this offering will experience immediate dilution of approximately $2.62 per share, assuming no exercise of the remaining Preferred Options. Based upon the pro forma as adjusted net tangible book value of our common stock at $0.38 per share, your shares may be worth less per share than the price you paid in the offering. See “Dilution.”

If the options, warrants and convertible securities we previously granted are exercised, additional dilution will occur. As of October 6, 2020, options to purchase 42,559 shares of common stock at a weighted-average exercise price of $102.44 per share were outstanding, options to purchase 1,406,564 shares of common stock at a weighted-average exercise price of $5.24 per share subject to shareholder approval were outstanding, warrants to purchase up to 1,896,209 shares of common stock at a weighted-average exercise price of $8.42 per share were outstanding, and Preferred Options to purchase 11,858,560 shares of preferred stock at an exercise price of $0.0001 per share that are convertible into an equal number of shares of common stock were outstanding. See “Risk Factors — Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options” for a discussion of the Preferred Options.

Furthermore, if we raise additional funding by issuing additional equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your investment. The discussion above assumes no exercise of the purchase warrants.

Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options.

If the Preferred Options we previously granted to our Option Shareholders are fully exercised and their preferred stock is converted into shares of common stock, purchasers in this offering will suffer immediate and substantial dilution. As of the date of this prospectus, there were outstanding Preferred Options to purchase up to 11,858,560 shares of preferred stock at an exercise price of $0.0001 per share that are convertible into an equal number of shares of common stock. At the public offering price of $3.00 per share and accompanying warrant, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $2.44 per share, assuming the Option Shareholders exercise all of their outstanding Preferred Options and convert all of their preferred stock into shares of common stock. In this case, based upon the pro forma as adjusted net tangible book value of our common stock at $0.56 per share, your shares would be worth less per share than the price you paid in the offering. Additionally, at some point in the future we intend to adopt a second grant of options granting an additional 12,500,000 options to each of our founders, Scott W. Absher, our Chief Executive Officer, and Stephen Holmes, whereby each option permits the holder to acquire one share of our preferred stock for $0.0001 per share. If those options are issued and the shares of preferred stock underlying the options are converted into common stock, additional substantial dilution would occur.

A majority of our common stock is closely held by our founders which may limit a minority shareholder from influencing corporate governance.

Approximately 77.5% of our issued and outstanding common stock is held by our founders, Scott W. Absher, our Chief Executive Officer, and Stephen Holmes. Following this offering, Messrs. Absher and Holmes will hold approximately 62.7% of our issued and outstanding common stock, assuming no exercise of the underwriter’s option, no exercise of the purchase warrants and no exercise of the Preferred Option. Messrs. Absher and Holmes are the beneficial owners of approximately 44.7% and 42.1% of our outstanding voting securities, respectively, prior to the offering and 39.2% and 37.0%, respectively, of our outstanding voting securities after the offering, assuming Mr. Holmes exercises all of his outstanding 11,790,000 Preferred Options and the preferred stock underlying his Preferred Options is converted into an equal number of shares of our common stock. As majority shareholders, Messrs. Absher and Holmes can continue to possess significant influence and can elect and can continue to elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. Their ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer. Individual shareholders with a minority stake may have limited influence over shareholder matters. See “Risk Factors — Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options” for a further discussion of the Preferred Options.

In addition, as previously disclosed, in September 2016, our founding shareholders, or Option Shareholders, were granted 24,634,550 options to acquire our preferred stock, or Preferred Options. The number of Preferred Options granted was based upon the number of shares held by the Option Shareholders at that time.  The Preferred Options are nontransferable and forfeited upon the sale of the related founding shares of common stock.  Upon the occurrence of the Vensure Asset Sale in January 2020, the Option Shareholders could exercise each Preferred Option to purchase one share of our preferred stock for $0.0001 per share.  Through October 6, 2020, a total of 12,794,490 Preferred Options were exercised and converted into common stock. On June 4, 2020, Scott W. Absher, our Chief Executive Officer, exercised 12,500,000 Preferred Options to purchase 12,500,000 shares of our preferred stock for an aggregate purchase price of $1,250.  Immediately following the exercise of the Preferred Options described above, Mr. Absher elected to convert the 12,500,000 shares of preferred stock into 12,500,000 shares of common stock, which are subject to a 24-month lock-up period during which such shares may not be traded. Between July 20, 2020 and October 6, 2020, an additional 294,490 Preferred Options were exercised and converted into 294,490 shares of common stock, which are unregistered and subject to a six-month lock up period during which such shares may not be traded on the open market. As of the date of this prospectus, the outstanding Preferred Options are exercisable to purchase up to 11,858,560 shares of preferred stock which are convertible into an equal number of shares of our common stock. As stated above, the amount of the Preferred Options, and the number of shares of preferred stock issuable upon exercise of such options, is based upon the number of shares of common stock held by the Option Shareholders at the time the Preferred Options were issued. Accordingly, in order to confirm the original intent of the granting of up to 50,000,000 Preferred Options to Messrs. Absher and Holmes, at some point in the future we intend to adopt a second grant of Preferred Options granting an additional 12,500,000 Preferred Options to each of Messrs. Absher and Holmes whereby each option permits the holder to acquire one share of our preferred stock for $0.0001 per share. Each share of preferred stock will be convertible into common stock on a one-for-one basis. See “Risk Factors— Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options” for a further discussion of the Preferred Options.

We have a significant number of outstanding warrants which may cause significant dilution to our shareholders, have a material adverse impact on the market price of our common stock and make it more difficult for us to raise funds through future equity offerings.

As of October 6, 2020, we had 16,902,146 shares of common stock issued and outstanding. In addition, as of that date we had outstanding warrants to acquire up to 1,896,209 shares of common stock. The issuance of shares of common stock upon the exercise of warrants would dilute the percentage ownership interest of all shareholders, might dilute the book value per share of our common stock and would increase the number of our publicly traded shares, which could depress the market price of our common stock.

In addition to the dilutive effects described above, the perceived risk of dilution as a result of the significant number of outstanding warrants may cause our common shareholders to be more inclined to sell their shares, which would contribute to a downward movement in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our common stock price could encourage investors to engage in short sales of our common stock, which could further contribute to price declines in our common stock. The fact that our shareholders and warrant holders can sell substantial amounts of our common stock in the public market, whether or not sales have occurred or are occurring could make it more difficult for us to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, or at all.

If we are unable to continue to meet the listing requirements of Nasdaq, our common stock will be delisted.

Our common stock currently trades on Nasdaq, where it is subject to various listing requirements. During Fiscal 2020, prior to effecting the 1 for 40 reverse stock split in December 2019 and which is described in this prospectus, we were notified by Nasdaq that we were not in compliance with certain of these listing requirements, and that failure to correct these deficiencies would result in delisting. We were able to address Nasdaq’s concerns, and have been assured by Nasdaq that we are currently in full compliance with all of its listing requirements. If we are not able to meet Nasdaq’s listing standards in the future, we could be subject to suspension and delisting proceedings. A delisting of our common stock and our inability to list on another national securities market could negatively impact us by: (i) reducing the liquidity and market price of our common stock; (ii) reducing the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use a registration statement to offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets; and (iv) impairing our ability to provide equity incentives to our employees.

There is no public market for the purchase warrants being offered in this offering.

There is no established public trading market for the purchase warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the purchase warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the purchase warrants will be limited.

Our board of directors and our shareholders recently approved an amendment to our Articles of Incorporation to add conversion rights to our preferred stock that would be dilutive to the purchasers and current holders of our common stock.

Our board of directors and our shareholders recently approved an amendment to the rights of our preferred stock to provide for its conversion into our common stock on a one-for-one basis. The purchase price for such preferred stock was set at $0.0001 per share of preferred stock. The conversion of the preferred stock to common stock had an immediate dilutive effect on our then current shareholders. On June 4, 2020, one of our Option Shareholders, Scott W. Absher, exercised 12,500,000 options into preferred stock, and subsequently converted the preferred stock into an equal number of shares of our common stock. As of the date of this prospectus, one of our Option Shareholders, Stephen Holmes, has Preferred Options which are exercisable to purchase up to 11,790,000 shares of our preferred stock, which are convertible into an equal number of shares of common stock. See “Risk Factors— Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options” for a further discussion of the Preferred Options.

Our share price may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

Our stock could be subject to wide fluctuation in response to many risk factors listed in this section and others beyond our control, including:

•	Market acceptance and commercialization of our products;

•	Our being able to timely demonstrate achievement of milestones, including those related to revenue generation, cost control, cost effective source supply and regulatory approvals;

•	Regulatory developments or enforcement actions in the United States and other countries with respect to our products or our competitors’ products;

•	Failure to achieve pricing acceptable to the market;

•	Actual or anticipated fluctuations in our financial condition and operating results, or our continuing to sustain operating losses;

•	Competition from existing products or new products that may emerge;

•	Announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	Failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	Rumors and market speculation involving us or other companies in our industry;

•	The financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	Actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	Litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	Changes in accounting standards, policies, guidelines, interpretations or principles;

•	Announcement or expectation of additional financing efforts, particularly if our cash available for operations significantly decreases;

•	Fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	Share price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

•	Additions or departures of key management personnel;

•	Disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	Sales of our common stock by us, our insiders, or our other shareholders;

•	Market conditions for stocks in general; and

•	General economic and market conditions unrelated to our performance.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management’s attention from other business concerns, potentially resulting in serious harm to our business. Also, if the market price of shares of our common stock after this offering does not exceed the offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock is impacted by the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure that analysts will continue to cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to allocate the net proceeds that we will receive from this offering as described in this prospectus under the “Use of Proceeds” section of this prospectus. However, our management will have broad discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described herein if we believe it would be in our best interest to do so. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Future sales, or the possibility of future sales, of a substantial number of shares of our common stock could adversely affect the price of the shares and dilute shareholders.

Future sales of a substantial number of shares of our common stock, or the perception that such sales will occur, could cause a decline in the market price of our common stock. This is particularly true if we sell our stock at a discount. In addition, in connection with this offering, our directors and executive officers entered into lock-up agreements. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of shares of our common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and could cause our common share price to decline.

Holders of the purchase warrants purchased in this offering will have no rights as common shareholders until such holders exercise their purchase warrants and acquire our common stock.

Until holders of purchase warrants acquire shares of our common stock upon exercise of the purchase warrants, holders of purchase warrants will have no rights with respect to the shares of our common stock underlying such purchase warrants. Upon exercise of the purchase warrants, the holders will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock, which may decrease in value.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

If we do not maintain a current and effective prospectus relating to the common stock issuable upon exercise of the purchase warrants, public holders will only be able to exercise such purchase warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the shares of common stock issuable upon exercise of the purchase warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis.” As a result, the number of shares of common stock that holders will receive upon exercise of the purchase warrants will be fewer than it would have been had such holders exercised their purchase warrants for cash. Under the terms of the purchase warrants, we have agreed to use our best efforts to maintain a current and effective prospectus relating to the shares of common stock issuable upon exercise of such warrants until the expiration of such warrants. However, we cannot assure you that we will be able to do so. If we are unable to maintain a current and effective prospectus, the potential “upside” of the holder’s investment in our company may be reduced.

The purchase warrants may not have any value.

Each purchase warrant has an exercise price of $3.30 and will expire on the fifth anniversary of the date they first become exercisable. In the event our common stock price does not exceed the exercise price of the purchase warrants during the period when the warrants are exercisable, the purchase warrants may not have any value.

Provisions of the purchase warrants offered by this prospectus could discourage an acquisition of us by a third party.

Certain provisions of the purchase warrants offered by this prospectus could make it more difficult or expensive for a third party to acquire us. The purchase warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the purchase warrants. These and other provisions of the purchase warrants offered by this prospectus could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

The exercise price of the purchase warrants offered by this prospectus will not be adjusted for certain dilutive events.

The exercise price of the purchase warrants offered by this prospectus is subject to adjustment for certain events, including, but not limited to, certain issuances of capital stock, options, convertible securities and other securities. However, the exercise price will not be adjusted for dilutive issuances of securities considered “excluded securities” and there may be transactions or occurrences that may adversely affect the market price of our common stock or the market value of such purchase warrants without resulting in an adjustment of the exercise prices of such purchase warrants.

We are an “emerging growth company” as that term is used in the JOBS Act, and we intend to continue to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors and adversely affect the market price of our common stock or make it more difficult to raise capital as and when we need it.

We are an “emerging growth company” as that term is used in the JOBS Act, and we intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, and exemptions from any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements. We currently take advantage of some, but not all, of the reduced regulatory and reporting requirements that are available to us under the JOBS Act, and intend to continue to do so as long as we qualify as an “emerging growth company.” For example, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would have otherwise been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate us.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our business, results of operations, financial condition and cash flows, and future prospects may be materially and adversely affected.

Risks Relating to Our Business

We have limited operating history, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

We are an emerging business and are in the process of developing our products and services. We have been in business since July 2015. Although we processed gross billings of over $350 million for Fiscal 2019, (approximately 88% of which was attributable to clients that we sold the rights to in January 2020), it is still difficult, if not impossible, to forecast our future results based upon our limited historical operating data. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. If we make poor budgetary decisions as a result of unreliable data, our gross billings in the future may decline, which may result in a decline in our stock price.

There is uncertainty regarding our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Except from the proceeds of our May 2020 public offering and subsequent overallotments ($10.3 million net of costs and $1.2 million net of costs, respectively), our initial public offering ($11.2 million net of costs) and our recent private placements of senior secured convertible notes to institutional investors raising $13 million of gross proceeds ($11.9 million net of costs), we have no binding agreements, commitments or understandings to secure additional financing at this time. We have no binding agreements, commitments or understandings to acquire any other businesses or assets. Our long-term future growth and success are dependent upon our ability to generate cash from operating activities. There is no assurance that we will be able to generate sufficient cash from operations, to borrow additional funds or to raise additional equity capital. Our inability to obtain additional cash could have a material adverse effect on our ability to fully implement our business plan as described herein and grow our business to a greater extent than we can with our existing financial resources.

The COVID 19 pandemic might create additional liabilities, risks and exposures which could negatively impact our current business, growth prospects and cash flows, and future profitability, while also requiring us to increase our workers’ compensation reserve to protect against additional liabilities all of which could negatively impact our ability to raise additional capital.

Our business has been significantly impacted by the COVID-19 pandemic. Our employee billings per capita have decreased more than 20% from pre-pandemic reporting periods. In particular, most of our clients are in the restaurant and hospitality business sector and concentrated in Southern California. The vast majority of these clients have been negatively impacted by the lockdown measures imposed in the State of California since March, which have required them to limit hours of operation, eliminate in-person dining, restrict food services to takeout and delivery, and, in some cases, cease operations altogether. Although lockdown measures were relaxed somewhat throughout Southern California beginning in May 2020, the Governor reinstated many of these restrictions on July 13, 2020, in response to a surge in the number of COVID-19 cases reported throughout the state. As long as these directives remain in place, they are likely to negatively impact our clients’ business and operations, which, in turn, will likely have a negative impact on our business prospects and operating results.

Further, our workers’ compensation policy limits our liability to $500,000. Accordingly, our profitability depends on collecting sufficient premium payments to offset this potential liability to be profitable. In March 2020, the Governor of the State of California issued Executive Order N-62-20, which creates a rebuttable presumption for workers’ compensation claims that an employee’s COVID-19 related illness arose out of the course of their employment if (i) such infection occurred between March 19 and July 5, 2020, and (ii) the employee was diagnosed with COVID-19 or tested positive within 14 days after performing work for the employer at a location other than the employee’s home. While we have not observed direct additional expenses as a result of any such claims at present, our workers’ compensation rates have increased significantly since the beginning of the pandemic. We have also increased our workers’ compensation reserve estimates for the quarter ended May 31, 2020 and we continue to closely monitor all workers’ compensation claims made during the COVID-19 pandemic. While we believe that the steps we have taken to date are sufficient to protect against any increased level of workers’ compensation claims related to the pandemic, there can be no guarantee that this will be the case, or that our premium collections will be sufficient to offset our liabilities and achieve profitability should such an increase in claims materialize in the future.

We maintain limited self-insurance for the workers’ compensation services that we provide to our clients. If we experience claims in excess of our collected premiums, we might incur additional losses, higher costs, and reduced margins, resulting in a need for more liquidity.

We are responsible for and pay workers’ compensation costs for our shift workers. As noted above, we are currently self-insured for up to $500,000 per occurrence and we purchase reinsurance for claims in excess of $500,000. Our workers’ compensation billings are designed to cover expected claims based on insurance annuity calculations. These calculations are based on our limited operating history and claims experiences due to our limited operating history. At times, these costs have risen substantially as a result of increased claims and claim trends, general economic conditions, changes in business mix, increases in healthcare costs, and government regulations. Although we carry insurance and believe that we currently have reserves sufficient to insulate us against projected losses, any unexpected changes in claim trends, including the severity and frequency of claims, actuarial estimates, and medical cost inflation, could result in costs that increase significantly above current projections. If future claims-related liabilities increase due to unforeseen circumstances, or if new laws, rules, or regulations are implemented, costs could increase significantly. There can be no assurance that we will be able to increase the fees charged to clients in a timely manner and in a sufficient amount to cover increased costs as a result of any changes in claims-related liabilities.

Our business, results of operations and financial condition have been and will likely continue to be materially adversely impacted in the event of a widespread public health epidemic, including the recent COVID-19 outbreak.

Our business, results of operations and financial condition have been, and will likely continue to be, materially adversely affected by any widespread public health epidemics, such as the COVID-19 outbreak first identified in Wuhan, China in December 2019. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic disease. Potential impacts of the spread of COVID-19 include disruptions or restrictions on our employees’ and WSEs’ ability to travel, and temporary closures of our clients’ facilities. For example, many of our WSEs perform services in the restaurant and hospitality industries, which have experienced significant declines in traffic since early March 2020. Various states and municipalities throughout the United States have since declared a state of emergency and imposed substantial restrictions on movement, required restaurants, bars and hotels to close, and advised people not to patronize restaurants or bars or otherwise engage in non-essential travel. In some areas, residents have been instructed to shelter in place to reduce the spread of COVID-19, resulting in many restaurants either closing or limiting their operations to take-out and delivery service. Similarly, travel and tourism across the globe have significantly decreased, causing a significant number of temporary hotel closures and furloughed employees.  Given that most of our clients are businesses in the hospitality and restaurant industry, our results of operations are likely to continue to be negatively impacted as long as restrictions arising from the COVID-19 pandemic continue.

Additionally, we have operations located in Irvine, CA in Orange County, a region that has seen a recent rise of confirmed cases of COVID-19. We are continuing to monitor and assess the effects of the COVID-19 outbreak on our commercial operations, including any potential impact on our revenue in Fiscal 2020 and beyond. Nevertheless, we cannot at this time predict with any degree of certainty the precise impact these adverse conditions will ultimately have on our operations due to a variety of unknown factors, including the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of time that travel restrictions and business closures imposed by the governments of impacted countries remain in place. Further, any future significant outbreak of contagious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely negatively impact our operating results.

There is substantial doubt as to our ability to continue as a going concern.

As of May 31, 2020, we had cash of $10.8 million and a working capital surplus of $3.4 million. During Fiscal 2019, we used approximately $2.1 million of cash in operations, consisting of $9.5 million used in our continuing operations, less $7.4 million that was provided by our discontinued operations. We also used an additional $1.2 million on capitalized software and fixed asset purchases. On January 3, 2020, we received $9.7 million in sale proceeds in connection with the Vensure Asset Sale, and expect to receive an average of approximately $0.2 million per month for four years thereafter. Through February 29, 2020 we had received additional proceeds from working capital of $1.0 million from the Vensure Asset Sale subsequent to closing. During the nine months ended May 31, 2020, we used approximately $10.5 million of cash in operations and repaid $1.2 million of convertible notes after receiving $10.7 million a total of cash through that date from the Vensure Asset Sale. The COVID-19 pandemic has also slowed our growth through decreased customer billings and increased our risk profile on our workers’ compensation policies provided to our customers. These conditions raise substantial doubt as to our ability to continue as going concern, and our independent registered public accounting firm has included an explanatory going concern qualification in its audit report for Fiscal 2019. Management has prepared a liquidity plan to address the going concern issue and, while we believe that these liquidity plan measures will be adequate to satisfy our requirements for at least the next twelve months from the date of issuance of the May 31, 2020 financial statements, there is no assurance that our plan will be successfully implemented. Failure to successfully implement the liquidity plan might have a material adverse effect on our business, results of operations and financial condition, and might adversely affect our ability to continue as a going concern. If we do not become consistently profitable, our accumulated deficit will grow larger, our cash balances will decline further, and we will require additional financing to continue operations. Any such financing may not be accessible on acceptable terms, if at all. If we cannot generate sufficient cash or obtain additional financing, we might be required to downsize our business further or discontinue our operations altogether.

Our success depends on adoption of our products and services by our various types of customers. If these potential customers do not accept and acquire our products and services, then our revenue will be severely limited.

The major customer groups to whom we believe our products and services will appeal, (i.e. both employers and employees who rely upon shift work), may not embrace our products and services. Acceptance of our products and services will depend on several factors, including: cost, ease of use, familiarity of use, convenience, timeliness, strategic partnerships, and reliability. If we fail to adequately meet our customers’ needs and expectations, our product offerings may not be competitive and our ability to commence or continue generating revenues could be reduced. We also cannot be sure that our business model will gain wide acceptance among all targeted customer groups. If the market fails to continue to develop, or develops more slowly than we expect, our ability to continue generating revenues could be reduced.

We assume the obligation to make wage, tax, and regulatory payments for WSEs, and, as a result, are exposed to client credit risks.

Under the Contract Service Agreement, we become a co-employer of WSEs and assume the obligations to pay their salaries, wages and related benefits costs and payroll taxes. We assume such obligations as an agent, not as a principal, of the client. Our obligations include responsibility for:

•	payment of the salaries and wages for work performed by WSEs, regardless of whether the client timely pays us the associated service fee; and

•	withholding and payment of federal and state payroll taxes with respect to wages and salaries reported by us.

If a client does not pay us, our ultimate liability for WSE payroll and benefits costs could have a material adverse effect on our financial condition or results of operations.

If we are unable to effectively manage growth and maintain low operating costs, our results of operations and financial condition may be adversely affected.

We have experienced rapid growth since our inception, and our plans contemplate significant expansion of our business. If we are unable to manage our growth effectively, including having geographically dispersed offices and employees or to anticipate and manage our future growth accurately, our business may be adversely affected. If we are unable to manage our expansion and growth effectively, we may be unable to keep our operating costs low or effectively meet the requirements of an ever-growing, geographically dispersed client base. Our business relies on data systems, billing systems and financial reporting and control systems, procedures and controls. Our success in managing our expansion and growth in a cost-effective manner will require us to upgrade and improve these systems, procedures and controls. If we are unable to adapt our systems and put adequate controls in place in a timely manner, our business may be adversely affected. In addition, our growth may place significant demands on our management, and our overall operational and financial resources. A failure on our part to meet any of the foregoing challenges inherent in our growth strategy may have an adverse effect on our results of operations and financial condition.

Our targeted customer base is diverse, and we face a challenge in adequately meeting each group’s needs.

Because we serve both employers and employees, we must work constantly to understand the needs, standards and requirements of each group and must devote significant resources to developing products and services for their interests. If we do not accurately predict our customers’ needs and expectations, we may expend valuable resources in developing products and services that do not achieve broad acceptance across the markets, and we may fail to grow our business.

We face intense competition across all markets for our services, which may lead to lower revenue or operating margins. Competing forms of Gig Economy oriented staffing management products and services may be more desirable to consumers or may make our products and services obsolete.

Our competitors range in size from diversified global companies with significant research and development resources to small, specialized firms whose narrower service lines may let them be more effective in deploying technical, marketing, and financial resources. Barriers to entry in many of our businesses are low and many of the areas in which we compete evolve rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new products and services. Our ability to remain competitive depends on our success in making innovative products, devices, and services that appeal to customers.

Companies compete with us based on a growing variety of business models. The competitive pressures described above may cause decreased sales volumes, price reductions, and/or increased operating costs, such as for research and development, marketing, and sales incentives. This may lead to lower revenue, gross margins, and operating income.

There are currently several different competing Gig Economy oriented staffing management product and service technologies that are being marketed to our potential customers. Further development of any of these technologies may lead to advancements in technology that will make our products and services obsolete. Consumers may prefer alternative technologies and products and services. We cannot guarantee that users of Gig Economy oriented staffing management products and services who will be using our products and services will continue to grow within the industry as a whole. Any developments that contribute to the obsolescence of our products and services may substantially impact our business, reducing our ability to generate or sustain revenues.

Providing specialized Gig Economy oriented staffing management products and services is an emerging yet competitive business, and many of our competitors have greater resources that may enable them to compete more effectively.

We will compete in the same markets with many companies that offer not only staffing management products and services focused on the Gig Economy but also more traditional staffing management products and services. There are limited barriers to entry. Price competition in the industry, particularly from larger, more traditional industry model competitors, is intense, and pricing pressures from competitors and clients are increasing. New competitors entering our markets may further increase pricing pressures.

We have observed that clients sometimes competitively bid new contracts, which is a trend that we expect to continue for the foreseeable future. Some of our competitors have greater resources than we do, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products and services that will directly compete with our product lines, and new, more efficient competitors may enter the market. If we are unable to successfully compete with existing companies and new entrants to the market, it will have a negative impact on our business and financial condition.

We operate in an immature and rapidly evolving industry and have a relatively new business model, which makes it difficult to evaluate our business and prospects.

The industry in which we operate is characterized by rapidly changing regulatory requirements, evolving industry standards and shifting user and client demands. Our business model is also evolving and is different from models used by other companies in our industry. As a result of these factors, the success and future revenue and income potential of our business is uncertain. Any evaluation of our business and our prospects must be considered in light of these risks and uncertainties, some of which relate to our ability to:

•	Expand employer and employee client relationships;

•	Increase the number of our employer clients and grow a WSE base;

•	Develop relationships with third-party vendors such as insurance companies;

•	Expand operations and implement and improve our operational, financial and management controls;

•	Raise capital at attractive costs, or at all;

•	Attract and retain qualified management, employees and independent service providers;

•	Successfully introduce new processes, technologies products and services, and upgrade our existing processes, technologies, products and services;

•	Protect our proprietary processes and technologies and our intellectual property rights; and

•	Respond to government regulations relating to the internet, personal data protection, email, software technologies, cyber security and other regulated aspects of our business.

If we are unable to successfully address the challenges posed by operating in an immature and rapidly evolving industry and having a relatively new business model, our business could suffer.

We have claims and lawsuits against us that may result in adverse outcomes.

We are subject to a variety of claims and lawsuits. These claims arise from a wide variety of business practices, significant business transactions, operational claims, and employment practices. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Such litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on our consolidated financial statements could occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

We have identified material weaknesses in our internal control over financial reporting. If our internal control over financial reporting is not effective, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause adverse effects on our business and may cause investors to lose confidence in our reported financial information and may lead to a decline in stock price.

Effective internal control over financial reporting is necessary in order to provide reliable financial reports in a timely manner. In connection with the audit of our consolidated financial statements for Fiscal 2019, we concluded that there were material weaknesses in our internal control over financial reporting relating to our IT environment, controls over cut-off procedures, a related party transaction, accounting for certain litigation accruals, segregation of duties and corporate oversight functions. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

If we are unable to successfully remediate our material weaknesses or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, a material misstatement in our consolidated financial statements could occur, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, which may adversely affect our business and our stock price may decline as a result. In addition, even if we remediate our material weaknesses, we will be required to expend significant time and resources to further improve our internal controls over financial reporting, including by further expanding our finance and accounting staff to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act. If we fail to adequately staff our accounting and finance function to remediate our material weaknesses, or fail to maintain adequate internal control over financial reporting, any new or recurring material weaknesses could prevent us from concluding our internal control over financial reporting is effective and impair our ability to prevent material misstatements in our consolidated financial statements, which could cause our business to suffer.

If we are unable to secure or pay for the insurance coverage required for our business operations, or if we lose any existing coverage, we may not be able to offer some of our services and our revenues could be reduced.

We are required to obtain and maintain various types of insurance coverage for our business, in particular health and workers’ compensation insurance related to our co-employment of WSEs. Although we have contracts with all types of providers currently necessary for our business, if in the future we are unable to secure the insurance coverage required for our business operations, or if we lose any existing coverage, we may not be able to offer some of our services and our revenues could be reduced. In addition, any increases in the cost of insurance coverage we are required to maintain could reduce our profitability (or increase our net losses).

We may be subject to penalties and interest payable on taxes as a result of data entry into our software or manual error.

Our input of data in our tax processing software must be entered properly to process the data and payments correctly with regard to clients, co-employees and applicable tax agencies. If we input incorrect data or input accurate data incorrectly, we could inadvertently overbill or underbill our clients or overpay or underpay applicable taxes, resulting in the loss of net income and/or clients and/or the incurrence of tax penalties and interest. Despite our efforts to reconcile taxes on a monthly basis, we may incur additional taxes, penalties and interest for which we may or may not bill our clients.

Our ability to adjust and collect service fees for increases in unemployment tax rates may be limited.

We record our State Unemployment Tax (“SUI”) expense based on taxable wages and tax rates assigned by each state. SUI tax rates vary by state and are determined, in part, based on prior years’ compensation experience in each state. Prior to the receipt of final tax rate notices, we estimate our expected SUI tax rate in those states for which tax rate notices have not yet been received for purposes of pricing. In a period of adverse economic conditions state unemployment funds may experience a significant increase in the number of unemployment claims. Accordingly, SUI tax rates would likely increase substantially. Some states have the ability under law to increase SUI tax rates retroactively to cover deficiencies in the unemployment fund.

In addition, taxes under the Federal Unemployment Tax Act (“FUTA”) may be retroactively increased in certain states in the event the state fails to timely repay federal unemployment loans. Employers in such states are experiencing higher FUTA tax rates as a result of not repaying their unemployment loans from the federal government in a timely manner. The credit reduction is an additional tax on the FUTA wage base for employers in states that continue to have outstanding federal unemployment insurance loans beginning with the fifth year in which there is a balance due on the loan. States have the option to apply for a waiver before July 1st of the year in which the credit reduction is applicable.

Generally, our contractual agreements allow us to incorporate such statutory tax increases into our service fees upon the effective date of the rate change. However, our ability to fully adjust service fees in our billing systems and collect such increases over the remaining term of the clients’ contracts could be limited, resulting in a potential tax increase not being fully recovered. As a result, such increases could have a material adverse effect on our financial condition or results of operations.

We may never successfully commercialize ShiftPixy Labs.

We have invested a substantial amount of our time and resources in developing ShiftPixy Labs and its related services and technology. Commercialization of ShiftPixy Labs will require additional development, customer engagement, significant marketing efforts and ongoing investment before it can provide us with any additional revenue. Despite our efforts, ShiftPixy Labs may not become commercially successful. Failure to successfully deploy and commercialize ShiftPixy Labs could adversely affect our operating results and financial condition.

Risks Relating to Technology

We collect, use, transmit and store personal and business information with the use of data service vendors, and a security or privacy breach may damage or disrupt our businesses, result in the disclosure of confidential information, damage our reputation, increase our costs or cause losses.

In connection with our business, we collect, use, transmit and store with data services vendors large amounts of personal and business information about our clients and shift employees, including payroll information, healthcare information, personal and limited business financial data, social security numbers, bank account numbers, tax information and other sensitive personal and business information. In addition, as we continue to grow the scale of our business, we will process and store with data services vendors an increasing volume of personally identifiable information of our users. Our data services vendors include PrismHR, Amazon Web Services, Microsoft OneDrive, ShareFile, Dropbox, Egnyte, Smartsheet, MasterTax, Microsoft Outlook, Microsoft Office 365, and RightSignature. We believe these vendors implement industry standard or more stringent data security measures to protect the data that we transmit through and/or store with them. Despite our efforts to protect customer data, perceptions that the collection, use, and storage of personal information are not satisfactorily protected could inhibit sales and limit adoption of our services. In addition, the continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security.

We are focused on ensuring that our operating environments safeguard and protect personal and business information, and we will devote significant resources to maintaining and regularly updating our systems and processes. The cost to maintain these safeguards is significant and may increase as we grow, which may limit our ability to employ our resources elsewhere and slow our ability to grow. Despite our efforts to maintain security controls across our business, it is possible our security controls over personal data, our training of employees and vendors on data security, and other practices we follow may not prevent the improper disclosure of customer data that we or our vendors store and manage. In addition, attacks on information technology systems continue to grow in frequency, complexity and sophistication, and we may be targeted by unauthorized parties using malicious tactics, code and viruses.

We engage third party contractors who monitor our activities in a manner designed to prevent, detect and respond to data security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. In addition, hardware, software, or applications we develop or procure from third-parties may contain defects in design or manufacture or other problems that could unexpectedly compromise the confidentiality, integrity or availability of data or our systems. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third-parties with whom we do business, through fraud, trickery, or other methods of deceiving our employees, contractors, or temporary staff. As these threats continue to evolve, we may be required to invest significant additional resources to modify and enhance our information security and controls or to investigate and remediate any security vulnerabilities. In addition, while our operating environment is designed to safeguard and protect personal and business information, we do not have the ability to monitor the implementation of similar safeguards by our clients, vendors or their respective employees, and, in any event, third-parties may be able to circumvent those security measures.

Any cyber-attack, unauthorized intrusion, malicious software infiltration, network disruption, denial of service, corruption of data, theft of non-public or other sensitive information, any similar act by a malevolent party, or inadvertent acts by our own employees, could result in the disclosure or misuse of confidential or proprietary information, harm our reputation, and could have a materially adverse effect on our business operations, or that of our clients, create financial liability, result in regulatory sanction, or generate a loss of confidence in our ability to serve clients or cause current or potential clients to choose another service provider, or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. Although we believe that through our third-party contractors we maintain an adequate program of information security and controls and any threats that we might have encountered to date have not materially impacted us, the impact of a data security incident could have a materially adverse effect on our business, results of operations and financial condition. In addition, any further security measures we may undertake to address further protections may cause higher operating expenses.

We are also subject to various federal and state laws, rules and regulations relating to the collection, use, transmission and security of personal and business information. In addition, the possession and use of personal information and data in conducting our business subjects us to laws that may require notification to regulators, clients or employees in the event of a privacy breach and may impose liability on us for privacy deficiencies, including but not limited to liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and regulatory penalties. These laws continue to develop, the number of jurisdictions adopting such laws continues to increase, and these laws may be inconsistent from jurisdiction to jurisdiction. The future enactment of more restrictive laws, rules or regulations could have a materially adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in regulatory penalties and significant legal liability. In addition, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase.

Some of the activities in which our shift workers could become involved include health care information-related responsibilities that could invoke the need for compliance with HIPAA as amended by the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”). The United States Department of Health and Human Services issued regulations that establish uniform standards governing the conduct of certain electronic health care transactions and protecting the privacy and security of protected health information used or disclosed by health care providers and other covered entities. Three principal regulations with which we are required to comply have been issued in final form under HIPAA: privacy regulations, security regulations, and standards for electronic transactions, which establish standards for common health care transactions. The privacy regulations cover the use and disclosure of protected health information by health care providers. They also set forth certain rights that an individual has with respect to his or her protected health information maintained by a health care provider, including the right to access or amend certain records containing protected health information or to request restrictions on the use or disclosure of protected health information. The security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of protected health information that is electronically transmitted or electronically stored. The HITECH Act, among other things, establishes certain health information security breach notification requirements. A covered entity must notify any individual whose protected health information is breached. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing protected health information. These laws contain significant fines and other penalties for wrongful use or disclosure of protected health information. Additionally, to the extent that we submit electronic health care claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and the HITECH Act, payments to us may be delayed or denied.

We may be vulnerable to security breaches that could disrupt our operations and adversely affect our business.

Despite security measures and business continuity plans, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, distributed denial of service, and other security breaches. An attack on or security breach of our network could result in interruption or cessation of access and services, our inability to meet our access and service level commitments, and potentially compromise customer data transmitted over our network. We cannot guarantee that our security measures will not be circumvented, resulting in network failures or interruptions that could impact our network availability and have a material adverse effect on our business, financial condition, and results. We may be required to expend significant resources to protect against such threats. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, and we could lose customers. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to our reputation, and/or costly response measures, which could adversely affect our business.

If we are unable to protect our proprietary and technology rights our operations will be adversely affected.

Our success will depend in part on our ability to protect our proprietary rights and technologies, including those related to our products and services. Protecting our intellectual property rights and combating unlicensed copying and use of our software and other intellectual property is difficult. Except as otherwise noted herein, we have not obtained any formal patent, trademark or similar protection. Our failure to adequately protect our proprietary rights may adversely affect our operations. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use trade secrets or other information that we regard as proprietary. Based on the nature of our business, we may or may not be able to adequately protect our rights through patent, copyright and trademark laws. Our means of protecting our proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, litigation may be necessary in the future to:

•	Enforce intellectual property rights;

•	Protect our trade secrets;

•	Determine the validity and scope of the rights of others; or

•	Defend against claims of infringement or invalidity.

Any such litigation could result in substantial costs if we are held to have willfully infringed upon another party’s intellectual property, or to expend significant resources to develop non-infringing technology, and would divert the attention of management from the implementation of our business strategy. Furthermore, the outcome of any litigation is inherently difficult to predict and we may not prevail in any litigation in which we become involved.

Software products we use in our business may contain defects which will make it more difficult for us to establish and maintain customers.

We are currently using PrismHR software for our payroll processing. We also use MasterTax to process our tax reports and filings, and a host of other software products in the course of conducting our business. The mobile app component of our mobile application, along with the client portal and the ShiftPixy Command Hub, constitute our proprietary software and contain components that are licensed from third parties and that constitute public domain software. Our payroll processing software and other software products that we use in our business, including our mobile application, we use in our business could contain undetected design faults and software errors, or “bugs” that are discovered only after they has been installed and used by a significant number of customers. Any such defect or error in new or existing software or applications could cause delays in delivering our technology or require design modifications. These developments could adversely affect our competitive position and cause us to lose potential customers or opportunities. Since our technologies are intended to be utilized to supply human resources related services, the effect of any such bugs or delays will likely have a detrimental impact on us. In addition, given that our specialized human resources software and services have yet to gain widespread acceptance in the market, any delays or other problems caused by software bugs would likely have a more detrimental impact on our business than if we were a more established company.

If a contract relating to our mission critical software that we use in our business is terminated or not renewed, our business could be seriously disrupted and our revenues significantly reduced.

If a contract relating to our mission-critical software services, such as that applicable to payroll and payroll tax processing, is terminated or not renewed, and we do not have an effective replacement software, our business and revenues will suffer. Although there are other software vendors we can use, it may take time to negotiate an agreement and make any replacement software operational. Accordingly, if the software agreements that we use in our business are terminated or not renewed, our business could be seriously disrupted and our revenues significantly reduced until we locate replacement software and make it operational.

Our systems may be subject to disruptions that could have a materially adverse effect on our business and reputation.

Our business is and will continue to be highly dependent on our ability to process, on a daily basis, a large number of complicated transactions. We rely heavily on our payroll, financial, accounting, and other data processing systems. We may not be successful in preventing the loss of client data, service interruptions or disruptions to our operations from system failures. If any of these systems fail to operate properly or become disabled even for a brief period of time, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention, or damage to our reputation, any of which could have a materially adverse effect on our results of operation or financial condition.

Because we store data in the cloud with providers such as Microsoft and Amazon, any disruptions in our ability to access this data or any breach of security concerning this data in the cloud could have a materially adverse effect on our business and reputation.

Our business is and will continue to be highly dependent on data storage in the cloud with providers such as Microsoft and Amazon. These cloud storage systems may fail to operate properly or become disabled. There could also be security breaches of our data stored in the cloud. If there is loss of client data, service interruptions or disruptions to our operations related to our cloud data storage, even for a brief period of time, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention, or damage to our reputation, any of which could have a materially adverse effect on our results of operation or financial condition.

We make significant investments in our software that may not meet our expectations.

Developing new technologies is complex. It can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or services could adversely affect our revenue.

Third parties may claim we infringe their intellectual property rights.

From time to time, others claim we infringe their intellectual property rights. The number of these claims may grow because of constant technological change in the markets in which we compete, the extensive patent coverage of existing technologies and the rapid rate of issuance of new patents. To resolve these claims, we may enter into royalty and licensing agreements on terms that are less favorable than currently available, stop selling or redesign affected products or services, or pay damages to satisfy indemnification commitments to our customers. These outcomes may cause operating margins to decline. Besides money damages, equitable relief is available in some jurisdictions that, if granted, could limit or eliminate our ability to import, market, or sell our products or services that contain infringing technologies.

We may not be able to protect our source code from copying in the event of an unauthorized disclosure of source code.

Source code, the detailed program commands for our operating systems and other software programs, is critical to our business. We take significant measures to protect the secrecy of large portions of our source code. If a significant portion of our source code leaks, we might lose future trade secret protection for that source code. It may become easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue and operating margins. Unauthorized disclosure of source code also could increase the security risks described in the next paragraph.

We may have outages, data losses, and disruptions of our online services if we fail to maintain an adequate operations infrastructure.

Our increasing user traffic, growth in services, and the complexity of our services demand more computing power. We spend substantial amounts to build, purchase, or lease data centers and equipment and to upgrade our technology and network infrastructure to handle more data. These demands continue to increase as we grow our workforce. Maintaining, securing, and expanding this infrastructure is expensive and complex. It requires that we maintain an internet connectivity infrastructure that is robust and reliable within competitive and regulatory constraints that continue to evolve. Inefficiencies or operational failures, including temporary or permanent loss of customer data or insufficient internet connectivity, could diminish the utility or functionality of our products, and adversely impact the quality of our services and user experience, resulting in contractual liability, claims by users and other third parties, regulatory actions, damage to our reputation, and loss of current and potential users, subscribers, and advertisers, each of which could have a materially adverse impact on our operating results and financial condition.

Our software may experience quality or supply problems.

Our software may experience quality or reliability problems. The highly-sophisticated software we have been developing may contain bugs and other defects that interfere with their intended operation. Any defects we do not detect and fix in pre-release testing could cause reduced sales and revenue, damage to our reputation, repair or remediation costs, delays in the release of new products or versions, or legal liability. Although our license agreements typically contain provisions that limit our exposure to liability, there is no assurance these provisions will withstand legal challenge.

We intend to use open source blockchain technology in our technology platform. This technology has been scrutinized by regulatory agencies and therefore we may be impacted by unfavorable regulatory action in one or more jurisdictions.

We intend to use open source blockchain technology as a secure repository for “device reputation” information acquired by our technology platform. Blockchain technologies have been the subject of scrutiny by various regulatory bodies around the world. We could be impacted by one or more regulatory inquiries or actions, including but not limited to restrictions on the use of blockchain technology, which could impede or limit the use of this technology within our product offerings.

We use and leverage open source technology in our technology platform which may create risks of security weaknesses.

Some parts of our technology that we currently use, and that we intend to develop in the future, incorporates (or may incorporate in the future) open-source technology, including the blockchain technology that we intend to use in our technology platform. There is a risk that the development team, or other third parties may, intentionally or unintentionally, introduce weaknesses or bugs into the core infrastructure elements of our technology solutions interfering with the use of such technology which, in turn, could have a material negative impact on our business and operations.

Risks Relating to Management and Personnel

We depend heavily on Scott W. Absher, our Chief Executive Officer and a director. The loss of his services could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of Scott W. Absher, our Chief Executive Officer and a director. If we lose his services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to Mr. Absher, this could adversely affect the development and implementation of our business plan and harm our business.

Mr. Absher has limited experience managing a public company, which may inhibit our ability to implement successfully our business plan.

Mr. Absher has limited experience managing a public company, which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. We are endeavoring to comply with all of the various rules and regulations applicable to a public reporting company, including those promulgated by the Securities and Exchange Commission. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected.

If we are not recognized as an employer of WSEs under federal and state regulations, or we are deemed to be an insurance agent or third-party administrator, we and our clients could be adversely impacted.

While in our client engagements we typically arrange for our clients to act as sponsor of employee benefit plans, we also sponsor the benefit plans applicable to their employees. For us to sponsor employee benefit plan offerings for WSEs, we must qualify as an employer for certain purposes under the Internal Revenue Code of 1986 (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, our status as an employer is important for purposes of ERISA’s preemption of certain state laws. The definition of employer under various laws is not uniform, and under both the Code and ERISA, the term is defined in part by complex multi-factor tests.

Generally, these tests are designed to evaluate whether an individual is an independent contractor or employee and they provide substantial weight to whether a purported employer has the right to direct and control the details of an individual’s work. Some factors that the IRS has considered important in the past have included the employer’s degree of behavioral control (the extent of instructions, training and the nature of the work), the financial control and the economic aspects of the relationship, and the intent of the parties, as evidenced by (i) the specific benefit, contract, termination and other similar arrangements between the parties, and (ii) the “on-going” versus “project-oriented” nature of the work to be performed. However, a definitive judicial interpretation of “employer” in the context of co-employer relationships such as those in which we engage has not been established. For ERISA purposes, for example, courts have held that test factors relating to ability to control and supervise an individual are less important, while the U.S. Department of Labor has issued guidance that certain entities in the HR outsourcing industry do not qualify as common law employers for ERISA purposes. Moreover, when our app is fully functional, the scope of our employer status will increase, changing the legal analysis. Although we believe that we qualify as an employer of WSEs under ERISA, and the U.S. Department of Labor has not provided guidance otherwise, we are not able to predict the outcome of any future regulatory challenge.

If we are not recognized as an employer under the Code or ERISA, we may be required to change the method by which we report and remit payroll taxes to the tax authorities and the method by which we provide, or discontinue providing, certain employee benefits to WSEs, which could have a material adverse effect on our business and results of operations.

We may also need to qualify as an employer of WSEs under state regulations, which govern licensing, certification and registration requirements. Nearly all states have enacted laws and regulations in this regard. While we believe that we qualify as an employer of WSEs under these state regulations, these requirements vary from state to state and change frequently and if we are not able to satisfy existing or future licensing requirements or other applicable regulations of any states, we may be prohibited from doing business in that state.

Our business depends on our ability to attract and retain talented employees.

Our business is based on successfully attracting and retaining talented employees. The market for highly skilled workers and leaders in our industry is extremely competitive. If we are less successful in our recruiting efforts, or if we cannot retain key employees, our ability to develop and deliver services successfully may be adversely affected. If we cannot hire additional qualified personnel, we may continue to have internal control weaknesses. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. How employment-related laws are interpreted and applied to our workforce practices may result in increased operating costs and less flexibility in how we meet our workforce needs.

Lapses in our employee screening process may harm our reputation or relationship with clients, or result in litigation, which may impact our financial condition.

Our business model is dependent on hiring employees who will provide high quality service for our clients. Lapses in our screening process may result in employees being hired who do not meet the standard expected by our clients. This may hurt our relationship with our clients or result in them placing their business elsewhere, which would negatively impact our ability to remain in business. Criminal behavior by our employees resulting from a lapse in our screening process may subject us to litigation from our clients or government regulators, which may also be costly and/or damage our reputation.

We are in the business of providing employees to clients, and there is a risk that we will be sued and/or held liable for claims resulting from actions by or against our employees.

We act as a co-employer of WSEs, who perform their jobs in the workplaces of our clients. Our ability to control the workplace environment of our clients is extremely limited. Further, many WSEs have access to our clients’ information systems and confidential information. As the co-employer of these WSEs, we incur a risk of liability arising from various workplace events, including claims of physical injury, discrimination, harassment or failure to protect confidential personal information. Other inherent risks include possible claims of errors and omissions; intentional misconduct; release, misuse or misappropriation of client intellectual property; employment of illegal aliens; criminal activity; torts; or other claims. These claims can carry significant financial penalties and damages.

We have not experienced significant claims for damages or losses to date arising from the actions of WSEs. However, there is a risk that we will be subject to such claims in the future and may be held liable even if our contribution to the injury is minimal or absent. We may also be required to indemnify our clients against claims brought against them by or against WSEs. Even if we are successful in defending against these claims, the costs of mounting our defense might be significant and damaging to us. We may incur reputational costs and/or be subject to investigations by public agencies, which could result in associated negative publicity. We may also lose clients as a result claims against us.

To protect ourselves, we carry a staffing liability program commercial insurance policy. We believe the level of insurance coverage we maintain is appropriate for a company of our size and function. The policy provides coverage with respect to: (1) “wrongful employment acts” committed against our “employees” pursuant to our agreement with that client; and (2) A “staffing services worker’s acts” committed while in the service of our client that result in a “wrongful business environment.” No insurance policy is without risk. A claim against us may not be covered by this plan, such as wage and hour disputes, which are on the rise nationally. The insurer may seek to disclaim liability or deny coverage for various reasons, or the amount of judgment entered against us may exceed the policy limits. If we are unable to maintain adequate insurance coverage, we may be exposed to substantial liabilities. Any claims for damages against us as a result of actions of WSEs could damage our reputation, increase our expenses and reduce our profitability (or increase net losses) and revenues.

Catastrophic events or geopolitical conditions may disrupt our business.

Monetary and fiscal policies and political and economic conditions may substantially change. When there is a slowdown in the economy, employment levels may decrease with a corresponding impact on our businesses.

Clients may react to worsening conditions by reducing their spending on payroll and other outsourcing services or renegotiating their contracts with us.

Worsening economic conditions, including inflation, recession, or other changes in economic conditions, may cause businesses to rely less on vendors in our business, which could adversely affect our revenue. If demand for our services declines, or business spending for such services declines, our revenue will be adversely affected.

Challenging economic conditions also may impair the ability of our customers to pay for products and services they have purchased. As a result, allowances for doubtful accounts and write-offs of accounts receivable may increase.

We are dependent upon various large banks to execute Automated Clearing House and wire transfers as part of our client payroll and tax services. A systemic shutdown of the banking industry would impede our ability to process funds on behalf of our payroll and tax services clients and could have an adverse impact on our financial results and liquidity

A disruption or failure of our systems or operations because of a major earthquake, weather event, cyber-attack, terrorist attack, fire, pandemic, or other catastrophic event could cause delays in completing sales, providing services, or performing other critical functions. A significant portion of our research and development activities and certain other essential business operations are located in the Irvine, California area, which is a seismically active region. A catastrophic event that results in the destruction or disruption of any of our critical business or IT systems could harm our ability to conduct normal business operations. California has also experienced destructive fires recently. As a result of these fires, power and utilities are occasionally shut off to parts of the State. A fire or risk of fire may result in damage to our facilities, the temporary or permanent shut down of our or our clients’ facilities, disruption to our power supply or utilities, or other disruptions that may harm our ability to conduct business.

Abrupt political change and terrorist activity may pose threats to our business and increase our operating costs. These conditions also may add uncertainty to the timing and budget for technology investment decisions by our customers and may cause supply chain disruptions for hardware manufacturers. Geopolitical change may result in changing regulatory requirements that could impact our operating strategies, hiring, and profitability.

Risks Relating to Regulations and Compliance

Failure to comply with, or changes in, laws and regulations applicable to our business, particularly potential changes to the Patient Protection and Affordable Care Act (the “ACA”), could have a materially adverse effect on our marketing plan as well as our reputation, results of operations or financial condition, or have other adverse consequences.

Our business is subject to a wide range of complex laws and regulations. For example, many states regulate entities offering the employment related services such as those offered by us directly or through our subsidiary and require licenses as a prerequisite to operation of such enterprises in their respective jurisdictions. There can be no assurance that either we or our subsidiary, ReThink, will be successful in either securing or maintaining a license or licenses in compliance with a particular state’s laws and regulations. Further, many states require that workers’ compensation policies offered by employment related firms such as ours be managed according to strict rules and/or that unemployment insurance filings be administered according to strict rules.

Failure to comply with such laws and regulations could result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of services, and the imposition of consent orders or civil and criminal penalties, including fines, that could damage our reputation and have a materially adverse effect on our results of operation or financial condition.

In addition, changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. For example, a change in regulations either decreasing the amount of taxes to be withheld or allowing less time to remit taxes to government authorities would adversely impact interest income from investing client funds before such funds are remitted to the applicable taxing authorities. Changes in taxation regulations could adversely affect our effective tax rate and our net income. Changes in laws that govern the co-employment arrangement between a professional employer organization (“PEO”) and its WSEs may require us to change the manner in which we conduct some aspects of our business.

Changes to the ACA, as amended, related state laws, and the regulations adopted or to be adopted thereunder, have the potential to impact substantially the way that employers provide health insurance to employees and the health insurance market for the small and mid-sized businesses that constitute our business’s clients and prospects. The repeal or replacement of the ACA, the elimination of employer mandates and similar employer requirements currently imposed by the ACA, and other regulatory changes could in the future reduce our revenues. Amendments to money transmitter statutes have required us to obtain licenses in some jurisdictions. The adoption of new money transmitter statutes in other jurisdictions, changes in regulators’ interpretation of existing state and federal money transmitter or money services business statutes or regulations, or disagreement by a regulatory authority with our interpretation of such existing statutes or regulations, could require additional registration or licensing, limit certain business activities until they are appropriately licensed, and expose us to financial penalties. These occurrences could also require changes to our compliance programs and to the manner in which we conduct some aspects of our money movement business or client funds investment strategy, which could adversely impact interest income from investing client funds before such funds are remitted.

Failure to secure any necessary registrations or licensure could affect our ability to operate certain segments of our business in certain jurisdictions.

Some states require licensure or registration of businesses offering PEO services. While some elements of our service offering overlap with PEO services, our human capital platform is more in line with a traditional staffing model. However, if we need and are unable to secure registration or licensure of such service offerings in a particular state, our ability to grow that segment of our business in such state would be impaired and could affect our ability to increase our revenues and meet certain customer requirements in such states.

We may be subject to Private Attorney General’s Act (“PAGA”) claims which we may require additional capital to defend.

Our work force resides mostly in the State of California. Employment laws in the State of California can be complex and undefined where a co-employment or human capital platform relationship exists, both of which are contemplated in our current business and our future plans. PAGA allows plaintiffs to bring class action-like lawsuits against employers that can result in substantial costs to defend and may result in large fines for seemingly insignificant or inadvertent clerical errors. As we move more into these areas, the risk will increase that such PAGA claims will be filed and litigated which may result in increased costs to us.

Laws related to the classification of Gig Economy workers are changing, and we may be subject to state and local regulations impacting how we classify our workers.

A significant portion of our business is located in the State of California which recently passed AB-5 relating to the classification of certain gig workers as employees instead of independent contractors. Other states such as New York and New Jersey, two of our potential markets, are also considering similar legislation. We anticipate that classification status will continue to be an unsettled area of law for the foreseeable future. Changes in classification can result in a change to various requirements associated with the payment of wages, tax withholding, and the provision of unemployment, health, and other traditional employer-employee related benefits. While we currently classify all WSEs as employees, our business plans potentially include the use of large numbers of independent contractors.

If we are unable to utilize independent contractors, or the cost to use independent contractors becomes more expensive, our future growth opportunities may be limited or reduced. Costs or delays associated with revising our services to account for changes in the status of employees and independent contractors may have a significant impact on our future growth. Changes to the law may impact the desirability or applicability of our business model, which could impact our ability to continue as a going concern.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

In response to the COVID-19 pandemic, the CARES Act was signed into law in March 2020. The CARES Act modifies certain of the changes made by the Tax Cuts and Jobs Act of 2017 (the “Tax Act”). Changes in corporate tax rates, the realization of net deferred tax assets relating to our U.S. operations, and the deductibility of expenses under the Tax Act, as amended by the CARES Act, or future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense. The foregoing items, as well as any other future changes in tax laws, could have a material adverse effect on our business, cash flow, financial condition, or results of operations. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, as amended by the CARES Act, or any newly enacted federal tax legislation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, costs of revenue and operating expenses;

•	our ability to achieve and grow profitability;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	our predictions about industry and market trends;

•	our ability to successfully expand internationally;

•	our ability to effectively manage our growth and future expenses;

•	our estimated total addressable market;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	the effect COVID-19 or other public health issues could have on our business and financial condition and the economy in general;

•	our ability to successfully defend litigation brought against us; and

•	our use of the net proceeds from this offering.

We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section of this prospectus entitled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, other strategic transactions or investments we may make or enter into.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering from the sale of the shares of our common stock and the accompanying purchase warrants will be approximately $10.6 million, or approximately $12.3 million if the underwriters exercise their option to purchase additional shares and purchase warrants in full, at the public offering price of $3.00 per share and accompanying warrant, and after deducting underwriting discounts and commissions, and excluding the proceeds, if any, from the exercise of the purchase warrants issued in this offering.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Our management will have broad discretion in the application of the net proceeds.

The amounts and timing of our use of the net proceeds from this offering for general corporate purposes will depend on a number of factors, such as the timing and progress of our research and development efforts and the timing and progress of any collaborative or strategic partnering efforts. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, our management will have broad discretion in the timing and application of these proceeds.

DIVIDEND POLICY

We have never declared dividends on our equity securities, and currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. The payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors — Risks Relating to this Offering and Ownership of Our Common Stock.” We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our capitalization, as of May 31, 2020 as follows:

•	on an actual basis;

•	on a pro forma basis, as adjusted for the partial over-allotment options exercised on June 11, 2020 and July 7, 2020; and

•	on an as adjusted basis, giving further effect to the receipt of estimated net proceeds from the sale of shares of common stock and accompanying purchase warrants in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the purchase warrants issued in this offering.

As of May 31, 2020 Unaudited Selected Condensed Balance Sheet Items	Actual	Pro Forma Adjustments for the Equity Offering(1)	Total Pro Forma Amounts	Pro Forma Adjustments for this Offering	Pro Forma as Adjusted for this Offering
Cash	$10,835,000	$1,244,000	$12,079,000	$10,600,000	$22,679,000
All other assets	16,673,000	-	16,673,000	-	16,673,000
Total assets	27,508,000	1,244,000	28,752,000	10,600,000	39,352,000

Total liabilities	21,017,000	-	21,017,000	-	21,017,000

Preferred stock, par value $0.0001 per share — 50,000,000 shares authorized and no shares outstanding, actual; shares issued and outstanding, as adjusted	-	-	-	-	-
Common stock, par value $0.0001 per share, 750,000,000 shares authorized, 28,510,366(2) shares deemed issued and outstanding, actual; shares issued and outstanding, as adjusted	-	-	-	-	-
Additional paid-in capital	117,730,000	1,244,000	118,974,000	10,600,000	129,574,000
Accumulated deficit	(111,239,000)	-	(111,239,000)		(111,239,000)
Total shareholders’ equity	6,491,000	1,244,000	7,735,000	10,600,000	18,335,000
Total liabilities and shareholders’ equity	$27,508,000	$1,244,000	$28,752,000	$10,600,000	$39,352,000

Total capitalization	$40,000,000	41,244,000	41,244,000	51,744,000	51,744,000

(1)	On June 11, 2020 and July 7, 2020, we closed partial over-allotment options exercised by A.G.P. to purchase 250,340 additional shares of common stock resulting in net proceeds of approximately $1.24 million after deducting underwriting discounts and commissions and estimated expenses payable by us.

(2)	We have included the Preferred Options exercisable at $0.0001 per share and convertible into common stock on a one-for-one basis as shares deemed issued and outstanding as follows:

Shares of common stock outstanding as of May 31, 2020:	3,857,316
Preferred Options exercised since May 31, 2020:	12,794,490
Preferred Options unexercised as of October 6, 2020:	11,858,560

Total shares of common stock deemed issued and outstanding as of May 31, 2020:	28,510,366

You should read this information in conjunction with the information contained in “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in this prospectus.

DILUTION

If you invest in our securities in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of May 31, 2020 was $6,491,000, or $1.68 per share of common stock based on 3,857,316 shares of common stock outstanding as of May 31, 2020. Historical net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of such date.

Our historical net tangible book value, as adjusted, as of May 31, 2020 was $6,491,000, or $0.23 per share after adjusting for the 12,794,490 Preferred Options that have been exercised and 11,858,560 Preferred Options that are unexercised.

Our pro forma net tangible book value, as adjusted, as of May 31, 2020, after giving effect to the partial over-allotment options exercised on June 11, 2020 and July 7, 2020 was approximately $7,735,000, or $0.27 per share of common stock.

After giving effect to the sale by us of 4,000,000 shares of common stock and an accompanying purchase warrant in this offering at the public offering price of $3.00 per share and accompanying warrant, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the purchase warrants, our pro forma as-adjusted net tangible book value as of May 31, 2020 would have been approximately $18,335,000, or $0.56 per share of common stock. This represents an immediate increase in the net tangible book value of $0.29 per share to our existing shareholders and an immediate and substantial dilution in net tangible book value of $2.44 per share to new investors. The following table illustrates this hypothetical per share dilution:

Offering price per share and accompanying warrant	$3.00
Historical net tangible book value per share as of May 31, 2020	$1.68
Decrease in net tangible book value per share for Preferred Options	$(1.45)
Historical net tangible book value per share, as adjusted, as of May 31, 2020 for the Preferred Options	$0.23
Increase in net tangible book value per share attributable to pro forma adjustments	$0.04
Pro forma net tangible book value, as adjusted, per share as of May 31, 2020	$0.27
Increase in pro forma net tangible book value, as adjusted, per share attributable to this offering	$0.29
Pro forma as adjusted net tangible book value per share as of May 31, 2020, after giving effect to this offering and as adjusted for the partial over-allotment options exercised on June 11, 2020 and July 7, 2020 and the Preferred Options	$0.56
Dilution per share to new investors purchasing shares in this offering	$2.44

The information above assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $19,991,000, representing an immediate increase to existing stockholders of $0.33 per share and an immediate dilution of $2.40 per share to new investors.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding options or warrants, including the purchase warrants offered hereby. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The foregoing discussion and table are based on 16,902,146 shares of common stock outstanding as of October 6, 2020 and 11,858,560 shares of common stock reserved for future issuance pursuant to Preferred Options, and excludes the following securities:

•	1,896,209 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock that were exercisable and outstanding as of October 6, 2020, with a weighted-average exercise price of $8.42 per share;

•	199,383 shares of common stock reserved for future issuance under our 2017 Plan;

•	42,559 shares of common stock issuable upon the exercise of options to purchase common stock issued pursuant to our 2017 Plan as of October 6, 2020, with a weighted-average exercise price of $102.44 per share;

•	1,406,564 shares of common stock issuable upon the exercise of options to purchase common stock granted pursuant to our 2017 Plan between July 1, 2020 and October 6, 2020, with a weighted-average exercise price of $5.24 per share, subject to shareholder approval;

•	25,000,000 shares of common stock potentially issuable pursuant to options that are expected to be granted to Messrs. Absher and Holmes, the issuance of which may be subject to various internal corporate, state, federal or regulatory approvals, following this offering to purchase preferred stock for $0.0001 per share, with each share of preferred stock being convertible into common stock on a one-for-one basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical financial statements and the related notes included in this prospectus. Management’s discussion and analysis contains forward-looking statements that involve risks and uncertainties, including those we detail under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus, such as statements of our plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this prospectus. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

Overview

Our current business, and the primary source of our revenues to date, has been under a traditional staffing services business model. Our market focus is to use this traditional approach, coupled with developed technology, to address underserved markets containing predominately lower wage employees with high turnover, including the light industrial, services, and food and hospitality markets. We provide human resources, employment compliance, insurance, payroll, and operational employment services solutions for our business clients (“clients” or “operators”) and shift work or “gig” opportunities for WSEs ( or “shifters”). As consideration for providing these services, we receive administrative or processing fees as a percentage of a client’s gross payroll, process and file payroll taxes and payroll tax returns, provide workers’ compensation insurance, and provide employee benefits. We have built a substantial business on a recurring revenue model since our inception in 2015. For the fiscal year ended August 31, 2019, including our discontinued operations related to the Vensure Asset Sale described below, we processed over $350 million of payroll billings. Our business has significantly grown for each year since inception and we expect to continue our track record of significant customer growth. However, we have experienced losses to date as we have invested in both our technology solutions as well as the back-office operations required to service a large employee base under a traditional staffing model.

We are currently focused on clients in the restaurant and hospitality industries, traditionally market segments with high employee turnover and low pay rates. We believe that our focus on these industries will be better served by our Human Resources Information System (“HRIS”) technology platform and related mobile application which provide payroll and human resources tracking for our clients and will result in lower operating costs, improved customer experience and revenue growth acceleration. All of our clients enter into service agreements with us or our wholly-owned subsidiary, ReThink.

Our revenues for Fiscal 2019 and through the first nine months of Fiscal 2020 primarily consist of administrative fees calculated as a percentage of gross payroll processed, payroll taxes due on WSEs billed to the client and remitted to the applicable taxation authority, and workers’ compensation premiums billed to the client for which we facilitate workers’ compensation coverage. Our costs of revenues consist of accrued and paid payroll taxes and our costs to provide the workers’ compensation coverage including premiums and loss reserves. A significant portion of our assets and liabilities is for our workers’ compensation reserves. Our cash balances related to these reserves are carried as assets and our estimates of projected workers’ compensation claims are carried as liabilities. Since Fiscal 2019, we have provided a self-funded workers’ compensation policy for up to $500,000 and purchased reinsurance for claims in excess of $500,000. We actively monitor and manage our clients and WSE’s workers’ compensation claims which we believe allows us to provide a lower cost workers’ compensation option for our clients than they would otherwise be able to purchase on their own.

As of August 31, 2019, we had 246 clients with over 13,000 WSEs, and processed payroll of over $350 million during Fiscal 2019, an increase of nearly 60% over Fiscal 2018. Of these WSEs, approximately 60% represent workers in the restaurant industry. In addition, as of August 31, 2019, there were an additional 12,000 inactive WSEs in our HRIS technology platform who are available for gig opportunities. In January 2020, in connection with the Vensure Asset Sale described below, we assigned client contracts representing approximately 70% of our billable clients, which comprised approximately 88% of our quarterly revenue as of November 30, 2019, and certain operating assets for $19.2 million in cash, of which $9.7 million was received at closing and $9.5 million is due over the next four years, which was scheduled to commence in April 2020, subject to certain conditions, including the performance of the assigned contracts and minimum working capital delivered. The payments have been delayed due to issues from the novel coronavirus disease (“COVID-19”). For further discussion on the delayed payment to us pursuant to the Vensure Asset Sale, see “ – Recent Developments – Vensure Asset Sale.”

Following the Vensure Asset Sale, our client count, client site count, and billed WSE count decreased by approximately 88% from pre-Vensure Asset Sale metrics. On a comparative basis from May 31, 2019 to February 29, 2020 (our last reporting period before the COVID-19 pandemic materially impacted our business operations), our continuing and remaining client count increased from 35 to 83 customers, representing approximately 250 client locations, and our billed WSEs increased from an average of 1,600 to 3,100 at the end of February 2020. The quarter ended February 29, 2020 represented an annualized growth rate of over 100% for both clients and WSEs since November 30, 2019.

The COVID-19 pandemic has had a significant impact upon and delayed our expected growth, which we have observed through a decrease in our billed customers and WSEs beginning in mid-March 2020, when the State of California first implemented “lockdown” measures. Significantly, all of our February 29, 2020 billed WSEs worked for clients located in Southern California, and many of these clients were required to furlough or layoff employees or, in some cases, completely close their operations. However, during the quarter ended May 31, 2020, we continued to close new customer opportunities. The combination of our sales efforts and the opportunities our services provide to businesses impacted by the COVID-19 pandemic resulted in additional business opportunities for new client location additions, but our WSE billings per client location decreased as many clients were shut down, or reduced staffing during the quarter ended May 31, 2020. For the month of May 2020, our billed client count decreased to 81 clients, but client locations increased by 24% to over 300 client locations compared to February 2020. Monthly “normalized” gross client billings decreased 23% from February 2020 to May 2020 as a result of the reduced staffing levels. (“Normalized” gross billings represent actual billings adjusted for the number of billable days in a given month, e.g., 29 billable days in February 2020, and 31 billable days in May 2020). As the Southern California economy experienced modest recovery in June, we experienced continued client additions and some degree of gross billing recovery. For the month of June 2020, our client count increased to 84 clients, with active billings representing 315 client locations (an increase of 26% from February 2020 and equivalent to a 150% annualized client location growth rate), while gross client billings exceeded “normalized” February 2020 billings. On July 13, 2020, the Governor of the State of California re-implemented certain COVID-19 related lockdown restrictions in most of the counties in the state, including those located in Southern California where most of our clients reside.  Since that time, the fluid nature of the pandemic has resulted in the issuance of additional health orders by county health authorities, resulting in uneven patterns of business openings and closings throughout the state. We believe that our business will be impacted based upon the negative effect on those clients that rely more heavily upon in-person dining, but due to the fluid nature of the pandemic, we are unable to evaluate fully the probable impact of this lockdown development on our overall customer base as of the date of this prospectus. For further discussion on the impact of COVID-19 on our business, see “ – Recent Developments – COVID-19 Related Considerations.”

Results of Operations

Year Ended August 31, 2019 Compared to Year Ended August 31, 2018

The following table summarizes the condensed consolidated results of our operations for the years ended August 31, 2019 and 2018. These figures include the discontinued operations.

	For the Years Ended
	August 31, 2019	August 31, 2018
Revenues (gross billings of $39.3 million and $12.1 million less worksite employee payroll cost of $33.9 million and $10.3 million, respectively)	$5,423,000	$1,819,000

Cost of revenue	4,594,000	1,488,000
Gross profit	829,000	331,000

Operating expenses:
Salaries, wages and payroll taxes	4,670,000	2,941,000
Stock-based compensation	632,000	363,000
Commissions	200,000	93,000
Professional fees	3,918,000	2,078,000
Software development	1,209,000	3,828,000
Marketing and advertising	1,208,000	547,000
General and administrative	3,823,000	3,005,000
Depreciation and amortization	839,000	274,000
Operating expenses	16,499,000	13,129,000

Operating Loss	(15,670,000)	(12,798,000)

Other income (expense)
Interest expense	(8,507,000)	(1,751,000)
Loss on debt extinguishment	(3,927,000)	-
Change in fair value of derivative	2,569,000	-
Gain (Loss) associated with note defaults, net	811,000	(3,500,000)
Total Other income (expense)	(9,054,000)	(5,251,000)
Loss from continuing operations	(24,724,000)	(18,049,000)

Total Income from discontinued operations, net of tax	5,997,000	1,226,000

Net Loss	$(18,727,000)	$(16,823,000)

We report our revenues as gross billings, net of related direct labor costs for our Employee Administrative Services (“EAS”) clients and revenues without reduction of labor costs for staffing services clients. For the years ended August 31, 2019 and 2018, revenues associated with staffing services were insignificant.

	2019	2018
Net Revenues (in millions)	$5.4	$1.8
Increase, year over year (in millions)	3.6	1.2
% Increase, year over year	198.1%	199.7%

Cost of Revenues (in millions)	$4.6	$1.5
Increase, year over year (in millions)	3.2	1.0
Increase, year over year	208.7%	199.4%

Gross Profit (in millions)	$0.8	$0.3
Increase, year over year (in millions)	0.5	0.2
Increase, year over year	150.4%	200.9%
Gross Profit % of Revenues	15.3%	18.2%

Our net revenue excludes the payroll cost component of gross billings. With respect to employer payroll taxes, employee benefit programs, workers’ compensation insurance, we believe that we are the primary obligor, have latitude in establishing price, selecting suppliers, and determining the service specifications and, as such, the billings for those components are included as revenue. Revenues are recognized ratably over the payroll period as WSEs perform their service at the client worksite.

Net Revenue

Our net revenue increase of $3.6 million or 198.1% from $1.8 million in 2018 to $5.4 million in 2019 is primarily driven by the increase in business clients and the workplace employees associated with those clients. Active worksite employees increased by 1,000 or 200% from 500 at the end of 2018 to 1,500 at the end of 2019.

Cost of Revenue

Our cost of revenue includes the costs of employer side taxes and workers’ compensation insurance coverage. Cost of revenues increased $3.1 million or 208.7% from $1.5 million in 2018 to $4.6 million in 2019. The change in cost of revenues was due to the 198.1% increase in worksite employees.

Gross Profit

Gross profit increased $0.5 million or 150.5% from $0.3 million in 2018 to $0.8 million in 2019. The increase is due to the combination of increased net revenues and improvement in gross profit percentages. Gross profit percentage had a decrease of 2.9% from 18.2% of revenues for the year ended August 31, 2018 to 15.3% for the year ended August 31, 2019 due to larger increase of cost of revenue compared to net revenue as noted above.

Operating Expenses

The following table presents certain information related to our operating expenses

	Year ended August 31,
	2019	2018	% Change
	(in thousands)	(in thousands)
Salaries, wages and payroll taxes	$4,670	$2,941	58.8%
Share-based compensation	632	363	74.1%
Commissions	200	93	115.1%
Professional fees	3,918	2,078	88.5%
General and Administrative	3,823	3,005	27.2%
Marketing and Advertising	1,208	547	120.8%
Software development	1,209	3,828	(68.4)%
Depreciation and amortization	839	274	206.2%
Total operating expenses	$16,499	$13,129	25.7%

Operating expenses increased $3.4 million or 25.7% from $13.1 million in 2018 to $16.5 million in 2019. The components of operating expenses changed as follows:

Salaries, Wages and Payroll Taxes

Our salaries, wages and payroll taxes consist of gross salaries, benefits, and payroll taxes associated with our executive management team and corporate employees for the fiscal year ended August 31, 2019, increased by $1.7 million or 58.8% to $4.6 million from $2.9 million for the fiscal year ended August 31, 2018. The increase is due to the increase in corporate employees including the addition of our technical team hired to replace outside software developers at a higher average salary than previously hired corporate employees.

Share-Based Compensation

Share-based compensation increased by $0.3 million or 74.1% to $0.6 million for the fiscal year ended August 31, 2019. This increase was primarily due to additional stock option awards granted to our corporate employees in 2018 and 2019 and share grants issued to our non-employee board of directors.

Commissions

Commissions consist of commissions payments made to third party brokers and inside sales personnel. Commissions increased by $0.1 million or 115.1% to $0.2 million from $0.1 million in the fiscal year ended August 31, 2018. Commissions are primarily associated with compensation to our sales force for sales as well as to our property and casualty agents. Commission expenses approximates 0.5% and 0.8% of our gross billings for the years ended August 31, 2019, and 2018, respectively.

Professional Fees

Professional fees consist of legal fees, accounting and public company costs, board fees, and consulting fees. Professional fees for the year ended August 31, 2019, increased by $1.8 million or 88.5% to $3.9 million, from $2.1 million for the year ended August 31, 2018. The increase is due to $1.1 million of increased legal fees and legal settlements, $0.3 million in increased sales and marketing related consulting, $0.3 million increase for outsourced development related consulting costs, $0.3 million for increased administrative costs associated with our Sunz workers’ compensation policy, and a $0.3 million reduction in public company related costs, primarily due to reduced accounting and audit related costs.

General and Administrative Expenses

Our general and administrative expenses consist of office rent and related overhead, software licenses, insurance, penalties, business taxes, travel and entertainment, and other general business expenses. General and administrative expenses for the fiscal year ended August 31, 2019, increased by $0.8 million or 27.2% to $3.8 million, from $3.0 million for the fiscal year ended August 31, 2018. The increase is due to $0.3 million in higher software license fees related to our mobile application, $0.2 million in increased accrued tax penalties, and $0.3 million higher rent and overhead relating to our increased revenues, personnel, and the support required for the business growth.

Marketing and Advertising

Our marketing and advertising expenses consist of advertising, website costs, marketing promotions, corporate marketing, and tradeshow related costs. Marketing and advertising costs increased by $0.7 million or 120.8% to $1.2 million in Fiscal 2019 from $0.5 million in the prior year. The increase is due to increased marketing, improvements to our website, increased tradeshows and advertising, and increased costs associated with marketing our mobile application.

Software Development

Our software development expenses consist of outsourced research and development to third parties. Software development costs decreased $2.6 million or 68.4% to $1.2 million for the fiscal year ended August 31, 2019 from $3.8 million in the prior year. The decrease is due to $2.8 million lower expenses in 2019 related to work contracted to Kadima, with whom we are currently in litigation over non-delivery of the software and represented the entire expense in 2018. In 2019, Kadima represented $1.0 million of the expense and we incurred $0.2 million for contracted offshore developers in India and South America to support our U.S. based mobile application development.

Depreciation and Amortization

Depreciation and amortization increased by $0.6 million or 206.2% from our previous fiscal year. We capitalized $2.8 million of software development costs related to the application development stage during the fiscal year ended August 31, 2018 and $0.9 million in 2019 for a total of $3.7 million in capitalized software development. The increase is due to increased amortization on that capitalized software.

Other expenses increased from $5.3 million for the fiscal year ended August 31, 2018 to $6.8 million for the fiscal year ended August 31, 2019:

	For the Year Ended August 31,
	2019	2018
Interest expense	(8,507,000)	(1,751,000)
Loss on debt extinguishment	(3,927,000)	-
Change in fair value of derivatives	2,569,000	-
Gain (Loss) associated with note defaults, net	811,000	(3,500,000)
Total Other income (expense)	(9,054,000)	(5,251,000)

Interest Expense

Interest expense consists of cash interest on interest bearing notes, financing charges for the excess of fair value over carrying amounts of notes issued during any reporting period, amortization of recorded discount and associated deferred financing costs, and acceleration of discounts and deferred financing costs due to early conversions on notes payable. Interest expense increased $6.7 million to $8.5 million from $1.8 million in 2018. The increase is due to the increased interest expense and financing costs associated with the June 2018 Notes and the March 2019 Notes. The 2019 balances include: $2.6 million financing charge for the excess fair value over the carrying amount of the June 2019 Notes, non-cash interest expense related to amortization of convertible notes discount of $5.6 million and cash based interest of $0.9 million offset by the recovery of a $0.6 million interest accrual recorded into 2018 as part of the registration rights penalties that was cured and reversed in December 2018. The 2018 balances include $0.6 million for the accrual of the guaranteed twelve months of interest as part of the mandatory default clause of the debentures that was triggered following the event of default, $0.9 million of non-cash interest related to the amortization of the debt discount and debt issuance costs related to the June 2018 Notes, and $0.2 million is related to the cash basis coupon payments on the outstanding principal amount of the convertible notes.

Loss on Debt Extinguishment

The balance in 2019 represents the additional loss required to be recorded for note conversions below the stated conversion rate and associated with $8.4 million of principal conversions that were converted into common stock in Fiscal 2019. No such conversions occurred in 2018.

Change in Fair Value of Derivative

The balance in 2019 represents the reduction in fair value of the derivative liabilities recorded with the March 2019 Notes payable. No such derivative existed in 2018. See also Note 8 to the Financial Statements.

Gain (Loss) Associated with Note default, Net

For 2018, the loss of $3.5 million relates to the accrual of penalties and liquidated damages associated with technical defaults under the registration rights agreements relating to our 8% senior secured convertible notes. Those penalties were settled in Fiscal 2019 by the issuance of $0.9 million of additional convertible notes in December 2018 resulting in a gain of $2.6 million recorded in Fiscal 2019. The gain was offset by $1.8 million of accrued potential default damages related to our senior secured notes in default as of August 31, 2019.

Loss from Continuing Operations

As a result of the explanations described above, the net loss from continuing operations for the fiscal year ended August 31, 2019 was $24.7 million compared to a net loss of $18.0 million in the prior year representing an increase of $6.7 million or 37.0%.

Discontinued Operations

Results for the discontinued operations by period were as follows:

	For the Year Ended
	August 31, 2019	August 31, 2018
Revenues (gross billings of $313.3 million and $210.3 million less worksite employee payroll cost of $265.3 million and $177.2 million for the years ended respectively	$48,013,000	$33,139,000
Cost of revenue	36,452,000	27,970,000
Gross profit	11,561,000	5,169,000

Operating expenses:
Salaries, wages and payroll taxes	3,032,000	2,442,000
Commissions	2,532,000	1,501,000
Total operating expenses	5,564,000	3,943,000

(Loss) income from discontinued operations, net of tax	5,997,000	1,226,000

(Loss) Income from Discontinued Operations

This represents the operations for the clients transferred to Vensure pursuant to the Vensure Asset Sale, effective as of January 1, 2020, related to the activity for the years ended August 31, 2019 and August 31, 2019.

Our net revenue from discontinued operations increase of $14.9 million or 44.9% increase from $33.1 million in 2018 to $48.0 million in 2019 is primarily driven by the increase in business clients and the workplace employees associated with those clients. Active WSEs increased by 3,500 or 43.8% from 8,000 at the end of 2018 to 11,500 at the end of 2019.

Cost of Revenue

Our cost of revenue includes the costs of employer side taxes and workers’ compensation insurance coverage. Cost of revenues increased $8.5 million or 30.3% to $36.5 million in 2019 from $28.0 million in 2018.

The change in cost of revenues was due to the net effect of the increase in WSEs net revenues, supported by the increase in WSEs offset by a reduction in employer tax expenses of $0.8 million due to the combination of favorable rate exchanges and a non-recurring reversal of a tax expense accrual made in Fiscal 2018 and reversed in Fiscal 2019 due to a tax reimbursement between the U.S. federal government and the State of California.

Workers’ compensation decreased due to the combination of our operational focus on loss reduction, the full implementation of the Sunz Insurance Company (“Sunz”) workers’ compensation policy for 2019 and expense reduction due to a non-recurring return of premium related to prior reporting periods. We implemented the Sunz policy in July, 2018, and therefore the cost reduction only impacted our workers’ compensation cost for two out of twelve months in 2018 compared to a full year for 2019.

Gross Profit

Gross profit from discontinued operations increased $6.4 million or 123.7% to $11.6 million in 2019 from $5.2 million in 2018. The increase is due to the combination of increased net revenues and improvement in gross profit percentages. Gross profit percentage improved 8.4% from 15.6% of revenues for the fiscal year ended August 31, 2018 to 24.0% for the fiscal year ended August 31, 2019 due to the cost of revenue improvements noted above and including the $0.8 million tax accrual and other cost savings and tax rate improvements.

Operating Expenses

Operating expenses related to discontinued operations represent the salaries and commissions for our employees transferred to Vensure as a result of the Vensure Asset Sale.

Salaries, Wages and Payroll Taxes

Salaries consist of gross salaries, benefits, and payroll taxes associated with the sales and support employees transferred to Vensure. Discontinued salaries for the fiscal year ended August 31, 2019, increased by $0.6 million to $3.0 million from $2.4 million for the fiscal year ended August 31, 2018. The increase is due to the increase in staff required to support the increase in business levels.

Commissions

Commissions include payments made to third party brokers and inside sales personnel for business activity that was transferred in the Vensure transaction. Discontinued commissions increased by $1.0 million or 68.7% to $2.5 million, from $1.5 million for the fiscal year ended August 31, 2018. Commissions are primarily associated with compensation to our sales force for sales as well as to our property and casualty agents and the increase is due to increased business levels. Commission expenses approximates 0.77% and 0.72% of our gross billings for the fiscal years ended August 31, 2019, and 2018, respectively.

Income from Discontinued Operations

Income from Discontinued Operations represents the income from the business transferred to Vensure. The income increased 389.2% to $6.0 million from $1.2 million due to increased business activity as described above.

Net Loss

As a result of the explanations described above, the net loss for the fiscal year ended August 31, 2019, was $18.7 million, representing a $24.7 million loss from continuing operations, offset by $6.0 million income from discontinued operations and compared to a net loss of $16.8 million in the prior year representing a loss from discontinued operations of $18.0 million offset by income from discontinued operations of $1.2 million.

Three Months and Nine Months Ended May 31, 2020 Compared to the Three and Nine Months Ended May 31, 2019

The following table summarizes the condensed consolidated results of our operations for the three and nine months ended May 31, 2020, and May 31, 2019, prior to the reclassification of discontinued operations.

	For the Three Months Ended		For the Nine Months Ended
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Revenues (gross billings of $14.4 million and $11.9 million less worksite employee payroll cost of $12.4 million and $10.3 million, respectively for the three months ended; gross billings of $47.0 million and $25.9 million less worksite employee payroll cost of $40.3 million and $22.3 million, respectively for nine months ended)	$2,014,000	$1,638,000	$6,775,000	$3,658,000
Cost of revenue	1,873,000	1,467,000	6,051,000	3,126,000
Gross profit	141,000	171,000	724,000	532,000

Operating expenses:
Salaries, wages, and payroll taxes	1,793,000	1,152,000	5,246,000	3,182,000
Stock-based compensation – general and administrative	150,000	(5,000)	895,000	154,000
Commissions	27,000	64,000	137,000	130,000
Professional fees	439,000	1,280,000	2,276,000	2,799,000
Software development	686,000	222,000	1,390,000	1,249,000
Depreciation and amortization	545,000	222,000	1,025,000	603,000
General and administrative	1,054,000	1,541,000	2,617,000	3,654,000
Total operating expenses	4,694,000	4,476,000	13,586,000	11,771,000

Operating Loss	(4,553,000)	(4,304,000)	(12,862,000)	(11,239,000)

Other (expense) income:
Interest expense	(559,000)	(4,345,000)	(2,524,000)	(6,270,000)
Expense related to preferred option exchange	(62,091,000)	-	(62,091,000)	-
Expense related to modification of warrants	-	-	(22,000)	-
Loss from debt conversion	(2,842,000)	-	(3,500,000)	-
Inducement loss	(57,000)	(2,273,000)	(624,000)	(3,829,000)
Loss on debt extinguishment	(1,592,000)	-	(1,592,000)	-
Change in fair value derivative and warrant liability	6,000	4,748,000	1,777,000	4,748,000
Loss on convertible note settlement	-	-	-	2,611,000
Gain on convertible note penalties accrual	-	-	760,000	-

Total other (expense) income \	(67,135,000)	(1,870,000)	(67,816,000)	(2,740,000)
Loss from continuing operations	(71,688,000)	(6,174,000)	(80,678,000)	(13,979,000)
Income (Loss) from discontinued operations
Income (Loss) from discontinued operations	(1,490,000)	1,178,000	(1,293,000)	4,596,000
Gain from asset sale	-	-	15,682,000	-
Total Income (Loss) from discontinued operations, net of tax	(1,490,000)	1,178,000	14,389,000	4,596,000

Net Loss	$(73,178,000)	$(4,996,000)	$(66,289,000)	$(9,383,000)

Net Income (Loss) gain per share, Basic and diluted
Continuing operations	$(2.73)	$(7.92)	$(5.49)	$(18.54)
Discontinued operations
Operating income (loss)	(0.06)	1.51	(0.09)	6.10
Gain on sale of assets	-	-	1.07	-
Total discontinued operations	(0.06)	1.51	0.98	6.10
Net income (loss) per share of common stock – Basic and diluted	$(2.79)	$(6.41)	$(4.51)	$(12.44)

Revenue

Revenue for the three months ended May 31, 2020, increased by $0.4 million, or 25.0%, to $2.0 million, compared to $1.6 million for the three months ended May 31, 2019. Revenue for the nine months ended May 31, 2020 increased by $3.1 million, or 83.8%, to $6.8 million, compared to $3.7 million for the nine months ended May 31, 2019.

Gross billings are a non-GAAP measurement and are the metric in which we currently earn our revenue. Gross billings for the three months ended May 31, 2020, were earned from billings to clients to whom we provide staff or workforce management support. Gross billings for the three months ended May 31, 2020, increased by $2.5 million, or 21.3%, to $14.4 million, compared to $11.9 million for the three months ended May 31, 2019. Gross billings for the nine months ended May 31, 2020, increased by $21.1 million, or 81.5%, to $47.0 million from $25.9 million for the nine months ended May 31, 2019.

The gross payroll cost of WSEs accounted for 86.0% and 86.2% of our gross billings for the three months ended May 31, 2020 and May 31, 2019, respectively. As such, the mark-up components accounted for 14.0% and 13.8% of our gross billings for the three months ended May 31, 2020 and May 31, 2019, respectively.

The gross payroll cost of WSEs accounted for 85.6% and 85.9% of our gross billings for the nine months ended May 31, 2020 and May 31, 2019, respectively. As such, the mark-up components accounted for 14.4% and 14.1% of our gross billings for the nine months ended May 31, 2020 and May 31, 2019, respectively.

The increase in revenue was primarily due to an increase in WSEs from a billed average of 1,650 employees in the three months ended May 31, 2019 to a billed average of 2,700 employees in the three months ended May 31, 2020. Revenues are recognized ratably over the payroll period as WSEs perform their service at the client worksite.

Cost of Revenues

Cost of revenues mainly includes the costs of employer-side taxes and workers’ compensation insurance coverage and employee benefits. Our cost of revenues for the three months ended May 31, 2020, increased by $0.4 million, or 27.7%, to $1.9 million compared to $1.5 million for the three months ended May 31, 2019. Our cost of revenues for the nine months ended May 31, 2020, increased by $2.9 million, or 93.6%, to $6.1 million compared to $3.1 million in the nine months ended May 31, 2019.

The increase in cost of revenue can be attributed to the additional WSEs we are servicing, which increased by 1,050 from a billed average of 1,650 employees for the three months ended May 31, 2019, to a billed average of 2,700 employees for the three months ended May 31, 2020. Cost of revenue for the three and nine months ended May 31, 2020 included $0.2 million in additional expense for workers’ compensation reserves as a result of the COVID-19 loss reserve increase requirements.

Gross Profit

Gross profit decreased 17.5% to $141,000 for the three months ended May 31, 2020 from $171,000 for the three months ended May 31, 2019. The gross profit, as a percentage of revenues, decreased from 10.5% for the three months ended May 31, 2019, to 7.0% for the three months ended May 31, 2020. Gross Profit increased 36.1% to $724,000 for the nine months ended May 31, 2020 from $532,000 for the nine months ended May 31, 2019. The gross profit, as a percentage of revenues, decreased from 14.5% for the nine months ended May 31, 2019, to 10.7% for the nine months ended May 31, 2020.

The changes to our gross profit as a percent of revenue is attributable to changes in paid losses and the development of open workers’ compensation claims during the period, primarily related to the increased reserve requirements as a result of the COVID-19 pandemic.

Operating Expenses

The following table presents certain information related to our operating expenses (unaudited):

	For the Three Months Ended		For the Nine Months Ended
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Operating expenses:
Salaries, wages, and payroll taxes	$1,793,000	$1,152,000	$5,246,000	$3,182,000
Stock-based compensation – general and administrative	150,000	(5,000)	895,000	154,000
Commissions	27,000	64,000	137,000	130,000
Professional fees	439,000	1,280,000	2,276,000	2,799,000
Software development	686,000	222,000	1,390,000	1,249,000
Depreciation and amortization	545,000	222,000	1,025,000	603,000
General and administrative	1,054,000	1,541,000	2,617,000	3,654,000
Total operating expenses	$4,694,000	$4,476,000	$13,586,000	$11,771,000

Operating expenses for the three months ended May 31, 2020, increased by $0.2 million, or 4.9%, to $4.7 million compared to $4.5 million for the three months ended May 31, 2019. The increase is due to increases in salaries of $0.6 million, stock-based compensation of $0.1 million and product development costs of $0.5 million offset by decreases of $0.9 million in professional fees and $0.2 million of general and administrative expenses.

Operating expenses for the nine months ended May 31, 2020, increased by $1.8 million, or 15.4%, to $13.6 million compared to $11.8 million for the nine months ended May 31, 2019. The increase is due to increases in salaries of $2.1 million, stock-based compensation of $0.7 million and product development of $0.1 million offset by $0.6 million decrease in professional fees and $0.6 million in general and administrative expenses. The components of operating expenses changed as follows:

Salaries, Wages and Payroll Taxes

These consist of gross salaries, benefits, and payroll taxes associated with our executive management team and corporate employees. For the three months ended May 31, 2020, salaries, wages and payroll taxes increased by $0.6 million, or 55.7%, to $1.8 million compared to $1.2 million for the three months ended May 31, 2019. For the nine months ended May 31, 2020, salaries, wages and payroll taxes increased by $2.1 million, or 64.8%, to $5.2 million compared to $3.2 million for the nine months ended May 31, 2019. The increase for both periods is due to the increase in corporate employees, primarily consisting of the hiring of our internal research and development team in the third and fourth quarters of Fiscal 2019.

Stock Based Compensation

Stock based compensation consists of expenses related to vested stock options granted to our employees. This compensation increased $0.2 million, or 3,257%, for the three months ended May 31, 2020, from a $5,000 credit in the three months ended May 31, 2019, and increased $0.7 million, or 483%, to $0.9 million for the nine months ended May 31, 2020, compared to $0.2 million for the nine months ended May 31, 2019. The three month increase was due to a one-time credit in the May 2019 quarter and the nine month increase was due to one-time vesting of all options granted to employees transferred under the Vensure Asset Sale.

Commissions

Commissions consist of commission payments made to third party brokers and inside sales personnel. Commissions for the three and nine months ended May 31, 2020 and May 31, 2019 decreased less than $0.1 million for the three month period and remained consistent at $0.1 million for the nine month period. Our sales model changed from a high commission external sales force for the clients transferred pursuant to the Vensure Asset Sale to an inside sales force with much lower commission rates.

Professional Fees

Professional fees consist of legal fees, accounting and public company costs, board fees, and consulting fees. Professional fees for the three months ended May 31, 2020, decreased by $0.9 million, or 69.6%, to $0.4 million, from $1.3 million for the three months ended May 31, 2019. Professional fees for the nine months ended May 31, 2020, decreased by $0.6 million, or 20.5%, to $2.3 million, from $2.8 million for the nine months ended May 31, 2019. The decrease is due to lower legal fees related to litigation matters which were resolved in January 2020.

External Software Development

External software development consists of payments to third party contractors for licenses, software development, and IT related spending for the development of our HRIS platform and mobile application. For the three months ended May 31, 2020, external software development increased by $0.5 million, or 209.8%, to $0.7 million from $0.2 million. For the nine months ended May 31, 2020, external software development decreased by $0.1 million, or 11.3%, to $1.4 million from $1.2 million. The increase is due to increased expenditures related to the development of our mobile application and related HRIS platform.

Depreciation and Amortization

Depreciation and amortization expenses represent depreciation on our equipment and amortization on our capitalized internally developed or purchased software. For the three months ended May 31, 2020, depreciation and amortization expenses increased by $0.3 million, or 145.5%, to $0.5 million. For the nine months ended May 31, 2020, depreciation and amortization expenses increased by $0.4 million, or 70.8%, to $1.0 million. The increase was due to higher software amortization, including a non-recurring write-off of $0.3 million in the May 31, 2020 quarter.

General and Administrative

General and administrative expenses consist of office rent and related overhead, marketing, insurance, penalties, business taxes, travel and entertainment, depreciation and amortization and other general business expenses. General and administrative expenses for the three months ended May 31, 2020, decreased by $0.5 million, or 46.3%, to $1.1 million from $1.5 million in the three months ended May 31, 2019, and decreased $1.1 million, or 28.4%, to $2.6 million for the nine months ended May 31, 2020 from $3.7 million in the nine months ended May 31, 2019. The decrease was due to a reduction in marketing expenses driven by a reversal of a $0.3 million accrual recorded in the fiscal year ended August 31, 2017 (“Fiscal 2017).

Other Income and Expenses

	For the Three Months Ended		For the Nine Months Ended
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Other (expense) income:
Interest expense	$(559,000)	$(4,345,000)	$(2,524,000)	$(6,270,000)
Expense related to preferred option exchange	(62,091,000)	-	(62,091,000)	-
Expense related to modification of warrants	-	-	(22,000)	-
Loss from debt conversion	(2,842,000)	-	(3,500,000)	-
Inducement loss from debt conversion	(57,000)	(2,273,000)	(624,000)	(3,829,000)
Loss on debt extinguishment	(1,592,000)	-	(1,592,000)	-
Gain on change in fair value derivative and warrant liability	6,000	4,748,000	1,777,000	4,748,000
Gain on convertible note settlement	-	-	-	2,611,000
Gain on convertible note penalties accrual	-	-	760,000	-
Total other income (expense)	$(67,135,000)	$(1,870,000)	$(67,816,000)	$(2,740,000)

Interest Expense

Interest expense represents cash interest paid and non-cash expense resulting from the amortization of our note discount and deferred financing fees on our convertible notes payable. Interest expense decreased $3.8 million, or 87.1%, to $0.5 million and decreased $3.7 million, or 59.7%, to $2.5 million for the three and nine months ended May 31, 2020, respectively, from the prior year periods. The changes are due to differences in the amortization of the different series of convertible notes outstanding.

Expense Related to Preferred Options

Expenses related to preferred options represents a non-recurring charge reflecting the fair value estimate of the preferred share options issued to the Option Shareholders that were deemed to be exercisable in January 2020, and became exchangeable for our common stock on a one-for-one basis pursuant to the amendment to our Articles of Incorporation filed with the Secretary of State of the State of Wyoming on March 25, 2020.

Expenses Related to Modification of Warrants

Expenses related to modification of warrants represents the difference in fair value for the June 2018 Note Warrants which had their exercise price reduced from $70 per share to $40 per share in December 2019.

Loss from Debt Conversion

Loss from debt conversion represents the acceleration of the pro-rated remaining note discount and deferred financing fees associated with March 2019 Notes, as exchanged in either December 2019 or March 2020, that were either converted or repaid in cash during the three and nine months ended May 31, 2020.

Inducement Loss

Inducement loss represents the difference in fair value on the date of note conversion between the closing market price and the conversion price per share, and decreased $2.2 million, or 97.5%, and $3.2 million, or 83.7%, for the three and nine months ended May 31, 2020, respectively from the prior year periods. The change was caused by lower conversion amounts and conversions closer to market price for the 2020 periods.

Loss on Debt Extinguishment

Loss on debt extinguishment represents $0.5 million for the fair value of the common stock issued in exchange for the March 2019 Warrants cancelled in the March 2020 note amendment and exchange, and $1.0 million for the acceleration of the debt discount and deferred financing fees associated with the remaining March 2019 exchange or December 2019 exchange. These notes were amended in March 2020 and accounted for as debt extinguishment. No such transactions existed for the three and nine months ended May 31, 2019.

Change in Fair Value Derivative and Warrant Liability

Change in fair value derivative and warrant liability represents the mark to market of our derivative liabilities created by the March 2019 Notes beneficial conversion feature and related detachable warrants.

Gain on Convertible Note Settlement

This represents the recovery of previously accrued convertible note penalties related to the June 2018 default. For the three and nine months ended May 31, 2019, we recorded $3.5 million of penalty accrual as a result of claims by the noteholders as of August 31, 2018 and November 30, 2018. We satisfied this liability with the issuance of $889,000 of additional convertible notes in December 2018 and recorded a penalty recovery of $2,611,000 for the nine months ended May 31, 2019.

Gain on Convertible Note Penalties Accrual

Gain on convertible note penalties accrual represents the recovery of previously accrued convertible note penalties related to the June 2019 default. For the nine months ended May 31, 2020, we recorded a $1.8 million penalty accrual for litigation damages and default interest as of August 31, 2019 and November 30, 2019. We settled all note related litigation, as described above and in Note 5 to the financial statements, in January 2020, which resulted in a gain due to the release of $760,000 for excess damages accrued liabilities in excess of paid claims.

Loss from Continuing Operations

As a result of the explanations described above, the loss from continuing operations was $71.7 million for the three months ended May 31, 2020, compared to a net operating loss of $6.2 million for the three months ended May 31, 2019, and a loss of $80.7 million for the nine months ended May 31, 2020 compared to a loss of $14.0 million for the nine months ended May 31, 2019. The increase is due to the non-recurring charges related to our recapitalization including expenses related to the Preferred Options and convertible notes.

Discontinued Operations

Results for the discontinued operations by period were as follows:

	For the Three Months Ended		For the Nine Months Ended
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Revenues (gross billings of $0 and $82.3 million less worksite employee payroll cost of $0 million and $69.7 million, respectively for the three months ended; gross billings of $120.0 million and $221.7 million less worksite employee payroll cost of $103.3 million and $187.3 million, respectively for Nine Months ended)	$—	$12,666,000	$17,138,000	$34,354,000
Cost of revenue	1,490,000	10,125,000	17,025,000	25,567,000
Gross profit (loss)	(1,490,000)	2,541,000	113,000	8,787,000

Operating expenses:
Salaries, wages and payroll taxes	—	662,000	658,000	2,414,000
Commissions	—	701,000	748,000	1,777,000
Total operating expenses	—	1,363,000	1,406,000	4,191,000

(Loss) income from discontinued operations, net of tax	$(1,490,000)	$1,178,000	$(1,293,000)	$4,596,000

Gain from asset sale	—	—	15,682,000	—
Total Income from discontinued operations, net of tax	(1,490,000)	1,178,000	14,389,000	4,596,000

(Loss) Income from Discontinued Operations

This represents the operations for the clients transferred to Vensure pursuant to the Vensure Asset Sale, effective as of January 1, 2020. As such, the operating activities represent zero months and four months of billings, revenues, cost of revenues and operating expenses for the three and nine months ended May 31, 2020 and billings, revenues, cost of revenues and operating expenses for the three and nine months ended May 31, 2019. For the three and nine months ended May 31, 2020 we recorded an additional expense of $1.5 million due to a change in the estimated loss reserves required for the retained workers compensation claims due to higher loss reserve requirements set by our actuary contractors, in part due to the COVID-19 pandemic. Although claims in this workers compensation pool typically would not qualify for a COVID-19 related liability, the rate increase for reserve requirements increased and changed our loss estimates. We will continue to evaluate these claims and the related claims reserve rates in the next fiscal quarter.

Revenues

Revenues decreased $12.7 million to $0, and decreased $17.2 million to $17.1 million, for the three and nine months ended May 31, 2020, compared to the three and nine months ended May 31, 2019. The decrease is consistent with the change in billing months recorded.

Cost of Revenue

Cost of revenue decreased $8.6 million to $1.5 million and decreased $8.5 million to $17.0 million for the three and nine months ended May 31, 2020, compared to the three and nine months ended May 31, 2019. The changes reflect the net effect of the revenue decreases offset by the $1.5 million additional workers compensation reserve accrual recorded for the residual workers compensation claim liability estimates associated with the existing WSEs being transferred under the Asset Sale.

Gross Profit (loss)

Gross profit (loss) changes are the result of the combined gross profit decrease from decreased revenues in addition to the $1.5 million additional workers compensation expense accrual recorded in the three and nine months ended May 31, 2020.

Operating Expenses

Operating expenses represent the salaries and commissions for our employees transferred to Vensure as a result of the Vensure Asset Sale.

Gain from Asset Sale

Gain from asset sale of $0 and $15.7 million for the three and nine months ended May 31, 2020, respectively, represents the net present value of the proceeds received or receivable from the Vensure Asset Sale, as reduced by the net financial assets transferred. The terms of the transaction consisted of a total of $19.2 million of cash proceeds including $9.7 million upon closing and $9.5 million paid over 4 years beginning in April 2020. The gain represents the $19.2 million, reduced by the $1.5 million of financial assets to be provided, and further reduced by a $1.8 million discount recorded to long term portion of the four-year note receivable. We believe, based upon our evaluation, that we will be able to utilize existing tax NOL’s to offset any material tax liabilities generated by the Vensure Asset Sale.

Income (loss) on Discontinued Operations

Income (loss) on discontinued operations represents the gain or loss on discontinued operations for each period, adjusted for the $15.7 million gain from asset sale for the nine months ended May 31, 2020, as described above.

Net Income (loss)

Net income (loss) increased to net loss of $73.2 million from a net loss of $5.0 million for the three months ended May 31, 2020 and May 31, 2019, respectively. Net income (loss) increased to a net loss of $66.3 million from a net loss of $9.4 million for the nine months ended May 31, 2020 and May 31, 2019, respectively. For the periods reported, net income was impacted primarily by the changes in discontinued operations and the changes in other expenses related to the convertible note related expenses of approximately $5.0 million for the three months end, and by the one-time charge for the expense related to the preferred options of $62.1 million.

Liquidity and Capital Resources

Going Concern

As of May 31, 2020, we had cash of $10.8 million and a working capital surplus of $3.4 million. During the nine months ended May 31, 2020, we used approximately $10.6 million of cash from our continuing operations and repaid $1.2 million of convertible notes, after receiving $9.5 million of cash from the Vensure Asset Sale, and closed an underwritten public offering, receiving $10.3 million, net of offering costs. We have incurred recurring losses resulting in an accumulated deficit of $111.2 million as of May 31, 2020. The recurring losses and cash used in operations raise substantial doubt as to our ability to continue as going concern within one year from issuance date of the financial statements.

Historically, our principal source of financing has come through the sale of our common stock and issuance of convertible notes. We successfully completed an IPO on Nasdaq on June 29, 2017, raising a total of $12 million ($10.9 million net of costs). In June 2018, we completed a private placement of 8% senior secured convertible notes to institutional investors raising $9 million of gross proceeds ($8.4 million net of costs). In March 2019, we completed a private placement of senior secured notes to institutional investors raising $3.75 million ($3.3 million net of costs). Between September 1, 2019 and May 22, 2020 all convertible notes outstanding as of August 31, 2019 were repaid or converted into equity. On May 26, 2020, we successfully completed an underwritten public offering raising a total of $12 million ($10.3 million net of costs) and closed an additional $1.35 million ($1.24 million net of costs) between June 1, 2020 and July 7, 2020 pursuant to the underwriter’s overallotment.

Our plans and expectations for the next 12 months include raising additional capital to help fund expansion of our operations, including the continued development and support of our IT and HR platform. We engaged an investment banking firm to assist us in (i) preparing information materials, (ii) advising us concerning the structure, price and conditions and (iii) organizing the marketing efforts with potential investors in connection with a financing transaction.

In January 2020, pursuant to the Vensure Asset Sale, we assigned approximately 88% of our customer contracts in exchange for $9.7 million in cash at closing and received an additional $1.0 million of cash, net of $0.9 million of cash transferred, and expect to receive an additional $7.5 million over the four years following the transaction close, subject to certain closing conditions. We transferred $1.6 million of working capital, including $0.9 million of cash, and the business transfer represented approximately $6.0 million of our annualized gross profit.

We continue to experience significant growth in the number of WSEs, which we believe will generate additional administrative fees that will offset the current level of operational cash burn. We retained the high growth business which increased over 100% of billings and revenue growth. We also retained the rights to monetize the existing pool of WSEs and have begun to roll out our delivery and scheduling applications to our customers.

Our management believes, but cannot be certain, that our current cash position, along with our revenue growth and the financing from potential institutional investors, will be sufficient to fund our operations for at least a year from the date of the issuance of the financial statements contained elsewhere in this prospectus. We expect to benefit from certain tax holiday and loan programs created by the CARES Act in response to the COVID-19 economic crisis. If these sources do not provide the capital necessary to fund our operations during the next twelve months from the date of issuance of the financial statements contained elsewhere in this prospectus, we may need to curtail certain aspects of our operations or expansion activities, consider the sale of additional assets, or consider other means of financing. We can give no assurance that we will be successful in implementing our business plan and obtaining financing on terms advantageous to us, or that any such additional financing will be available to us. These condensed consolidated financial statements do not include any adjustments for this uncertainty

Cash Flows

The following table sets forth a summary of changes in cash flows for the nine months ended May 31, 2020 and 2019:

	For the Nine Months Ended May 31,
	2020	2019
Net cash used in operating activities	$(10,518,000)	$(1,623,000)
Net cash provided by (used in) investing activities	10,667,000	(581,000)
Net cash provided by financing activities	9,125,000	3,489,000
Change in cash	$9,274,000	$1,285,000

As of May 31, 2020, we had cash of $10.8 million and a working capital surplus of $3.4 million.

During the nine months ended May 31, 2020, we used approximately $10.5 million of cash in our operations of which $10.6 million was used in continuing operations and $0.1 million was provided by discontinued operations. Cash used in continuing operations consisted of a net loss of $80.7 million, reduced by working capital changes of $0.7 million and non-cash charges of $69.4 million including $62.1 million in expenses related to Preferred Options, $8.0 million of non-cash expenses related to our convertible notes, $1.0 million of depreciation and offset by a $1.8 million gain on derivative liability valuation. The working capital changes were primarily workers’ compensation related.

During the nine months ended May 31, 2019, we used $1.6 million of cash in our operations of which $8.8 million was used in continuing operations and $7.2 million was provided by discontinued operations. Cash used in continuing operations consisted of a net loss of $14.0 million reduced by $1.0 million of working capital changes, $4.1 million of net non-cash charges consisting primarily of $7.9 million of expenses related to our convertible notes including inducement loss, interest amortization, and deferred financing charges, $0.6 million of depreciation, and offset by a $4.7 million gain on derivative liability valuation. The working capital changes primarily reflect increases in accrued liabilities net of changes in workers’ compensation liabilities and accounts receivable.

The cash provided by investing activities for the nine months ended May 31, 2020 primarily reflects proceeds from the Vensure Asset Sale. Cash used by investing activities for the nine months ended May 31, 2019, primarily reflects purchases of assets related to our mobile application launch.

For the nine months ended May 31, 2020, cash from financing activities of $9.1 million resulted primarily from the receipt of $12.2 million in gross proceeds ($10.3 million net of original issue discount and closing costs) from the May 2020 underwritten public offering offset by $1.2 million repayment of convertible notes.

For the nine months ended May 31, 2019, cash from financing activities of $3.5 million resulted primarily from $3.75 million in gross proceeds ($3.3 million net of original issue discount and closing costs) from the issuance of the March 2019 Notes, exercise of warrants for common stock of $0.7 million, and $0.4 million repayment of the Senior Convertible Notes in cash.

The following table sets forth a summary of changes in cash flows for the twelve months ended August 31, 2019 and 2018:

	For the Year Ended August 31,
	2019	2018
Net cash used in operating activities	$(2,086,000)	$(9,538,000)
Net cash used in investing activities	(1,492,000)	(3,019,000)
Net cash provided by financing activities	3,489,000	8,310,000
Change in cash	$(89,000)	$(4,247,000)

As of August 31, 2019, we had cash and cash equivalents of $1.6 million and a working capital deficiency of $15.9 million. During Fiscal 2019, we used approximately $2.1 million of cash in our operations, of which $12.1 million was used in continuing operations and $10.0 million was provided by discontinued operations. Cash used in continuing operations consisted of a net loss of $24.7 million, reduced by net non-cash charges of $10.6 million and working capital changes of $2.0 million. Cash provided by discontinued operations consisted of income of $6.0 million and $4.0 million in working capital changes. The working capital changes were primarily in accounts payable and accrued payroll. During the year our workers’ compensation cash reserves increased by $4.4 million and our accrued workers’ compensation liabilities increased by $4.7 million. A significant portion of our continued operations cash spending for 2019 was attributable to approximately $4.0 million of expensed development and marketing costs associated with the development of our mobile application.

During Fiscal 2018, we used approximately $9.5 million of cash consisting of $11.4 million used in continuing operations and $1.9 million provided by discontinued operations. Cash used in continuing operations consisted of a continuing operations loss of $18.0 million, reduced by net non-cash charges of $5.1 million and working capital changes of $7.1 million, primarily in accrued payroll. Cash used in discontinued operations consisted of $1.2 million income from discontinued operations and working capital changes of $0.7 million. During the year our workers’ compensation cash reserves increased by $1.5 million and our accrued workers’ compensation liabilities increased by $1.2 million. A significant portion of our operating cash spending for 2018 was attributable to approximately $4.7 million of expensed development and marketing costs associated with the development of our mobile application.

The cash used in investing activities was primarily due to the capitalization of the mobile application development costs performed by outside software consultants for both 2019 and 2018.

For Fiscal 2019, cash from financing activities of $3.5 million was primarily due to $3.75 million in gross proceeds ($3.3 million net of original issue discount and closing costs) from the issuance of the March 2019 Notes, exercise of warrants for common stock of $0.7 million, and $0.4 million repayment of the Senior Convertible Notes in cash.

Non-GAAP Financial Measures

In addition to financial measures presented in accordance with GAAP, we monitor other non-GAAP measures that we use to manage our business, make planning decisions and allocate resources. These key financial measures provide an additional view of our operational performance over the long term and provide useful information that we use to maintain and grow our business. The presentation of these non-GAAP financial measures is used to enhance the understanding of certain aspects of our financial performance. It is not meant to be considered in isolation, superior to, or as a substitute for the directly comparable financial measures presented in accordance with GAAP.

We report our revenues as gross billings, net of related direct labor costs, for our EAS clients and revenues without reduction of labor costs for staffing services clients. For the years ended August 31, 2019 and 2018, we had no revenues associated with staffing services or generated through our technology services. Gross billings represent billings to our business clients and include WSE gross wages, employer payroll taxes, and workers’ compensation premiums, as well as administrative fees for our value-added services and other charges for workforce management support. Gross billings are a non-GAAP measurement and represent a key operating metric for management along with number of WSEs and number of clients. Gross billings and the number of active WSEs represent the primary drivers of our business operations. Active WSEs are defined as employees in our HRIS ecosystem that have provided services for at least one of our client customers for any reported period. Our primary profitability metrics are gross profit, gross profit per WSE, and gross profit percentage of gross billings.

	May 31, 2020	May 31, 2019
Active worksite employees (unaudited)	2,700	1,600

Reconciliation of GAAP to Non-GAAP Measure

	Three Months Ended,		Nine Months Ended,
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Gross Billings	$14,425,000	$11,894,000	$47,028,000	$25,940,000
Less: Adjustment to gross billings	12,411,000	10,256,000	40,253,000	22,282,000
Revenues	$2,014,000	$1,638,000	$6,775,000	$3,658,000

Non-GAAP Adjusted Net Income

We incurred significant non-recurring expenses during the quarter ended May 31, 2020 of approximately $67.1 million related to the combined expenses of the preferred option expense and the recapitalization charges related to our convertible notes that were fully converted as of May 31, 2020. The expenses recorded are highly dependent on the input variables used for the fair value estimates for the valuation of the Preferred Options and the derivative instruments consisting of the value of the detachable warrants and the value of the beneficial conversion features embedded in the convertible notes. During the quarter ended May 31, 2020, we eliminated all of our convertible notes and related derivative liabilities. Significantly all of the expense related to these “below the line” non-recurring items recorded in other expenses were related to our recapitalization efforts and as such resulted in a corresponding significant increase to additional paid in capital, for a negligible impact to our net equity position. We believe that providing an adjusted net income figure excluding the May 31, 2020 quarter non-recurring items is meaningful to our investors.

For the three months ended May 31, 2020, excluding those non-recurring items recorded in other expenses totaling $67.1 million, our adjusted net loss for the three months ended May 31, 2020 was $6.1 million, consisting of an adjusted continuing operating loss (excluding non-recurring items) of $4.6 million, and a loss from discontinued operations of $1.5 million.

For the nine months ended May 31, 2020, excluding the $67.1 million of non-recurring other expense described above, our adjusted net income was $0.8 million consisting of an adjusted continuing operating loss (excluding non-recurring items) of $13.6 million and a gain on discontinued operations of $14.4 million.

Material Commitments

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Share Repurchase Plan

On July 9, 2019, our board of directors authorized the repurchase of up to 10 million shares of our outstanding common stock as market conditions warrant over a period of 18 months. We have not implemented the share repurchase plan to date and have not repurchased any shares of stock under the plan.

Critical Accounting Policies and Significant Judgment and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions, which management believes to be reasonable under the circumstances, which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our audited consolidated financial statements contain a summary of our significant accounting policies. We consider the following accounting policies critical to the understanding of the results of our operations:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include:

•	Valuation expense related to preferred stock options;

•	Liability for legal contingencies;

•	Useful lives of property and equipment;

•	Assumptions made in valuing equity instruments;

•	Assumptions made in valuing embedded derivatives and freestanding equity-linked instrument classified as liabilities;

•	Deferred income taxes and related valuation allowance; and

•	Projected development of workers’ compensation claims.

Revenue and Direct Cost Recognition

We provide an array of human resources and business solutions designed to help improve business performance.

Our revenues are primarily attributable to fees for providing staffing solutions and EAS/human capital management services. We recognize revenues when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the services have been rendered to the customer; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. We enter into contracts with our clients for EAS based on a stated rate and price in the contract. Contracts generally have a term of 12 months but are cancellable at any time by either party with 30 days’ notice. Contract performance obligations are satisfied as services are rendered, and the time period between invoicing and when the performance obligations are satisfied is not significant. We do not have significant financing components or significant payment terms for its customers and consequently has no material credit losses. Payments for our services are typically made in advance of, or at the time that the services are provided.

We account for our revenues in accordance with Accounting Standards Codification (“ASC”) 605-45, Revenue Recognition, Principal Agent Considerations. Our EAS solutions revenue is primarily derived from our gross billings, which are based on (i) the payroll cost of WSEs and (ii) a mark-up computed as a percentage of payroll costs for payroll taxes and workers’ compensation premiums.

Gross billings are invoiced to each client concurrently with each periodic payroll of WSEs which coincides with the services provided and which is typically a fixed percentage of the payroll processed. Revenues, which exclude the payroll cost component of gross billings and therefore consist solely of markup are recognized ratably over the payroll period as WSEs perform their service at the client worksite. Revenues that have been recognized but not invoiced are included in unbilled accounts receivable on our consolidated balance sheets and were $1,137,000 and $310,000 for the years ended August 31, 2019 and August 31, 2018, respectively, and $270,000 as of May 31, 2020.

Consistent with our revenue recognition policy, our direct costs do not include the payroll cost of WSEs. Our cost of revenue associated with our revenue generating activities are primarily comprised of all other costs related to WSEs, such as the employer portion of payroll-related taxes, employee benefit plan premiums and workers’ compensation insurance costs.

We have evaluated our revenue recognition policies in conjunction with our future expected business which may be migrating to a staffing business model. For Fiscal 2018 and 2019, and for Fiscal 2020 to date, we determined that we did not have any revenues which should have been evaluated under a staffing business model. Such a staffing business model would have included the payroll costs in revenues with a corresponding increase to cost of revenues for payroll costs associated with staffing services.

We reviewed the costs associated with acquiring our customers under ASC 340-40 Other Assets and Deferred Costs and determined that no such costs should be capitalized. Costs relating to our customers are typically commissions paid as a percentage of some of our revenue components and are expensed as they are incurred because the terms of our contracts generally are cancellable by either party with a 30-day notice. These costs are recorded in commissions in our Consolidated Statement of Operations.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation and amortization. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When fixed assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Leasehold improvements are being amortized over the shorter of the useful life or the initial lease term.

Fixed assets are recorded at cost and are depreciated over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives for purposes of computing depreciation for equipment is five years and for furniture and fixtures is five to seven years. The amortization of leasehold improvements and the depreciation of equipment and furniture is included in depreciation expense on the consolidated statements of operations.

Computer Software Development

Software development costs relate primarily to software coding, systems interfaces and testing of our proprietary employer information systems and are accounted for in accordance with ASC 350-40, Internal Use Software.

Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation and software maintenance costs are expensed as incurred. The capitalized computer software development costs are reported under the section fixed assets, net in the consolidated balance sheets.

We determined that there were no material internal software development costs for Fiscal 2018 or Fiscal 2019. All capitalized software recorded was purchased from third party vendors. Capitalized software development costs are amortized using the straight-line method over the estimated useful life of the software, generally five years.

The amortization of these assets is included in depreciation expense on the consolidated statements of operations.

Impairment and Disposal of Long-Lived Assets

We periodically evaluate our long-lived assets for impairment in accordance with ASC 360-10, Property, Plant, and Equipment. ASC 360-10 requires that an impairment loss be recognized for assets to be disposed of or held-for-use when the carrying amount of an asset is deemed to not be recoverable. If events or circumstances were to indicate that any of our long-lived assets might be impaired, we would assess recoverability based on the estimated undiscounted future cash flows to be generated from the applicable asset. In addition, we may record an impairment loss to the extent that the carrying value of the asset exceeded the fair value of the asset. Fair value is generally determined using an estimate of discounted future net cash flows from operating activities or upon disposal of the asset. During Fiscal 2019 we conducted an impairment analysis of our capitalized software and determined that there was no impairment loss required.

Workers’ Compensation

Everest Program

Up to July 2018, a portion of our workers’ compensation risk was covered by a retrospective rated policy, which calculates the final policy premium based on our loss experience during the term of the policy and the stipulated formula set forth in the policy. We fund the policy premium based on standard premium rates on a monthly basis and based on the gross payroll applicable to workers covered by the policy. During the policy term and thereafter, periodic adjustments may involve either a return of previously paid premiums or a payment of additional premiums by us or a combination of both. If our losses under that policy exceed the expected losses under that policy, then we could receive a demand for additional premium payments.

We utilize a third-party to estimate our loss development rate, which is based primarily upon the nature of WSEs’ job responsibilities, the location of WSEs, the historical frequency and severity of workers’ compensation claims, and an estimate of future cost trends. Each reporting period, changes in the assumptions resulting from changes in actual claims experience and other trends are incorporated into our workers’ compensation claims cost estimates. As of August 31, 2019, we classified $0.1 million in short term accrued workers’ compensation and $0.1 million in long-term accrued workers’ compensation in our consolidated balance sheets.

Sunz Program

Since July 2018, our workers’ compensation program for WSEs has been provided through an arrangement with United Wisconsin Insurance Company and administered by Sunz. Under this program, we have financial responsibility for the first $0.5 million of claims per occurrence. We provide and maintain a loss fund that will be used to pay claims and claim related expenses. The workers’ compensation insurance carrier established monthly funding requirements comprised of premium costs and funds to be set aside for payment of future claims (“claim loss funds”). The level of claim loss funds is primarily based upon anticipated WSE payroll levels and expected workers’ compensation loss rates, as determined by the insurance carrier. Monies funded into the program for incurred claims expected to be paid within one year are recorded as Deposit - workers’ compensation, a short-term asset, while the remainder of claim funds are included in deposits- workers’ compensation, a long-term asset in our consolidated balance sheets.

As of August 31, 2019, we had $0.2 million in “deposit – workers’ compensation”, classified as a short-term asset and $0.8 million, classified as a long-term asset.

Our estimate of incurred claim costs expected to be paid within one year is included in short-term liabilities, while our estimate of incurred claim costs expected to be paid beyond one year is included in long-term liabilities on our consolidated balance sheets. As of August 31, 2019, we had short term accrued workers’ compensation costs of $0.2 million and long-term accrued workers’ compensation costs of $0.5 million.

Because we bear the financial responsibility for claims up to the level noted above, such claims, which are the primary component of our workers’ compensation costs, are recorded in the period incurred. Workers’ compensation insurance includes ongoing health care and indemnity coverage whereby claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which takes into account the ongoing development of claims and therefore requires a significant level of judgment. In estimating ultimate loss rates, we utilize historical loss experience, exposure data, and actuarial judgment, together with a range of inputs which are primarily based upon the WSE’s job responsibilities, their location, the historical frequency and severity of workers’ compensation claims, and an estimate of future cost trends. For each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into our workers’ compensation claims cost estimates. The estimated incurred claims are based upon: (i) the level of claims processed during each quarter; (ii) estimated completion rates based upon recent claim development patterns under the plan; and (iii) the number of participants in the plan.

Debt Issuance Costs and Debt Discount

Debt issuance costs and debt discounts are being amortized over the lives of the related financings on a basis that approximates the effective interest method. Costs and discounts are presented as a reduction of the related debt in the accompanying balance sheets. Portions attributable to notes converted into equity are accelerated to interest expense upon conversion.

Beneficial Conversion Features

The intrinsic value of a beneficial conversion feature (“BCF”) inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible note payable and may not be settled in cash upon conversion, is treated as a discount to the convertible note payable. This discount is amortized over the period from the date of issuance to the stated maturity using the straight-line method which approximates the effective interest method. If the note payable is retired prior to the end of the contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the BCF is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the common stock at the commitment date to be received upon conversion.

Derivative Financial Instruments

When a company issues debt that contains a conversion feature, it first evaluates whether the conversion feature meets the requirement to be treated as a derivative: a) the settlement amount is determined by one or more underlying factors, typically the price of our stock, b) the settlement amount is determined by one or more notional amounts or payments provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provision, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. There are certain scope exceptions from derivative treatment, but these typically exclude conversion features that provide for a variable number of shares. When we issue warrants to purchase our common stock, we evaluate whether they meet the requirements to be treated as derivative. Generally, warrants would be treated as a derivative if the provisions of the warrants agreements create uncertainty as to a) the number of shares to be issued upon exercise, or b) whether shares may be issued upon exercise. If the conversion feature within convertible debt or warrants meet the requirements to be treated as a derivative, we estimate the fair value of the derivative liability using the lattice-based option valuation model upon the date of issuance. If the fair value of the derivative liability is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The derivative liability is revalued at the end of each reporting period and any change in fair value is recorded as a change in fair value in the consolidated statement of operations. The debt discount is amortized through interest expense over the life of the debt. Derivative instrument liabilities and the host debt agreements are classified on the consolidated balance sheets as current or non-current based on whether settlement of the derivative instrument could be required within twelve months of the consolidated balance sheet date.

The accounting treatment of derivative financial instruments requires that we record the embedded conversion option and warrants at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. We reassess the classification of our derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

Share-Based Compensation

At May 31, 2020 and May 31, 2019, we had one stock-based compensation plan under which we may issue both share and stock option awards. We account for this plan under the recognition and measurement principles of ASC 718, Compensation- Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations on their fair values. Share grants are valued at the closing market price on the date of issuance which approximates fair value.

For option grants, the grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model. Our option grants are typically issued with vesting depending on a term of service. For all employee stock options granted, we recognize expense over the requisite service period over the employee’s requisite service period (generally the vesting period of the equity grant).

Our option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility and expected term. The expected volatility is based on our historical volatility since our IPO. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Following the adoption of Accounting Standards Update ASU 2016-09, we elected to account for forfeitures as they occur. Any compensation cost previously recognized for an unvested award that is forfeited because of a failure to satisfy a service condition is reversed in the period of the forfeiture.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management, in consultation with our legal counsel, as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with legal counsel, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Emerging Growth Reporting Requirements

We are a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

BUSINESS

Business Overview

Our current business, and the primary source of our revenues to date, has been under a traditional staffing services business model. Our market focus is to use this traditional approach, coupled with developed technology, to address underserved markets containing predominately lower wage employees with high turnover, including the light industrial, services, and food and hospitality markets. We provide human resources, employment compliance, insurance, payroll, and operational employment services solutions for our business clients (“clients” or “operators”) and shift work or “gig” opportunities for WSEs or shifters. As consideration for providing these services, we receive administrative or processing fees as a percentage of a client’s gross payroll, process and file payroll taxes and payroll tax returns, provide workers’ compensation insurance, and provide employee benefits. We have built a substantial business on a recurring revenue model since our inception in 2015. For Fiscal 2019, including our discontinued operations related to the Vensure Asset Sale described below, we processed over $350 million of payroll billings. Our business has significantly grown for each year since inception and we expect to continue our track record of significant customer growth. However, we have experienced losses to date as we have invested in both our technology solutions as well as the back-office operations required to service a large employee base under a traditional staffing model.

We are currently focused on clients in the restaurant and hospitality industries, traditionally market segments with high employee turnover and low pay rates. We believe that our focus on these industries will be better served by our HRIS technology platform and related mobile application which provide payroll and human resources tracking for our clients and will result in lower operating costs, improved customer experience and revenue growth acceleration. All of our clients enter into service agreements with us or our wholly-owned subsidiary, ReThink.

Our revenues for Fiscal 2019 and through the first nine months of Fiscal 2020 primarily consist of administrative fees calculated as a percentage of gross payroll processed, payroll taxes due on WSEs billed to the client and remitted to the applicable taxation authority, and workers’ compensation premiums billed to the client for which we facilitate workers’ compensation coverage. Our costs of revenues consist of accrued and paid payroll taxes and our costs to provide the workers’ compensation coverage including premiums and loss reserves. A significant portion of our assets and liabilities is for our workers’ compensation reserves. Our cash balances related to these reserves are carried as assets and our estimates of projected workers’ compensation claims are carried as liabilities. Since Fiscal 2019, we have provided a self-funded workers’ compensation policy for up to $500,000 and purchased reinsurance for claims in excess of $500,000. We actively monitor and manage our clients and WSE’s workers’ compensation claims which we believe allows us to provide a lower cost workers’ compensation option for our clients than they would otherwise be able to purchase on their own.

As of August 31, 2019, we had 246 clients with over 13,000 WSEs, and processed payroll of over $350 million during Fiscal 2019, an increase of nearly 60% over Fiscal 2018. Of these WSEs, approximately 60% represent workers in the restaurant industry. In addition, as of August 31, 2019, there were an additional 12,000 inactive WSEs in our HRIS technology platform who are available for gig opportunities. In January 2020, in connection with the Vensure Asset Sale described below, we assigned client contracts representing approximately 70% of our billable clients, which comprised approximately 88% of our quarterly revenue as of November 30, 2019, and certain operating assets for $19.2 million in cash, of which $9.7 million was received at closing and $9.5 million is due over the next four years, which was scheduled to commence in April 2020, subject to certain conditions, including the performance of the assigned contracts and minimum working capital delivered. The payments have been delayed due to issues from the novel coronavirus disease (“COVID-19”). For further discussion on the delayed payment to us pursuant to the Vensure Asset Sale, see “ – Recent Developments – Vensure Asset Sale.”

Following the Vensure Asset Sale, our client count, client site count, and billed WSE count decreased by approximately 88% from pre-Vensure Asset Sale metrics. On a comparative basis from May 31, 2019 to February 29, 2020 (our last reporting period before the COVID-19 pandemic materially impacted our business operations), our continuing and remaining client count increased from 35 to 83 customers, representing approximately 250 client locations, and our billed WSEs increased from an average of 1,600 to 3,100 at the end of February 2020. The quarter ended February 29, 2020 represented an annualized growth rate of over 100% for both clients and WSEs since November 30, 2019.

The COVID-19 pandemic has had a significant impact upon and delayed our expected growth, which we have observed through a decrease in our billed customers and WSEs beginning in mid-March 2020, when the State of California first implemented “lockdown” measures. Significantly, all of our February 29, 2020 billed WSEs worked for clients located in Southern California, and many of these clients were required to furlough or layoff employees or, in some cases, completely close their operations. However, during the quarter ended May 31, 2020, we continued to close new customer opportunities. The combination of our sales efforts and the opportunities our services provide to businesses impacted by the COVID-19 pandemic resulted in additional business opportunities for new client location additions, but our WSE billings per client location decreased as many clients were shut down, or reduced staffing during the quarter ended May 31, 2020. For the month of May 2020, our billed client count decreased to 81 clients, but client locations increased by 24% to over 300 client locations compared to February 2020. Monthly “normalized” gross client billings decreased 23% from February 2020 to May 2020 as a result of the reduced staffing levels. (“Normalized” gross billings represent actual billings adjusted for the number of billable days in a given month, e.g., 29 billable days in February 2020, and 31 billable days in May 2020. As the Southern California economy experienced modest recovery in June, we experienced continued client additions and some degree of gross billing recovery. For the month of June 2020, our client count increased to 84 clients, with active billings representing 315 client locations (an increase of 26% from February 2020 and equivalent to a 150% annualized client location growth rate), while gross client billings exceeded “normalized” February 2020 billings. On July 13, 2020, the Governor of the State of California re-implemented certain COVID-19 related lockdown restrictions in most of the counties in the state, including those located in Southern California where most of our clients reside.  Since that time, the fluid nature of the pandemic has resulted in the issuance of additional health orders by county health authorities, resulting in uneven patterns of business openings and closings throughout the state. We believe that our business will be impacted based upon the negative effect on those clients that rely more heavily upon in-person dining, but due to the fluid nature of the pandemic, we are unable to evaluate fully the probable impact of this lockdown development on our overall customer base as of the date of this prospectus. For further discussion on the impact of COVID-19 on our business, see “ – Recent Developments – COVID-19 Related Considerations.”

We believe that our customer value proposition is to provide the combination of overall net cost savings to the client as follows:

•	Payroll tax compliance and management services

•	Governmental HR compliance such as for ACA compliance requirements

•	Reduced client workers’ compensation premiums or enhanced coverage

•	Access to an employee pool of potential applicants to reduce turnover costs

•	Offset by increased administrative fee cost to the client payable to us

Our founders and management believe that providing this baseline business, coupled with a technology solution to address additional concerns such as employee scheduling and turnover, will provide a unique, cost effective solution to the HR compliance, staffing, and scheduling problems that businesses face. Our next goal, currently underway, is to match the needs of small businesses with paying “gigs” with a fully compliant and lower cost staffing solution. For this, we need to acquire a significant number of WSEs to provide our clients with a variety of solutions for their unique staffing needs and to facilitate the employment relationship.

Managing, recruiting, and scheduling a large number of low wage employees can be both difficult and expensive. The acquisition and recruiting of such an employee population is highly labor intensive and costly in part due to high onboarding and maintenance costs such as tax information capture or I-9 verification. Early in our history, we evaluated these costs and determined that proper process flows, automated with blockchain and cloud technology and coupled with access to lower cost workers’ compensation policies resulting from economies of scale could result in a profitable and low-cost scalable business model. Over the past four years, we have invested heavily in a robust, cloud-based HRIS platform in order to:

•	reduce WSE management costs,

•	automate new WSE and client onboarding, and

•	provide additional value-add services for our business clients resulting in additional revenue streams to us.

Beginning in 2017, we began to develop our HRIS database and front-end desktop and mobile phone application to facilitate easier WSE and client onboarding processes as well as for additional client functionality and the opportunity for WSEs to find shift work. Beginning in March 2019, we brought the development of our mobile application in house and launched in 2019. As of August 31, 2019, the initial launch was completed and we began to provide some of the HRIS and application services to select legacy customers on a test basis. We are continuing to implement additional HRIS functionality in delivery, gig intermediation services, and scheduling through our mobile phone application. We see these technology based services as multiple potential revenue drivers with limited additional costs.

Our cloud-based HRIS platform captures, holds, and processes HR and payroll information for the clients and WSEs through an easy to use customized front end interface coupled with a secure, remotely hosted database. The HRIS system can be accessed by either a desktop computer or an easy to use electronic mobile application designed with HR workflows in mind. Once fully implemented, we expect to reduce the time, expense, and error rate for onboarding our client employees into our HRIS ecosystem. Once onboarded, the client employees are included as our WSEs and who are available for shift work within our business ecosystem. This allows our HRIS platform to serve as a gig marketplace for WSEs and allows for client businesses to better manage their staffing needs.

Our Services

Our core business is to provide regular payroll processing services to clients under an EAS model in addition to individual services, such as payroll tax compliance, workers’ compensation insurance, and employee HR compliance management. In addition, in November 2019, we launched our employee onboarding function and employee scheduling functions to our customers in the mobile application. Beginning later in calendar 2020, with the full commercial launch of our mobile application software, we expect to provide additional services including “white label” food delivery functionality.	Figure 1

Our core EAS are typically provided to our clients for one-year renewable terms. As of the date of this prospectus, we have not had any material revenues or billings generated within our HRIS from additional services. We expect that our future service offerings, including technology-based services provided through our HRIS system and mobile application, will provide for additional revenue streams and support cost reductions for existing and future clients. We expect that our future services will be offered through “a la carte” pricing via customizable on-line contracts.

The new Gig Economy has grown dramatically in recent years, and is projected to continue to grow well into the future. According to industry publications, as of 2019, 41.1 million workers in the United States were self-employed, (a number expected to grow to 52% by 2023), while, in accordance with data published by Statista, during the course of 2019, it is estimated that between 25.66 and 28.28 million U.S. workers were employed only part-time. Further, per industry reports, as of 2019, 24% of U.S. workers used on-line platforms in connection with their work, including 38% of the millennials in the workforce. We are targeting employers of this population of part-time, computer savvy workers through our business model and technology.

The new Gig Economy has created legal issues regarding the classification of workers as independent contractors or employees. In addition, the rising trend of predictive scheduling creates logistical issues for our clients regarding worker’s schedules. We provide solutions to businesses struggling with these compliance issues primarily by absorbing our clients’ workers, whom we refer to as WSEs but are also referred to as “shift workers,” “shifters,” “gig workers,” or “assigned employees.” WSEs are included under our corporate employee umbrella and we handle certain employment-related compliance responsibilities for our clients as part of our services. This arrangement benefits WSEs by providing additional work opportunities through access to our clients. WSEs further benefit from employee status benefits through our benefit plan offerings, including minimum essential health insurance coverage plans and 401(k) plans, as well as enjoying the protections of workers’ compensation coverage. For providing these services, we expect to generate annual revenues of $20,000 per WSE, yielding a gross profit of $1,200 per WSE each year.

Technological Solution

At the heart of our employment service solutions is a secure, cloud-based HRIS database accessible by a desktop or mobile device through which our WSEs will be able to find available shift work at our client locations. This solution solves a problem of finding available shift work for both the WSEs seeking additional work and clients looking to fill open shifts. For new WSEs, the mobile application includes an easy to use WSE onboarding functionality which we believe will increase our pool of WSEs that will provide a deep bench of worker talent for our business clients. The onboarding feature of our software enables us to capture all application process related data regarding our assigned employees and to introduce employees to and integrate them into the ShiftPixy Ecosystem. The mobile application features a chatbot that leverages artificial intelligence to aid in gathering the data from workers via a series of questions designed to capture all required information, including customer specific and governmental information. Final onboarding steps requiring signatures can also be prepared from the HRIS onboarding module.	Figure 2

In 2019, we implemented additional functionality to provide a scheduling component of our software, which enables each client worksite to schedule workers and to identify shift gaps that need to be filled. We utilize artificial intelligence to maintain schedules and fulfillment, using an active methodology to engage and move people to action. We began using this functionality at the end of Fiscal 2019 on a test basis.

The final phase of our initial platform, deployed in late Fiscal 2019 on a test basis, consists of our “shift intermediation” functionality, which is designed to enable our WSEs to receive information regarding and to accept available shift work opportunities. The intermediation functionality becomes useful only to the extent that we have meaningful numbers of WSEs and client shift opportunities in the same geographic region. We reached geographical concentration in Southern California during Fiscal 2019 and we activated these key features in August 2019 to a limited group of customers on a test basis.

Our goal is to have a mature and robust hosted cloud-based HRIS platform coupled with a seamless and technically sophisticated mobile application that will act as both a revenue generation system as well as a “viral” customer acquisition engine through the combination of the scheduling, delivery, and intermediation features and interactions. We believe that once a critical mass of clients and WSEs is achieved, additional shift opportunities will be created in the food service and hospitality industries. Our approach to achieving this critical mass is to market our services to restaurant owners and franchisees, focusing on specific brands and geographical locations. We expect critical mass to be a function of both geography, such as in Southern California for viral adoption by WSEs and clients, or by adoption within franchise brands.

Markets and Marketing

Our market focus was chosen based on our understanding of the issues and challenges facing “Quick Service Restaurants” (“QSRs”), including fast food franchises and local restaurants. We have chosen to invest in two key features of our mobile application to this end consisting of: i) scheduling functionality, which is designed to enhance the client’s experience through scheduling of employees and reducing the impact of turnover and ii) delivery functionality, which is designed to increase revenues through delivery fulfillment and bring “in house” delivery fulfillment, thereby reducing delivery costs.

One of the most recent developments in the food and hospitality industry is the rapid rise of third-party restaurant delivery providers such as Uber Eats, GrubHub, and DoorDash. These providers have successfully increased QSR revenue in many local markets by providing food delivery to a wide-scale audience using contract delivery drivers. We have observed two significant issues with our clients and third-party delivery providers which is increasingly being reported in the news media. The first issue is the large revenue share typically being paid to third-party delivery providers as delivery fees. These additional costs erode the profit for the QSRs from additional sales made through the delivery channel. The second issue is that our QSR customers have encountered logistical problems with food deliveries - late deliveries, cold food, missing accessories, and unfriendly delivery people. This has caused significant “brand erosion” and has caused these clients to reconsider third-party delivery.	Figure 3

We provide a solution to the third-party delivery issues. We designed our HRIS platform to manage food deliveries by the QSRs using internal personnel and a customized “white label” mobile application. Our recently released delivery feature links this “white label” delivery ordering system to our delivery solution, thereby freeing the QSR to have their own brand showcasing an ordering mobile application but retaining similar back-office delivery technology including scheduling, ordering, and delivery status pushed to a customer’s smart phone. Our technology and approach to human capital management provides a unique window into the daily demands of QSR operators and the ability to extend our technology and engagement to enable this self-delivery proposition. Our new driver management layer for operators in the ShiftPixy Ecosystem will now allow clients to use their own team members to deliver a positive customer experience. Our mobile application now provides the HR compliance, management and insurance solutions necessary to support a delivery option and created a turnkey self-delivery opportunity for the individual QSR operator. Our solution saves delivery costs to the QSR client and allows them to retain the customer information and quality control over the food delivery. We are marketing this solution to our clients under the ZiPixy brand.

The first phase of this component of our platform is the driver onboarding, which was completed in 2019. The enhanced features will also “micro meter” the essential commercial insurance coverages required by our operator clients on a delivery-by-delivery basis (workers’ compensation and auto coverages) which has been a significant barrier for some QSRs to provide their own delivery services. We began using the “delivery features” of our mobile application for selected customers on a trial basis in the fourth quarter of Fiscal 2019 and expect to fully deploy the solution in calendar 2020.

A significant problem for small businesses, particularly in the food service industry, such as QSRs, involves compliance with employment related regulations imposed by federal, state and local governments. Requirements associated with workers’ compensation insurance, and other traditional employment compliance issues, including the employer mandate provisions of the ACA, create compliance challenges and increased costs. The compliance challenges are often complicated by “workaround” solutions that many employers resort to in order to avoid characterizing employees as “full-time” and requires increased compliance to avoid fines and penalties. As of the date of this prospectus, the United States Congress has considered but not passed an amendment to replace the ACA, with the exception that the individual mandate provision of the ACA was removed in 2017. Despite the removal of the individual mandate, employers still face regulatory issues and overhead costs for which we believe our services are a cost-effective solution.

Other regulation is prevalent at the state and local levels. Recently in California, where most of our WSEs reside, legislation was passed that more clearly defines gig workers for companies such as Lyft or Uber as employees rather than their previous classification as independent contractors. We believe that legislation such as this is a direct response to a considerable loss of tax revenue from the gig companies’ contract employees, and that there is an increasing likelihood that workers in other states will have to be treated as employees within the next few years. The effective date for the California legislation is January, 2020. Both Lyft and Uber are filing appeals to avoid these reclassifications. Our business model provides a solution to this regulatory change by absorbing workers for these types of gig economy companies as our employees, eliminating any risk of litigation, fines and other worker misclassification problems for these types of gig economy companies to the extent they become our clients.

Figure 4

The worldwide trend toward a gig economy is a result of the market adoption of smart phones and mobile telephones and remote office workers moving away from the traditional office or factory workplace. For our target WSE audience, as of February 2019, over 92% of 18-30-year-old workers have, or use, a smart phone. This development has created opportunities for companies catering to the use of these devices. We have designed our mobile application to utilize the smart phone adoption to create an easy to use on-boarding tool for potential employees. The migration towards a gig economy trend is also significant, and according to a 2016 study conducted by Ardent partners, nearly 42% of the world’s total workforce is now considered ‘non-employee,’ which includes contingent/contract workers, temporary staff, gig workers, freelancers, professional services, and independent contractors. Our initial focus in the marketing of our product to the larger gig economy is to small and medium sized businesses with high worker turnover such as the restaurant and hospitality industries who have high turnover and often contract with independent contractor workers to perform less than full-time gig engagements, primarily in the form of shift work.

Figure 5

We believe we will experience business and revenue growth in the gig economy from the following factors:

•	Large Potential Market. Current statistics show that there are over 14.7 million employees working in our current target market--the restaurant and hospitality industries representing over $300 billion of annual revenues. Compared to the total workforce in all industries, workers in the restaurant industry have a notably higher percentage of part-time workers. At our current monetization rate per employee, this represents an annual revenue opportunity of over $9 billion per year for the United States. Our intention is to expand both our geographic footprint and our service offerings into other industries, particularly where part-time work is a significant component of the applicable labor force, including the retail and health care sectors.

•	Rapid Rise of Independent Workers. The number of independent workers, totaling approximately 41 million in 2018, is expected to increase to 40% of the private, non-farm U.S. workforce by 2021. As of early 2019, approximately 48% of the U.S. workforce has worked as an independent employee as either part time or on a contract basis.

•	Technology Affecting and Attitudes towards Employment Related Engagements. Gig-economy platforms have changed the way part-time workers can identify and connect to work opportunities, and Millennials and others have embraced such technologies as a means to secure short-term employment related engagements. The significant increase in the adoption of smart phone devices has provided the “last mile” platform to enable technology solutions such as ours to provide a gig economy platform. Most importantly, as of February 2019, an estimated 92% of our target audience of 18-35 year old workers regularly used a smart phone.

•	New ShiftPixy Mobile App is Designed to Provide Additional Benefits to Employers and Shift Workers. Millennials represent approximately 40% of the independent workforce who are over the age of 21 and who work 15 hours or more each week. Mindful that most of our shifters will be Millennials who connect with the outside world primarily through a mobile device, we are poised to significantly expand our business through our mobile app. Our mobile app is a proprietary application downloaded to mobile devices, allowing our shifters to access shift work opportunities at all of our clients, not just their current restaurant or hospitality provider, and with an added feature, anticipated to be available later in calendar 2020, also allowing shift employees not working at our clients to access shift work opportunities at all of our clients.

Figure 6

The ShiftPixy Ecosystem Solution

We have developed an HRIS Ecosystem comprised of a closed proprietary operating and processing information system that provides a tool for businesses needing staffing flexibility to schedule existing employees and to post open schedule slots to be filled by an available pool of shift workers (the “ShiftPixy Ecosystem”). The ShiftPixy Ecosystem provides the following benefits to our clients:

1.	Compliance: We assume a substantial portion of responsibility for a business’s employment regulatory compliance issues by having all client shifter employees become employees of us. As the co-employer of the WSEs, we can assist our clients with the staffing of their shift employee requirements by providing a qualified pool of potential applicants as shift workers. The individual WSE is a legal employee of ours and we thereby provide employment regulatory compliance reporting, taking this burden away from our clients. The client’s management time spent on compliance issues is substantially reduced and allows client management to focus on their business.

2.	Operational improvements: Our service can reduce the impact of high turnover, which is a consistent problem across the restaurant industry and a significant issue to our clients. Our service provides pre-screened applicants for permanent positions as well as access to the ShiftPixy Ecosystem population of potential shift workers. The flexibility inherent in the Ecosystem approach can better tailor the staffing needs of a client to the talent pool available.

3.	Cost Savings: The payroll and related costs associated with WSEs such as workers’ compensation and benefits are consolidated and charged, in effect, in conjunction with the shifters’ applicable rates of pay, allowing the clients to fund the employment related costs as the services are used--thereby avoiding various lump sum employment-related cost impositions. Cost savings for our clients can vary but they experience cost reductions in reduced overhead costs related to HR compliance, payroll processing, and elimination of non-compliance fines and related penalties. Clients also experience reduced turnover and the related costs. We exploit economies of scale in purchasing employer related solutions such as workers’ compensation and other benefits and can provide a WSE to a business at a lower cost than the business can otherwise typically staff a particular position.

4.	Improved human resources management: By having access to our entire part-time workforce, a client business is enabled to scale up or down more rapidly, making it easier to contain and manage operational costs. The two largest costs for a restaurant are food and labor. We charge a fixed percentage on wages that allows the client business to budget and plan more effectively without the full weight associated with the threats of penalties or missteps in dealing with employment law compliance related issues.

As of November 30, 2019, we served an aggregate of 252 clients, with an aggregate of approximately 13,000 employees. None of these clients represented more than 10% of our revenues for Fiscal 2019. Effective January 1, 2020, we assigned client contracts representing approximately 70% of our billable clients which comprised approximately 88% of our quarterly revenue as of November 30, 2019 and certain operating assets as part of the Vensure Asset Sale. As of June 30, 2020, our retained customer base was an aggregate of 84 clients with an aggregate of approximately 3,200 billed WSEs and approximately 38,000 additional unbilled WSEs retained in our HRIS system. None of these clients represents more than 10% of our revenues for any reporting period in Fiscal 2020.

ShiftPixy Labs

On July 29, 2020, we announced the launch of ShiftPixy Labs, a new suite of marketing and support services for QSRs. Through ShiftPixy Labs, we expect to further promote our brand and provide additional layers of services and engagement, from business startup clear through to customer meal delivery. We anticipate that this new functionality will build on our traditional platform that empowers restaurant operators to take advantage of their human capital with tools to handle payroll, compliance and native delivery. On August 11 2020, we announced the addition of our “Ghost Kitchen Incubator Project” to ShiftPixy Labs, which we believe represents an opportunity for aspiring restaurant operators to gain valuable information and insights on how to launch their new businesses, as well as how to build and optimize around delivery and off-premise dining from the ground up. We believe that, by building these relationships with budding restauranteurs, we will forge lasting partnerships that could open the door to further business opportunities. As part of these efforts, we are in the process of starting a new contest program, which will offer qualified chefs and operators the chance to earn a spot in our “Incubator” by pitching and testing new ideas with fully simulated ghost kitchen and delivery experiences. We intend to stream the contest, as well as the Incubator Project, on YouTube, providing the Company and all participants with an elevated platform for a global audience.

Competition

We have two primary sources of competition. Competitors to our gig business model include businesses such as ShiftGig, Instawork, Snag, Jobletics and other comparable businesses that seek to arrange short-term work assignments for both employees and independent contractors. Competitors to our HRIS system include businesses such as Kelly Services, ManpowerGroup, and Barrett Business Services which provide human resource software solutions.

We believe our service offering competes effectively based on our strategy of combining an ecosystem of employment services with the individualized ability to link trained workers to specific shift-work opportunities.

Governmental Regulation

Our business operates in an environment that is affected by numerous federal, state and local laws and regulations relating to labor and employment matters, benefit plans and income and employment taxes. Moreover, because our client engagements involve some form of co-employer relationship with regard to the employees who provide services in employment to our clients, the application of such laws to these non-traditional employer relationships can become complex. Nearly all states have adopted laws or regulations regarding the licensure, registration or certifications of organizations that engage in co-employer relationships. While our model is currently not included in such regulations, we may become subject to such laws and regulations when we enter into co- employer relationships with regard to employees providing services in the jurisdictions where such laws and regulations apply.

Additionally, government agencies have since declared a state of emergency in the U.S., and some have restricted movement, required restaurant, bar and hotel closures, and advised people not to visit restaurants or bars and otherwise restrict non-essential travel. In some jurisdictions, people have been instructed to shelter in place to reduce the spread of COVID-19, in response to which restaurants have temporarily closed and have shifted operations at others to provide only take-out and delivery service. See “Prospectus Summary — Recent Developments — COVID-19 Related Considerations.”

The following summarizes what we believe are the most important legal and regulatory aspects of our business:

Federal Regulations

Employer Status

We sponsor certain employee benefit plan offerings as the “employer” of our shift workers under the Code and ERISA. The multiple definitions of “employer” under both the Code and ERISA are not clear and most are defined in part by complex multi-factor tests under common law. We believe that we qualify as an “employer” of our shift workers under both the Code and ERISA, as well as various state regulations, but this status could be subject to challenge by various regulators. For additional information on employer status and its impact on our business and results of operations, refer to the section entitled “Risk Factors,” under the heading “If we are not recognized as an employer of WSEs under federal and state regulations, or we are deemed to be an insurance agent or third-party administrator, we and our clients could be adversely impacted.”

Affordable Care Act and Health Care Reform

The ACA was signed into law in March 2010. The ACA implemented substantial health care reforms with staggered effective dates continuing through 2020, and many provisions in the Act require the issuance of additional guidance from applicable federal government agencies and the states. There could be significant changes to the ACA and health care in general, including the potential modification, amendment or repeal of the ACA. For additional information on the ACA and its impact on our business and results of operations, refer to the section entitled “Risk Factors,” under the heading, “Failure to comply with, or changes in, laws and regulations applicable to our business, particularly potential changes to the ACA, could have a materially adverse effect on our marketing plan as well as our reputation, results of operations or financial condition, or have other adverse consequences.” As of the date of this prospectus, the ACA has not been formally amended or repealed; however, the Tax Cuts and Jobs Act of 2017 effectively eliminates the individual mandate provisions of the ACA, beginning in 2019.

Health Insurance Portability and Accountability Act

Maintaining the security of information regarding our employees is important to us as we sponsor employee benefit plans and may have access to personal health information of our employees. The manner in which we manage protected health information (PHI) is subject to HIPAA, and the HITECH Act. HIPAA contains substantial restrictions and health data privacy, security and breach notification requirements with respect to the use and disclosure of PHI. Further, under the HITECH Act there are steep penalties and fines for HIPAA violations. Our health plans are covered entities under HIPAA, and we are therefore required to comply with HIPAA’s portability, privacy, and security requirements. For additional information regarding the information we collect, how we maintain the confidentiality of our clients’ and employees’ confidential information and the potential impact to our business if we fail to protect the confidentiality of such data, refer to the section entitled “Risk Factors,” under the heading, “We collect, use, transmit and store personal and business information with the use of data service vendors, and a security or privacy breach may damage or disrupt our businesses, result in the disclosure of confidential information, damage our reputation, increase our costs or cause losses.”

State Regulations

Nearly all states have adopted provisions for licensing, registration, certification or other formal recognition of co-employers. Such laws vary from state to state but generally provide for monitoring or ensuring the fiscal responsibility of a co-employer, and in some cases codify and clarify the co-employment relationship for unemployment, workers’ compensation and other purposes under state laws. The scope of the laws and regulations of states is such that it encompasses our activities. In addition, many state laws require guarantees by us of the activities of our subsidiary, ReThink, and in some states we may seek licensure, registration or certification, as applicable, together with our subsidiary, ReThink, because the financials for both organizations are consolidated. We believe we are in compliance in all material respects with the requirements in the states wherein we are conducting business.

We must also comply with state unemployment tax requirements where our clients are located. State unemployment taxes are based on taxable wages and tax rates assigned by each state. The tax rates vary by state and are determined, in part, based on our prior years’ compensation and unemployment claims experience in each state. Certain rates are also determined, in part, by each client’s own compensation and unemployment claims experience. In addition, states have the ability under law to increase unemployment tax rates, including retroactively, to cover deficiencies in the unemployment tax funds.

In addition, we are subject to Federal and state laws and regulations regarding privacy and information security. California recently enacted legislation, the California Consumer Privacy Act of 2018, (the “CCPA”) that went into effect on January 1, 2020. The CCPA affords consumers expanded privacy protections, including rights to access, to require deletion of their personal information, to opt out of certain personal information sharing, and to receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. There are also a number of other pending U.S. state privacy laws that contain similar, but potentially stricter and conflicting, obligations to the CCPA. These laws, if enacted, may require material alteration of our internal procedures and could potentially limit the ability of data providers or our customers to provide certain personal information to us that is necessary for our business operations.

Intellectual Property

We have registered five trademarks, consisting of two names (ShiftPixy and ZiPixy) and three logos (the Pixy image, the Pixy wings image and wings/name logo). In addition, we have patents pending for certain features of our mobile application in the United States, Australia, Brazil, European Union, India, Japan, Korea and Hong Kong. We have other intellectual property and related rights as well, particularly in connection with our software. We believe that our intellectual property is of considerable importance to our business.

Employees

As of August 31, 2020, we employed 46 people on a full-time basis in our corporate offices, and we served approximately 3,200 active, paid WSEs with an additional 38,000 inactive WSEs carried within our HRIS platform. Effective as of January 1, 2020, we assigned client contracts representing approximately 70% of our billable clients which comprised approximately 88% of our quarterly revenue as of November 30, 2019 as part of the Vensure Asset Sale and transferred 21 of our 64 corporate employees. We retained all WSEs in our HRIS system. Our billed WSE count decreased from the February 2020 quarter due to the COVID-19 pandemic. The billed WSE count increased to approximately 3,200 in June 2020 as the Southern California economy opened.

Legal Proceedings

Kadima Litigation

The Company is in a dispute with its former software developer, Kadima Ventures (“Kadima”), over incomplete but paid for software development work. In May 2016, the Company entered into a contract with Kadima for the development and deployment of user features that were proposed by Kadima for an original build cost of $2.2 million to complete. This proposal was later revised upward to approximately $7.2 million to add certain features to the original proposal. As of the date of this prospectus, the Company has paid approximately $11 million to Kadima, but has never been provided access to the majority of the promised software. Kadima refused to continue development work, denied access to developed software, and refuses to surrender to the Company any software that it has developed unless the Company pays an additional $12.0 million above the $11.0 million already paid. In addition to the non-delivery of the paid for user features, Kadima asserts that it is owed additional funds to turn over the work completed. In April 2019, Kadima filed a complaint against the Company in the Superior Court of the State of Arizona, Maricopa County, alleging claims for breach of contract, promissory estoppel and unjust enrichment, and seeking damages in excess of $11.0 million. The Company vigorously disputes and denies each of Kadima’s claims, including that it owes any sums to Kadima, and further believes that it is entitled, at a minimum, to a refund of a substantial portion of the sums that it has already paid, along with the release of the software modules currently being withheld. In June, 2020 the Company engaged in mediation discussions with Kadima in an attempt to resolve the matter, which were unsuccessful. On July 14, 2020 the Company filed an answer to Kadima’s complaint, which denied Kadima’s claims and asserted counter-claims for breach of contract and fraud.

Splond Litigation

On April 8, 2019, claimant, Corey Splond, filed a class action lawsuit, on behalf of himself and other similarly situated individuals, in the Eighth Judicial District Court for the State of Nevada, Clark County, naming the Company and its client as defendants, and alleging violations of certain wage and hour laws. This lawsuit is in the initial stages, and the Company denies any liability. Even if the plaintiff ultimately prevails, the potential damages recoverable will depend substantially upon whether the Court determines in the future that this lawsuit may appropriately be maintained as a class action.  Further, in the event that the Court ultimately enters a judgment in favor of plaintiff, the Company believes that it would be contractually entitled to be indemnified by its client against at least a portion of any damage award.

Diamond Litigation

On September 8, 2020, a former financial advisor to the Company filed a Complaint in the United States District Court for the Southern District of New York naming the Company and one of its officers as defendants. The Complaint asserts multiple causes of action, all of which stem from plaintiff’s claim that he is entitled to compensation from the Company, in the form of warrants to purchase ShiftPixy common stock, based upon a prior agreement to provide financial advisory services to the Company in connection with a prior transaction. The Company and the named officer deny the plaintiff’s allegations, and the Company intends to defend the lawsuit vigorously.

In addition, from time to time, we may become involved in various claims and legal proceedings. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Our Corporate Information

We were incorporated under the laws of the State of Wyoming on June 3, 2015. Our principal executive office is located at 501 Brickell Key Drive, Suite 300, Miami, FL 33131, and our telephone number is (888) 798-9100. Our website address is www.shiftpixy.com. Our website does not form a part of this prospectus and listing of our website address is for informational purposes only.

MANAGEMENT

Executive Officers and Directors

Our board of directors elects our executive officers annually, at a meeting following the annual meeting of shareholders. Our board of directors can also elect persons to fill any executive officer vacancies. Each officer holds such office until his successor is elected and qualified, or until his or her death, earlier resignation or removal. The following table sets forth information regarding our executive officers and directors as of October 6, 2020:

Name	Position	Age
Scott W. Absher	President, Chief Executive Officer and Director	60
Kenneth W. Weaver(1) (2) (3)	Independent Director	66
Domonic J. Carney	Chief Financial Officer	54
Robert Gans	General Counsel	55
Whitney White(1) (2) (3)	Independent Director	44
Christopher Sebes	Independent Director	66
Amanda Murphy	Director	36

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominations Committee.

Executive Officers

Scott W. Absher has served as our President, Chief Executive Officer and director since our formation in June 2015. Since February 2010 he has also been President of Struxurety, a business insurance advisory company. As a member of our board of directors, Mr. Absher contributes significant industry-specific experience and expertise to our insurance products and services and has a deep understanding of all aspects of our business, products and markets, as well substantial experience developing corporate strategy, assessing emerging industry trends, and managing business operations.

Domonic Carney has served as our Chief Financial Officer since August 4, 2019. Mr. Carney began his career at Deloitte & Touche where he audited high tech startups in Palo Alto, CA. Mr. Carney brings substantial experience in small, high-growth companies as well as over fifteen years of C-Level experience in micro-cap public companies. Between 1994 and 2001, Mr. Carney worked for various high tech startups in Silicon Valley, CA including software development, internet, and Internet Service Providers in increasing levels of responsibility. From 2001 until 2004, Mr. Carney was the Finance Director in San Diego, CA providing Finance support for the Western half of the US Operations of Danka Office Imaging. From 2005 to 2012, Mr. Carney served as the Chief Financial Officer for Composite Technology Corporation (CPTC-OTC), an energy equipment and technology company that grew from pre-revenue to over $75 million a year between 2005 and 2008. Between 2012 and 2014, Mr. Carney provided C-Level finance and accounting consulting services to manufacturing, health care, energy, and technology companies in San Diego and Irvine, CA. From 2014 until 2019 Mr. Carney served as the Chief Financial Officer for Ener-Core, Inc. (ENCR-OTC), an energy technology company located in Irvine, CA. Mr. Carney holds a Masters in Accounting degree from Northeastern University, a Bachelors of Arts in Economics from Dartmouth College, and is licensed as a Certified Public Accountant (inactive status) in the State of California.

Robert Gans has served as our General Counsel since June 15, 2020, having spent the past 30 years as a litigator specializing in securities fraud, accountants’ liability and corporate governance. Prior to joining ShiftPixy, from 2009 to 2020, Mr. Gans maintained his own law office, where his activities included advising corporate boards with respect to their fiduciary duties and disclosure obligations. Previously, Mr. Gans was a partner at the law firm of Bernstein Litowitz Berger & Grossmann LLP and began his career at the law firm of Schulte, Roth & Zabel. Mr. Gans holds a Juris Doctor degree from New York University School of Law, a Bachelors of Arts in Government from Dartmouth College, and is an active member of the Bars of New York and California.

Independent Directors

Kenneth W. Weaver has served as an independent director since December 5, 2016. Mr. Weaver currently serves as the chairman of the Audit Committee and is also a member of the Compensation Committee and the Nominations Committee. Since April, 2012, Mr. Weaver has been the sole proprietor of Ken Weaver Consulting, providing operations consulting for TVV Capital, a Nashville Private Equity firm. Before his service with TVV, Mr. Weaver spent over 30 years with Bridgestone Corporation, having served in various responsible leadership roles, including as President, Bridgestone North American Tire Commercial Sales, Chief Financial Officer, Bridgestone Americas and Chairman, CEO and President, Firestone Diversified Products. Mr. Weaver earned both his bachelor’s degree in business and his Master of Business Administration degree from Pennsylvania State University. Mr. Weaver’s substantial financial background qualifies him as an audit committee financial expert under applicable rules.

Whitney White has served as an independent director since September 28, 2017. Mr. White serves as the chairman of the Compensation Committee and the Nominations Committee, and is also a member of the Audit Committee. Since April, 2017, Mr. White has been Chief Operating Officer and Chief Technology Officer of Prime Trust, LLC, a Nevada chartered trust company. Before his service with Prime Trust, Mr. White spent 17 years with W.R. Hambrecht + Co., LLC, an investment banking, advisory and brokerage firm that was the underwriter of our recently completed Regulation A offering. At W.R. Hambrecht + Co., LLC, Mr. White served in various executive roles, including Chief Technology Officer and as Managing Director, Equity Capital Markets. Mr. White earned a bachelor’s degree in computer science & psychology from Hamilton College, a Master of Business Administration degree in finance and accounting from Columbia University’s Graduate School of Business, and a Master of Business Administration degree in technology and entrepreneurship from the University of California Berkeley’s Hass School of Business. Mr. White holds a Series 79 license as an Investment Banking Representative, a Series 24 license as a General Securities Principal, and a Series 7 license as a General Securities Representative. As a member of our board of directors, Mr. White contributes the benefits of decades of leadership and management experience building and advising early stage, technology-driven companies. Based on his investment banking experience, Mr. White has significant corporate finance and governance expertise. As an experienced senior technologist, Mr. White provides years of experience applying technology to enhance traditional business processes.

Christopher Sebes has served as an independent director since February 7, 2020. From August 2004 to July 2014, he served as the CEO of XPIENT Solutions, a full-service, global provider of solutions for food ordering, digital menus, drive-thru management, kitchen management, inventory, labor and scheduling analytics. From November 2014 to July 2019, Mr. Sebes served as the President of Xenial, Inc., a cloud-based restaurant and retail management platform. Since August, 2019, Mr. Sebes has been a partner and member of the board of directors of Results Thru Strategy, Inc., a strategic advisory firm specializing in restaurants, hotels, and technology companies serving those industries. Since September 2019, he has also served as a member of the board of advisors of Valyant AI which has developed a proprietary conversational AI platform that integrates with existing mobile, web, call ahead, kiosk and drive through platforms. Mr. Sebes received his degree in Hotel and Restaurant Management from the University of Portsmouth (Hampshire, United Kingdom) in 1975. Mr. Sebes brings to our board of directors his innovative thought leadership and extensive knowledge of restaurant industry technology both in the United States and abroad.

Non-Independent Directors

Amanda Murphy has served as a director since February 10, 2020. Prior to her election to our board of directors, Ms. Murphy served and continues to serve as our Director of Operations and has been vital to our success and growth in that position. Ms. Murphy has been active in the operations side of the staffing industry at a senior level since 2007. Ms. Murphy received her certificate in HR Management from California State University – Long Beach in 2007. Ms. Murphy also studied law at Taylor University in Selango, Malaysia.

Family Relationships

There are no family relationships between any of our current officers or directors.

Board of Directors

Composition of Our Board of Directors

Our directors are elected at our annual meeting of the shareholders. In addition, directors may be elected to fill vacancies and newly created directorships by our board of directors. Each director holds the office until the next annual meeting of shareholders and until his or her successor shall have been elected and qualified; provided, however, that directors can be elected for a term not to exceed five (5) years.

As of October 6, 2020, our board of directors consisted of six members. Each director serves until the next annual meeting of the shareholders and until his or successor is elected and duly qualified, or until his or her earlier death, resignation or removal.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our shareholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Committees of Our Board of Directors

Audit Committee

Our Audit Committee consists of Messrs. Weaver and White. Mr. Weaver serves as the chairman of the Audit Committee and qualifies as an audit committee financial expert within the meaning of SEC regulations and the Nasdaq Listing Rules. In making a determination on which member will qualify as a financial expert, our board of directors considers the formal education and nature and scope of such members’ previous experience.

Our Audit Committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our consolidated financial statements. Our Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal accounting function;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from our registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

•	meeting independently with our internal accounting staff, registered public accounting firm and management;

•	reviewing and approving or ratifying related party transactions; and

•	preparing audit committee reports required by SEC rules.

Compensation Committee

Our Compensation Committee consists of Messrs. Weaver and White, with Mr. White serving as chairman. Our Compensation Committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The Compensation Committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives with respect to Chief Executive Officer compensation;

•	making recommendations to our board of directors with respect to the compensation of our Chief Executive Officer and our other executive officers;

•	overseeing evaluations of our senior executives;

•	reviewing and assessing the independence of compensation advisers;

•	overseeing and administering our equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure; and

•	preparing the compensation committee reports required by SEC rules.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee, at any time, have been one of our officers or employees. None of our executive officers currently serve, or in the past year have served, as a member of our board of directors or the compensation committee of any entity that has one or more executive officers on our board of directors or Compensation Committee.

Nominations Committee

Our Nominations Committee consists of Messrs. Weaver and White, with Mr. White serving as chairman. The Nominations Committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors and to be appointed to each committee of our board of directors;

•	reviewing and making recommendations to our board of directors with respect to management succession planning; and

•	overseeing periodic evaluations of board members.

Board Leadership Structure and Risk Oversight

Our board of directors oversees our business and considers the risks associated with our business strategy and decisions. Our board of directors currently implements its risk oversight function as a whole. Each of the board committees also provides risk oversight in respect of its areas of concentration and reports material risks to our board of directors for further consideration.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The code of conduct is posted on our website, and we will post all disclosures that are required by law or Nasdaq rules in regard to any amendments to, or waivers from, any provision of the code.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

In selecting our independent directors, our board of directors considered the relationships that each such person has with our company and all the other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each such person. Using this definition of independence, we have determined that that three directors, Kenneth Weaver, Whitney White, and Christopher Sebes are independent directors.

Legal Proceedings

Administrative Order and Settlement with State Securities Commissions

On June 25, 2013, the Alabama Securities Commission issued a Cease and Desist Order (the “Order”) against Scott W. Absher and other named persons and entities, requiring that they cease and desist from further offers or sales of any security in the State of Alabama. The Order asserts that Mr. Absher was the president of a company that issued unregistered securities to certain Alabama residents, that he was the owner of a company that was seeking investments, and that in March 2011 he spoke to an Alabama resident who was an investor in one of the named entities. The Order concludes that Mr. Absher and others caused the offer or sale of unregistered securities through unregistered agents. While Mr. Absher disputes many of the factual statements and specifically that he was an owner or officer of any of the entities involved in the sale of the unregistered securities to Alabama residents or that he authorized any person to solicit investments for his company, in the interest of allowing the matter to become resolved, he did not provide a response.

Legal Matters Related to J. Stephen Holmes

J. Stephen Holmes is a co-founder and currently an independent contractor and major shareholder. As a condition of certifying our common stock for a Nasdaq listing, Mr. Holmes agreed to the disclosure of his prior conviction for acts related to making false statements in relation to two quarterly IRS Form 941 Employer Federal Quarterly tax returns, one in 1996 and the second in 1997, for a company for which he was at the time an officer. The former company is not affiliated or related to us in any way. As an independent contractor with us, Mr. Holmes is focusing upon building a sales network and providing consulting in relation to workers’ compensation programs as well as ACA health insurance programs, and as such is not involved in any part of the accounting or tax paying and IRS return filing areas of our operations.

EXECUTIVE COMPENSATION

Executive Compensation

Set forth below is certain information regarding the historical compensation of our named executive officers during the years ended August 31, 2020 and 2019. For additional information about our current officers and directors, see the section titled “Management.”

Summary Compensation Table

The following table provides information regarding the compensation paid during the last two fiscal years to the named executive officers.

Name and Principal Position	Year	Salary ($)		Stocks Awards ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Scott W. Absher	2020	750,000		—	—		—	—	750,000
President, Chief Executive Officer and Director	2019	750,000		—	—		—	—	750,000
Domonic J. Carney	2020	350,000		—	269,313	(2)	—	—	619,313
Chief Financial Officer	2019	12,115	(3)	—	—		—	—	12,115
Robert Gans	2020	72,917	(4)	—	219,100	(5)	—	—	292,017
General Counsel	2019	—		—	—		—	—	—

(1)	The amount shown for option awards represents the grant date fair value of such awards granted to the named executive officers as computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718, Compensation-Stock Compensation. For each award, the grant date fair value is calculated using the closing price of our common stock on the grant date. This amount does not correspond to the actual value that may be realized by the named executive officers upon vesting or exercise of such award. For information on the assumptions used to calculate the value of the awards, refer to Note 6 to the Consolidated Financial Statements.

(2)	Represents 61,459 options issued pursuant to the 2017 Plan at an exercise price of $5.40 per share on July 1, 2020, conditional upon shareholder approval, estimated to have been the fair market value price per share at the time of the award.

(3)	Mr. Carney joined our company on August 4, 2019 and receives an annual salary of $350,000.
(4)	Mr. Gans joined our company on June 15, 2020 and receives an annual salary of $350,000.
(5)	Represents 50,000 options issued pursuant to the 2017 Plan at an exercise price of $5.40 per share on July 1, 2020, conditional upon shareholder approval, estimated to have been the fair market value price per share at the time of the award.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the outstanding equity awards held by each named executive officer as of August 31, 2020. This table includes unexercised and unvested options and equity awards

	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Scott W. Absher President, Chief Executive Officer and Director	1,250	—	160.00	3/15/2027
Domonic J. Carney Chief Financial Officer	—	61,459	5.40	6/30/2030
Robert Gans General Counsel	—	50,000	5.40	6/30/2030

Director Compensation

Our directors classified as employees receive no additional compensation for services as directors of the Company. The following table summarizes the compensation paid to our non-employee directors during Fiscal 2020:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)		Option Awards ($)	All Other Compensation ($)	Total ($)
Scott W. Absher(3)	—	—		—	—	—
Kenneth W. Weaver	90,000			—	—	90,000
Whitney J. White	90,000	37,500	(4)	—	—	127,500
Sean C. Higgins(5)	35,000	37,500	(6)	—	—	72,500
Christopher Sebes(7)	49,000	—		—	—	49,000
Amanda Murphy(8)	—	—		—	—	—

(1)	Represents monthly board of director fees paid or payable in cash during Fiscal 2020.

(2)	Represents annual value of stock awards issued during Fiscal 2020 under our 2017 Plan.

(3)	Mr. Absher did not receive any compensation for his services as a director during Fiscal 2020.

(4)	Pursuant to the terms of Mr. White’s director agreement, we issued 428 shares of common stock on December 23, 2019, valued at $37,500 or $87.62 per share.

(5)	Mr. Higgins resigned from our board of directors on February 10, 2020, effective April 1, 2020.

(6)	Pursuant to the terms of Mr. Higgins’ director agreement, we issued 428 shares of common stock on December 23, 2019, valued at $37,500 or $87.62 per share.

(7)	Mr. Sebes joined our board of directors on February 7, 2020.

(8)	Ms. Murphy joined our board of directors on February 10, 2020.

Equity Incentive Plans

In March 2017, we adopted the 2017 Plan. The 2017 Plan provides incentives to eligible employees, officers, directors and consultants in the form of incentive stock options, non-qualified stock options and stock. We have reserved, subject to shareholder approval, a total of 3,000,000 shares of common stock for issuance under the 2017 Plan. Of these shares, approximately 43,415 shares have been designated by our board of directors for issuance through October 6, 2020. Approximately 38,000 of the options have been forfeited and returned to the option pool under the 2017 Plan as a consequence of employment terminations. Unless the Plan Administrator under the 2017 Plan determines otherwise, each option is immediately exercisable and the shares subject to such option will vest pursuant to each grant notice.

On July 1, 2020, our board of directors unanimously approved an increase in the number of shares of common stock issuable under our 2017 Plan from 250,000 to 3,000,000, subject to approval by a majority of our shareholders no later than the next regularly scheduled annual shareholders meeting. Also on July 1, 2020, our board of directors approved the award, primarily to current employees, and subject to shareholder approval no later than the next regularly scheduled annual meeting, of grants of options to purchase 1,235,159 shares of our common stock at an exercise price of $5.40 per share, which was the closing price of our common stock as reported by Nasdaq at the close of trading on the day of our board of directors’ action. Of the options awarded, 995,000 are designated as “incentive stock options”, and 280,159 are designated as “non-qualifying” or “non-statutory” options under the Code. These options have a 10-year life, and will vest over a period of time as follows: 25% vest after a 12-month service period following the award, and the balance vest in equal quarterly installments over the next 12 quarters of service.

Between July 2, 2020 and October 6, 2020, we awarded additional options to purchase 230,000 shares of our common stock. These options have the same vesting terms as the options awarded on July 1, 2020, and were each priced on the closing market price of their grant date with a weighted average exercise price of $4.92 per share. Between July 2, 2020 and October 6, 2020 a total of 71,922 of the options awarded on July 1, 2020 were cancelled.

Employment Agreements with our Named Executive Officers

On March 23, 2016, we entered into an offer letter agreement with Scott W. Absher, our President and Chief Executive Officer (the “Absher Offer Letter”), which included certain provisions related to the executive’s compensation. The Absher Offer Letter provides for a full-time exempt position, an annual base salary and standard employee benefit plan participation.

On July 16, 2019, we entered into an offer letter agreement with Domonic J. Carney, our Chief Financial Officer (the “Carney Offer Letter”). The Carney Offer Letter provides for at-will employment, a monthly salary of $29,166.67, participation in the 2017 Plan and standard employee benefit plan participation.

On June 7, 2020, we entered into an offer letter agreement with Robert Gans, our General Counsel (the “Gans Offer Letter”). The Gans Offer Letter provides for at-will employment, a monthly salary of $29,166.67, participation in the 2017 Plan and standard employee benefit plan participation.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of October 6, 2020, for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated, known by us to be the beneficial owner of more than five percent (5%) of our capital stock. The percentage of beneficial ownership in the table below is based on 16,902,146 shares of common stock deemed to be outstanding as of October 6, 2020. In addition, shares of common stock that may be acquired by the shareholder within 60 days of October 6, 2020, pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such shareholder but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Unless otherwise indicated, the business address for each stockholder listed is c/o ShiftPixy, Inc., 501 Brickell Key Drive, Suite 300, Miami, FL 33131.

			Percentage of Common Stock Beneficially Owned
5% Stockholders	Number of Shares Beneficially Owned		Before Offering	After Offering
Stephen Holmes	12,086,000	(1)	42.1%	37.8%

			Percentage of Common Stock Beneficially Owned
Directors and Named Executive Officers	Number of Shares Beneficially Owned		Before Offering	After Offering
Scott W. Absher	12,813,750	(2)	75.8%	63.5%
Domonic J. Carney	--		*	*
Robert Gans	--		*	*
Kenneth W. Weaver	5,062	(3)	*	*
Whitney J. White	1,498	(3)	*	*
Christopher Sebes	--		*	*
Amanda Murphy	--		*	*
All Executive Officers and Directors as a Group (7 persons)	12,820,310		75.8%	63.6%

*	Less than 1%

(1)	Represents 294,750 shares of common stock, 1,250 shares underlying options exercisable within 60 days of October 6, 2020 and 11,790,000 shares of common stock underlying Preferred Options to purchase shares of Preferred Stock exercisable within 60 days of October 6, 2020. The business address for Mr. Holmes is 22 Trailing Ivy, Irvine, CA 92620.

(2)	Represents 12,812,500 shares of common stock and 1,250 shares underlying options exercisable within 60 days of October 6, 2020.

(3)	Represents shares of common stock issued in conjunction with services rendered as a director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

Related Party Transactions

Except as set forth below, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares of stock carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since our incorporation, or in any presently proposed transaction which, in either case, has or will materially affect us:

On September 28, 2017, Whitney White, our independent director and Sean Higgins, our independent director who resigned effective April 1, 2020, were each awarded 26,316 shares of our common stock for services rendered pursuant to the 2017 Plan. The fair value at the time of issuance was $75,000, or $2.85 per share.

On August 9, 2018, Kenneth Weaver, our Chairman of the Audit Committee and independent director, was granted 24,592 shares of our common stock pursuant to the 2017 Plan. The fair value at the time of issuance was approximately $75,000, or $3.05 per share. 12,296 of the shares issued to Mr. Weaver were deemed to have been purchased and immediately vested on August 9, 2018, as a consequence of Mr. Weaver’s continued service as a director through that date. The other 12,296 shares of our common stock issued to Mr. Weaver on August 9, 2018 were deemed to have been purchased and immediately vested on November 30, 2018, contingent upon Mr. Weaver’s continued service as a director through that date.

On April 16, 2019, Messrs. White and Higgins were each issued 16,448 shares of our common stock for services rendered valued at $37,500 at a fair value of $2.28 per share.

On June 6, 2019, we advanced $325,000 in cash to Mr. Stephen Holmes as payment for consulting services. Mr. Holmes is one of our founders and owns 1.7% of our outstanding shares of common stock as of October 6, 2020. On July 18, 2019, Mr. Holmes repaid the advance by returning 558,132 shares of common stock valued at $0.58 per share.

On August 19, 2019, we issued Mr. Weaver 79,788 shares of our common stock for services rendered valued at $37,500 at a fair value of $0.47 per share.

On January 3, 2020, effective January 1, 2020, we entered into the Vensure Asset Sale. Upon the occurrence of the Vensure Asset Sale, the holders of our Preferred Options obtained the right to exercise each Preferred Option to purchase one share of our preferred stock for $0.0001 per share.  Each share of preferred stock is convertible into common stock on a one-for-one basis. As of the date of this prospectus, the Preferred Options are exercisable to purchase up to 11,858,560 shares of preferred stock which are convertible into an equal number of shares of common stock. Scott W. Absher, our Chief Executive Officer and director, exercised all of his 12,500,000 Preferred Options on June 4, 2020. Stephen Holmes, our founder and owner of 1.7% of our outstanding common stock, owns 11,790,000 Preferred Options which are outstanding as of the date of this prospectus. The Preferred Options held by Mr. Holmes became exercisable to purchase preferred stock upon the occurrence of the Vensure Asset Sale. Additionally, at some point in the future we intend to adopt a second grant of options granting an additional 12,500,000 Preferred Options to each of Messrs. Absher and Holmes whereby each option permits the holder to acquire one share of our preferred stock for $0.0001 per share. See “Risk Factors — Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options” for a further discussion of the Preferred Options.

Director Independence

Our board of directors has determined that we have three board members that qualify as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Exchange Act, and as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, we are authorized to issue up to 750,000,000 shares of common stock, par value $0.0001 per share and 50,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary of the material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws. Since the terms of our certificate of incorporation and bylaws, and Wyoming law, are more detailed than the general information provided below, you should only rely on the actual provisions of those documents and Wyoming law. If you would like to read those documents, they are on file with the SEC, as described under the heading “Where You Can Find More Information” below. The summary below is also qualified by provisions of applicable law.

On November 13, 2019, our board of directors authorized the Reverse Stock Split. As a result of the Reverse Stock Split, each forty (40) shares of our issued and outstanding common stock were automatically combined and converted into one issued and outstanding share of common stock. The Reverse Stock Split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options to purchase shares of common stock and warrants outstanding immediately prior to the effectiveness of the Reverse Stock Split. The Reverse Stock Split did not alter the number of shares of preferred stock underlying the Preferred Options (as defined below) and did not decrease the number of authorized shares of our common stock or preferred stock, alter the par value of our common stock or preferred stock, both of which remain at $0.0001 per share, or modify any voting rights or other terms of our capital stock. Unless otherwise indicated, all information set forth in this prospectus gives effect to the Reverse Stock Split.

As of October 6, 2020, there were 16,902,146 shares of common stock outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Wyoming law provides for cumulative voting for the election of directors. As a result, any shareholder may cumulate his or her votes by casting them all for any one director nominee or by distributing them among two or more nominees. This may make it easier for minority shareholders to elect a director.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on our common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on our common stock may be restricted by loan agreements, indentures and other transactions we enter into from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of our common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to our common stock. When issued in accordance with our articles of incorporation and bylaws, shares of our common stock are fully paid and not liable to further calls or assessment by us.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our shareholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our shareholders and may adversely affect the voting and other rights of the holders of our common stock.

Class A Preferred Stock

Voting Rights. Holders of preferred stock shall not have voting rights other than those described under the section below entitled “Description of Capital Stock – Preferred Stock – Protective Provisions.”

Dividends. Holders of our preferred stock shall not be entitled to receive annual or other dividends.

Liquidation Preference. In the event of our liquidation or winding up, the holders of the preferred stock will be entitled to receive in preference to the holders of common stock an amount equal to their purchase price, subject to proportional adjustment for stock splits, stock dividends, recapitalizations, and the like on a pro rata basis with the common stock.

Conversion. Our board of directors and our shareholders recently approved an amendment to our Articles of Incorporation to add conversion rights to our preferred stock. Holders of our preferred stock shall have the right to convert their preferred stock, on a one-for-one basis, into shares of our common stock at any time, following at least 20 days after we file an Information Statement with the SEC regarding such shareholder approval.

Anti-dilution Protection. There is anti-dilution protection afforded to the preferred stock solely for proportional adjustments for stock splits, stock dividends, recapitalizations, and the like and not for other matters such as additional stock issuances or price adjustments.

Protective Provisions. Consent of the holders of 75% of the voting rights of the outstanding preferred stock is required for any amendment or change of the rights, preferences, privileges, or powers of, or the restrictions provided for the benefit of, the preferred stock.

Option to Acquire Preferred Stock

As previously disclosed, in September 2016, our founding shareholders, or Option Shareholders, were granted options to acquire our preferred stock, or Preferred Options. The number of Preferred Options granted were based upon the number of shares held by the Option Shareholders at that time. The Preferred Options are nontransferable and forfeited upon the sale of the related founding shares of common stock. Upon the occurrence of certain specified events, the Option Shareholders could exercise each Preferred Option to purchase one share of our preferred stock for $0.0001 per share. One such event occurred upon the Vensure Asset Sale in January 2020. As of the date of this prospectus, the Preferred Options are exercisable to purchase up to 11,858,560 shares of our preferred stock which are convertible into an equal number of shares of common stock. As stated above, the amount of Preferred Options, and the number of shares of preferred stock issuable upon exercise of the Preferred Options, is based upon the number of shares of common stock held by the Option Shareholders at the time such options were issued. Accordingly, in order to confirm the original intent of the granting of up to 50,000,000 Preferred Options to Messrs. Absher and Holmes, at some point in the future we intend to adopt a second grant of options granting an additional 12,500,000 options to each of Messrs. Absher and Holmes whereby each option permits the holder to acquire one share of our preferred stock for $0.0001 per share. Each share of preferred stock will be convertible into common stock on a one-for-one basis. See “Risk Factors — Purchasers in the offering will suffer immediate and substantial dilution if our Option Shareholders exercise their Preferred Options” for a further discussion of the Preferred Options.

The Preferred Option described above has the following general rights, preferences, privileges and restrictions:

Exercisability. The Preferred Option may only be exercised upon (i) the acquisition of a Controlling Interest by a shareholder other than the original holders. “Controlling Interest” means the ownership of our outstanding voting shares sufficient to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise one-fifth or more of all of our voting power in the election of directors or any other business matter on which shareholders have the right to vote under Wyoming law or (ii) prior to any proposed merger, consolidation (in which our common stock is changed or exchanged) or sale of at least 50% of our assets or earning power (other than a reincorporation). The right to exercise the Preferred Option shall terminate on December 31, 2023.

Proportional Adjustment to Preferred Option. In the event that, at the time the Preferred Option becomes exercisable, the total number of authorized shares of preferred stock is less than the lesser of (a) the number of shares of common stock held by holders of our common stock on September 28, 2016, or (b) the number of shares of common stock held by holders of our common stock on the date on which the Preferred Option becomes exercisable (such lesser amount of shares of common stock hereinafter referred to as the “Total Holder Shares”), then the number of shares of the preferred stock that each holder can purchase in connection with the Preferred Option shall be proportionally reduced to a percentage (of such holder’s Total Holder Shares) that is equal to the percentage calculated by dividing the total number of authorized shares of preferred stock by the Total Holder Shares.

Transferability. The Preferred Option is not assignable except to any person or entity deemed an Affiliate of the Preferred Option holder as the term Affiliate is defined under SEC Rule 144.

Effective January 1, 2020, we entered into the Vensure Asset Sale, in which, pursuant to an asset purchase agreement with Shiftable HR Acquisition, LLC, part of Vensure Employer Services, Inc., we assigned client contracts representing approximately 70% of our billable clients, which comprised approximately 88% of our quarterly revenue as of November 30, 2019, and certain operating assets, which triggered the Option Shareholders’ right to acquire preferred stock.

Pre-Funded Warrants

The following summary of certain terms and provisions of our existing pre-funded warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which is filed as an exhibit to the registration statement on Form S-1 filed with the SEC on May 19, 2020.

Duration and Exercise Price. Each pre-funded warrant has an initial exercise price per share equal to $0.001. The pre-funded warrants were immediately exercisable and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. The pre-funded warrants were issued separately from the accompanying warrants, and may be transferred separately immediately thereafter.

Exercisability. The pre-funded warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 4.99% of the outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s pre-funded warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless Exercise. If, at the time a holder exercises its pre-funded warrants, a registration statement registering the issuance of the shares of common stock underlying the pre-funded warrants under the Securities Act is not then effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the pre-funded warrants.

Transferability. Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Exchange Listing. The pre-funded warrants are not listed, and we do not intend to list them, on Nasdaq or any other national securities exchange or nationally recognized trading system. The common stock issuable upon exercise of the pre-funded warrants is currently listed on Nasdaq.

Right as a Shareholder. Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their pre-funded warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction. In addition, upon a fundamental transaction, the holder will have the right to require us to repurchase its pre-funded warrants at their fair value using the Black Scholes option pricing formula; provided, however, that we will pay such holder using the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of our common stock in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of our common stock are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

Purchase Warrants

The following summary of certain terms and provisions of purchase warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the purchase warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of purchase warrant for a complete description of the terms and conditions of the purchase warrants.

Duration and Exercise Price. The purchase warrants will have an exercise price of $ (no less than 110% of the public offering price). The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. The purchase warrants are exercisable immediately, and at any time up to the date that is five years after their original issuance.

Exercisability. The purchase warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of common stock underlying the purchase warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. A holder will not have the right to exercise any portion of the purchase warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the purchase warrants. However, any holder may increase or decrease such percentage, provided that any increase will not be effective until the 61st day after such election.

Cashless Exercise. If a registration statement registering the issuance of the shares of common stock underlying the purchase warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may elect to exercise the purchase warrant only through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the purchase warrant. No fractional shares of common stock will be issued in connection with the exercise of a purchase warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price. Notwithstanding anything to the contrary, in the event we do not have or maintain an effective registration statement, there are no circumstances that would require us to make any cash payments or net cash settle the purchase warrants to the holders.

Transferability. Subject to applicable laws, the purchase warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. There is no established trading market for the purchase warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the purchase warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the purchase warrants will be limited.

Rights as a Stockholder. Except as otherwise provided in the purchase warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a purchase warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the purchase warrant.

Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the purchase warrants with the same effect as if such successor entity had been named in the purchase warrant itself. If holders of our common stock are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the purchase warrant following such fundamental transaction.

Outstanding Warrants

Prior to this offering, as of October 6, 2020, we had outstanding warrants to purchase shares of common stock as follows:

	Total Outstanding and Exercisable	Exercise Price Per Share	Expiration Date
Warrants issued for placement fees	2,500	$276.00	June 26, 2022
Warrants issued in June 2018 financing	12,552	$5.29	December 4, 2023
Warrants issued for June 2018 placement fees	5,422	$99.60	December 4, 2023
Warrants issued in March 2019 financing	66,288	$40.00	March 12, 2024
Warrants issued for March 2019 placement fees	3,366	$70.00	March 12, 2024
Settlement warrants	423,669	$10.17	March 24, 2025
Warrants issued for May 2020 underwriting fees	111,108	$5.40	May 26, 2025
Warrants issued in May 2020 Public Offering	1,277,580	$5.40	May 26, 2025

The June 2018 Warrants (as defined below) include certain exercise price protection provisions pursuant to which the exercise price will be adjusted downward if we issue or sell any shares of common stock or securities convertible into shares of common stock, including in this offering, at an exercise price per share less than the outstanding warrant’s exercise price listed in the table above.

For additional information on our outstanding warrants, see the section entitled “Description of Capital Stock—Debt and Equity Offerings.”

Debt and Equity Offerings

The June 2018 Financing Transaction

On June 4, 2018, we completed an offer and sale to certain accredited investors, in a private placement, of the following unregistered securities (the “June 2018 Financing Transaction”):

$10,000,000 of 8% Senior Secured Convertible Notes. A total of 250,000 shares of our common stock have been reserved for the repayment and/or conversion of the June 2018 Notes. The June 2018 Notes may be converted at a conversion price of $99.60 per share. The June 2018 Notes are amortized as follows: commencing on November 1, 2018 and continuing on the first day of each of the following successive months thereafter until the maturity date of the June 2018 Notes, provided that such date is a Business Day (as defined in the June 2018 Note (each an “Amortization Payment Date”)), we shall redeem the June 2018 Notes, plus interest and make whole according to an amortization schedule attached to each June 2018 Note (each, an “Amortization Payment”). Each Amortization Payment shall, at our option, be made in whole or in part, in cash equal to the sum of the Amortization Payment provided for in the schedule attached to the June 2018 Notes, or, subject to our compliance with the equity conditions set forth in the June 2018 Note, in common stock at a 15% discount to the lowest volume weighted average price during the ten trading days prior to the Amortization Payment Date (the “Amortization Conversion Rate”); provided, however, that in the event that a June 2018 Note holder elects to defer an Amortization Payment, the Amortization Conversion Rate shall be calculated based on the date that the June 2018 Note holder provides us with notice of its intent to receive an Amortization Payment. Any Amortization Payment or portion thereof made in cash will be subject to a 10% premium on such payment. No Amortization Payment may be made in common stock if the price of such common stock is trading below a price of $1.00 on the Amortization Payment Date. Any holder of a June 2018 Note, at its option and without regard to the actions of any other June 2018 Note holder, shall be entitled to accelerate each Amortization Payment in up to three separate Amortization Payments each month and demand such payments in common stock pursuant to the then-current Amortization Conversion Rate. In the event that such a holder elects to accelerate an Amortization Payment, such accelerated Amortization Payment shall be effected from the last Amortization Payment due. Any holder of a June 2018 Note, at its option and without regard to the actions of any other June 2018 Note holder, shall be entitled to defer each and any Amortization Payment in its sole discretion and for as long as it wishes to defer such Amortization Payment and receive such payments in common stock pursuant to the Amortization Conversion Rate, to be calculated when requested and received. Such deferring holder shall be entitled to receive such deferred Amortization Payment upon three hours’ written notice, which Amortization Payment shall be settled no later than two trading days after notice has been provided. Each June 2018 Note contains certain ownership limitations that may restrict its conversion.

Warrants to purchase up to an aggregate of 30,526 shares of common stock. In connection with the issuance of the June 2018 Notes, we issued a total of 30,526 June 2018 Warrants, consisting of 25,104 warrants issued to investors and 5,422 warrants issued to the placement agent. The 25,104 June 2018 Warrants issued to investors (a) have an initial exercise price of $99.60 per share (subject to adjustment as set forth therein), (b) become exercisable at any time on or after December 4, 2018, and on or prior to December 4, 2023, (c) contain certain ownership limitations that may restrict their exercise and (d) became exercisable on a cashless basis on December 4, 2018. The 5,422 June 2018 Warrants issued to the placement agent are exercisable on a cashless basis without any conditions. The Registration Statement on Form S-3 for the described securities did not register the offer or sale of any of the June 2018 Warrants.

Registration Statement on Form S-3 for the June 2018 securities. On October 1, 2018, we filed a Registration Statement on Form S-3 (the “October Registration Statement”) for the resale, from time to time, by certain selling shareholders of up to 255,526 shares of our common stock, 225,000 shares of which are issuable upon the repayment and/or conversion of the June 2018 Notes and 30,526 shares of which are issuable upon exercise of the June 2018 Warrants, all issued by us to the selling shareholders on June 4, 2018. The October Registration Statement was declared effective on October 29, 2018, and as of the date of this prospectus, 152,005 shares of our common stock have been issued and sold following conversion and/or amortization under the October Registration Statement.

As of the date of this prospectus, no June 2018 Notes remain outstanding. A total of 12,052 June 2018 Warrants issued to investors are exercisable at $5.29 per share and 5,222 of the June 2018 Warrants issued to the placement agent are exercisable at $99.60 per share.

The December 2018 Settlement Transaction

Limited Settlement Agreement and Mutual Release dated December 20, 2018. Due to certain material failures under the June 2018 Financing Transaction, we entered into a Limited Settlement Agreement and Mutual Release with the investors in the June 2018 Financing Transaction pursuant to which we issued the December 2018 Notes in the principal amount of $888,888, increasing the total amount due to the investors under the June 2018 Notes and December 2018 Notes to $10,888,888. The December 2018 Notes have identical terms to the June 2018 Notes.

Registration Statement on Form S-3 for the December 2018 securities. On December 24, 2018, we filed a Registration Statement on Form S-3 (the “December Registration Statement”) for the resale, from time to time, by certain selling shareholders of up to 17,778 shares of our common stock upon the repayment and/or conversion of the December 2018 Notes. The December Registration Statement was declared effective on February 1, 2019. As of the date of this prospectus, 460 shares of our common stock have been issued or sold following conversion and/or amortization under the December Registration Statement.

As of the date of this prospectus, no December 2018 Notes remain outstanding. All December 2018 Notes were either repaid, converted into shares of common stock, or exchanged for December 2019 Exchange Notes which are no longer outstanding. See “Description of Capital Stock – Debt and Equity Offerings – The 2019 and 2020 Exchange and Settlement Transactions.”

Amendments to the June 2018 Notes and the December 2018 Notes

On March 11, 2019, we entered into certain amendment agreements with the holders of the June 2018 Notes and December 2018 Notes which, among other things, reduced the floor price for amortization payments eligible to be paid, subject to conversion limitations, in shares of our common stock from $1.25 per share to $1.00 per share. We filed a Current Report on Form 8-K with the SEC on March 13, 2019 describing these amendments.

The March 2019 Financing Transaction

On March 12, 2019, we completed an offer and sale to certain accredited investors, in a private placement, of the following unregistered securities:

$4,750,000 of Senior Convertible Notes. A total of 766,129 shares of common stock have been reserved for the repayment and/or conversion of the March 2019 Notes. The terms of the March 2019 Notes provide for payment of 110% of all amounts outstanding thereunder (including, the principal amount of each March 2019 Note together with any accrued and unpaid interest and any other accrued and unpaid charges thereunder, if any) at maturity on September 12, 2020 (the “Maturity Date”), subject to extension in certain circumstances at the option of the March 2019 Note holder.

Subject to a 4.99% beneficial ownership limitation (which may be increased to 9.99%) and an additional 19.9% limitation (collectively with the June 2018 and December 2018 transactions) under the rules and regulations of the principal market until shareholder approval is obtained (collectively, the “Conversion Limitations”), the holders of the March 2019 Notes are entitled, at any time at their option, to convert all, or any portion, of the outstanding and unpaid principal, accrued and unpaid interest and fees on the March 2019 Notes into fully paid, nonassessable shares of our common stock. Subject to the Conversion Limitations, each March 2019 Note may be converted, at the option of the holder thereof, at the fixed price of $66.80 per share, subject to adjustment as described below or, alternatively, at a variable price calculated by dividing (x) such portion of the principal, accrued and unpaid interest and fees subject to conversion by (y) the greater of (i) $0.31, and (ii) the lower of the Conversion Price and 85% (subject to downward adjustment in the case of conversion upon an event of default or bankruptcy) of the lowest volume-weighted average price per share during the ten consecutive trading days prior to conversion as described more fully below.

Conversion of the March 2019 Notes and exercise of the March 2019 Warrants (defined and described below) would have a potentially dilutive effect to our existing shareholders for two primary reasons: (i) conversion or exercise would result in the issuance of additional shares of our common stock thereby reducing the percentage ownership interest of all of our current shareholders; and (ii) conversion or exercise at a price lower than the price at which our common stock is trading increases the number of shares we will issue and creates downward pressure on our stock price and value.

Amounts due and owing under the March 2019 Notes are convertible into shares of our common stock at an initial conversion price of $66.80 (the “initial conversion price”). The March 2019 Notes contain anti-dilution protection provisions for the lenders whereby the initial conversion price will be adjusted downward upon the occurrence of any one of more of the following events if such events are for a consideration per share lower than $66.80 (however, the conversion price of the March 2019 Notes may never be lower than $0.31 per share (the “floor price”)):

1.	Issuance of shares of our common stock;

2.	Issuance of options to purchase shares of our common stock;

3.	Issuance of convertible securities;

4.	Change in existing option price or rate of conversion;

5.	A subdivision or combination of our common stock (such as a stock split, stock dividend, stock combination, recapitalization, or similar transaction);

6.	Issuance of variable price securities;

7.	Any other event which would have a dilutive effect on the March 2019 Notes; and

8.	A voluntary adjustment of the initial conversion price by us with the consent of the March 2019 Note holders.

Due to the floor price, we calculate the maximum number of shares of common stock issuable under the March 2019 Notes to be 383,065 shares if all amounts under the March 2019 Notes are converted and 71,023 shares if all warrants are exercised for a total of 454,088 shares.

The March 2019 Notes are also convertible pursuant to alternate conversion features in the event of the following:

1.	In the event of either a bankruptcy or failure to pay any amounts due under the agreements, the March 2019 Notes are convertible at an alternate conversion price of the greater of (x) $0.31 and (y) the lower of (i) the conversion price then in effect, and (ii) 75% of the lowest volume-weighted average price per share of our common stock during the ten consecutive trading day period;

2.	In the event of a default under the agreements (other than a bankruptcy or failure to pay as described above), the March 2019 Notes are convertible at an alternate conversion price of the greater of (x) $0.31 and (y) the lower of (i) the conversion price then in effect, and (ii) 80% of the lowest volume-weighted average price per share of our common stock during the ten consecutive trading day period; and

3.	At any time, at the option of the holder, the March 2019 Notes are convertible at an alternate conversion price of the greater of (x) $0.31 and (y) the lower of (i) the conversion price then in effect, and (ii) 85% of the lowest volume-weighted average price per share of our common stock during the ten consecutive trading day period.

We have the right to redeem the full amount of unpaid principal, accrued and unpaid interest and any fees on the March 2019 Notes at any time upon notice to the holders of the March 2019 Notes at a price that is equal to the greater of (i) 100% of the amount of unpaid principal, accrued and unpaid interest and fees on the March 2019 Note then outstanding during the 45 day calendar period commencing on the issuance date and thereafter at 115% of the amount of unpaid principal, accrued and unpaid interest and fees on the March 2019 Notes then outstanding and (ii) the product of (x) the aggregate number of shares then issuable upon conversion of such portion of the March 2019 Notes subject to redemption multiplied by (y) the greatest closing sale price of our common stock on any trading day during the period commencing on the date immediately preceding our notice of optional redemption and ending on the trading day immediately prior to the date we make the entire redemption payment.

Warrants to purchase up to an aggregate of 74,390 shares of common stock. In connection with the issuance of the March 2019 Notes, we issued a total of 74,390 March 2019 Warrants, consisting of 71,024 warrants issued to investors and 3,366 warrants issued to the placement agent. The 71,024 March 2019 Warrants issued to investors (a) have an initial exercise price of $40.00 per share (subject to adjustment as set forth therein), (b) are exercisable at any time between March 12, 2019 and on or prior to March 12, 2024, (c) contain certain ownership limitations that may restrict their exercise and (d) are exercisable on a cashless basis if at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for, the resale of shares of common stock for which the March 2019 Warrants are exercisable. The 3,366 March 2019 Warrants issued to the placement agent have an exercise price of $70.00 per share. The Registration Statement on Form S-3 for the described securities did not register the offer or sale of any of the March 2019 Warrants.

Registration Statement on Form S-3 for the March 2019 securities. On April 2, 2019, we filed a Registration Statement on Form S-3, amended on April 29, 2019 (the “April Registration Statement”) for the resale, from time to time, by certain selling shareholders of up to 910,305 shares of our common stock, 766,129 shares of which are issuable upon the repayment and/or conversion of the March 2019 Notes and 144,176 shares of which are issuable upon exercise of the March 2019 Warrants. The April Registration Statement was declared effective on May 22, 2019, and as of the date of this prospectus, 98,514 shares of our common stock have been issued and sold following conversion and/or amortization under the April Registration Statement.

The 2019 and 2020 Exchange and Settlement Transactions

December 2019 Exchange. In December 2019, we exchanged $2,445,000 of the March 2019 Notes and $222,000 of the June 2018 Notes for $2,933,944 of the June 2018 Exchange Notes. The December Exchange 2019 Notes (a) have a fixed conversion price of $12.20 per share for $293,000 of the note principal until January 31, 2020, (b) have a fixed conversion price of $40.00 per share for all note principal remaining after January 31, 2020, (c) have amortization of 12.5% of the note principal balance as of February 1, 2020 each quarter beginning on April 1, 2020, with payments to be made in cash or in shares of common stock at the fixed conversion price and (d) may be converted at a default conversion price of a 15% discount to the volume-weighted average price, subject to a minimum conversion price of $1.84 per share, in the event we do not make an amortization payment. In addition, in connection with this exchange, the investor who received the December 2019 Exchange Notes also had its March 2019 Warrants amended to fix the exercise price at $40.00 per share.

January 2020 Settlements. In January 2020, we paid approximately $2,600,000 and converted or issued 148,804 shares of common stock to certain investors to repay all of our outstanding June 2018 Notes and December 2018 Notes. We also fully settled with two investors, which included the cancellation of their March 2019 Warrants.

March 2020 Settlements. In March 2020, we (i) further amended the December 2019 Exchange Notes to fix the conversion price at $9.20 per share of common stock (ii) exchanged $772,000 of the March 2019 Notes with full-ratchet anti-dilution price protection for $997,000 of amended March 2019 Notes with a fixed conversion price at $9.20 per share of common stock and (iii) amended, cancelled or had holders exercise for shares of common stock via cashless exercise all March 2019 Warrants which previously included full-ratchet anti-dilution price protection and issued new warrants to purchase 423,669 shares of common stock at an exercise price of $10.17 per share.

As of October 6, 2020, there were no convertible notes outstanding, no warrants with full-ratchet anti-dilution protection outstanding and 6,276 June 2018 Warrants outstanding with price protection anti-dilution provisions.

The May 2020 Public Offering

On May 20, 2020, we entered into an underwriting agreement with A.G.P., in connection with the May 2020 Public Offering of an aggregate of (i) 1,898,850 shares of common stock, (ii) pre-funded warrants to purchase 323,310 shares of common stock and (iii) warrants to purchase 1,277,580 shares of common stock, which included the partial exercise of A.G.P.’s over-allotment option to purchase 166,500 additional warrants. The May 2020 Public Offering closed on May 26, 2020 and we received net proceeds of approximately $10.9 million after deducting underwriting discounts and commissions and estimated expenses payable by us associated with the May 2020 Public Offering. On June 11, 2020 and July 7, 2020, we closed partial over-allotment options exercised by A.G.P. to purchase 250,340 additional shares of common stock resulting in net proceeds of an aggregate of approximately $1.24 million after deducting underwriting discounts and commissions and estimated expenses payable by us.

2017 Stock Option and Share Issuance Plan

In March 2017, we adopted the 2017 Plan. The 2017 Plan provides incentives to eligible employees, officers, directors and consultants in the form of incentive stock options, non-qualified stock options and stock. We have reserved, subject to shareholder approval, a total of 3,000,000 shares of common stock for issuance under the 2017 Plan. Of these shares, approximately 43,415 shares have been designated by our board of directors for issuance through October 6, 2020. Approximately 38,000 of the options have been forfeited and returned to the option pool under the 2017 Plan as a consequence of employment terminations. Unless the Plan Administrator under the 2017 Plan determines otherwise, each option is immediately exercisable and the shares subject to such option will vest pursuant to each grant notice.

On July 1, 2020, our board of directors unanimously approved an increase in the number of shares of common stock issuable under our 2017 Plan from 250,000 to 3,000,000, subject to approval by a majority of our shareholders no later than the next regularly scheduled annual shareholders meeting. Also on July 1, 2020, our board of directors approved the award, primarily to current employees, and subject to shareholder approval no later than the next regularly scheduled annual meeting, of grants of options to purchase 1,235,159 shares of our common stock at an exercise price of $5.40 per share, which was the closing price of our common stock as reported by Nasdaq at the close of trading on the day of our board of directors’ action. Of the options awarded, 995,000 are designated as “incentive stock options”, and 280,159 are designated as “non-qualifying” or “non-statutory” options under the Code. These options have a 10-year life, and will vest over a period of time as follows: 25% vest after a 12-month service period following the award, and the balance vest in equal quarterly installments over the next 12 quarters of service.

Certain Anti-Takeover Effects

Certain provisions of Wyoming law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of Wyoming law set forth below does not purport to be complete and is qualified in its entirety by reference to Wyoming law.

The issuance of shares of preferred stock, the issuance of rights to purchase such shares, and the imposition of certain other adverse effects on any party contemplating a takeover could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of the preferred stock, if the option to acquire such shares is exercised, would impede a business combination by the voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of other preferred stock could adversely affect the voting power of holders of our common stock.

Under Wyoming law, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, does not need to consider only the interests of the corporation’s shareholders in any matter but may also, in his discretion, consider any of the following:

(i)	The interests of the corporation’s employees, suppliers, creditors and customers;

(ii)	The economy of the state and nation;

(iii)	The impact of any action upon the communities in or near which the corporation’s facilities or operations are located;

(iv)	The long-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

(v)	Any other factors relevant to promoting or preserving public or community interests.

The Preferred Options to acquire 11,858,560 shares of preferred stock will, if exercised and converted into shares of our common stock, deter a takeover.

Because our board of directors is not required to make any determination on matters affecting potential takeovers solely based on its judgment as to the best interests of our shareholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board of directors presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock and the acquisition, ownership, exercise, expiration or disposition of warrants acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or Medicare Contribution tax and does not discuss state or local taxes, U.S. federal gift and estate tax laws, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:

•	insurance companies, banks and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our capital stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock or warrants as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

•	persons who do not hold our common stock or warrants as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and United States Treasury Regulations, IRS rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK OR WARRANTS PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK OR WARRANTS IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock or warrants that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our common stock or warrants that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are an individual non-U.S. citizen, you may, in some cases, under a “look-back” rule, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock or warrants.

Exercise of Warrants

In general, a Non-U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon exercise of a warrant, except to the extent the Non-U.S. Holder receives a cash payment for any such fractional share that would otherwise have been issuable upon exercise of the warrant, which will be treated as a sale subject to the rules described under “Gain on Disposition of Our Common Stock” below. The Non-U.S. Holder will take a tax basis in the shares acquired on the exercise of a warrant equal to the exercise price of the warrant. The Non-U.S. Holder’s holding period in the shares of our common stock acquired on exercise of the warrant will begin on the date of exercise of the warrant, and will not include any period for which the Non-U.S. Holder held the warrant.

Expiration of Warrants

Expiration of warrants will be treated as if the Non-U.S. Holder sold or exchanged the warrant and recognized a capital loss equal to the Non-U.S. Holder’s tax basis in the warrant. However, a Non-U.S. Holder will not be able to utilize a loss recognized upon expiration of a warrant against the Non-U.S. Holder’s U.S. federal income tax liability unless the loss is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment in the United States) or is treated as a U.S.-source loss and the Non-U.S. Holder is present 183 days or more in the taxable year of disposition and certain other conditions are met.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a Non-U.S. Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such Non-U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Adjustments to the exercise price of warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the warrants generally should not be considered to result in a constructive distribution. Such constructive distribution would be treated as a dividend, return of capital or capital gain as described under the heading “Distributions” below. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property.

On April 12, 2016, the IRS issued proposed regulations addressing the amount and timing of deemed distributions, obligations of withholding agents and filing and notice obligations of issuers. If adopted as proposed, the regulations would generally provide that (i) the amount of a deemed distribution is the excess of the fair market value of a warrant immediately after the number-of-shares or exercise-price adjustment over the fair market value of the warrant without the adjustment, (ii) the deemed distribution occurs at the earlier of the date the adjustment occurs under the terms of the warrant and the date of the actual distribution of cash or property that results in the deemed distribution, (iii) subject to certain limited exceptions, a withholding agent is required to impose any applicable withholding on deemed distributions to a Non-U.S. Holder and, if there is no associated cash payment, may set off its withholding obligations against other payments to or funds of such holder and (iv) we are required to report the amount of any deemed distributions on our website or to the IRS and all holders of warrants (including holders of warrants that would otherwise be exempt from reporting). The final regulations will be effective for deemed distributions occurring on or after the date of adoption, but holders of warrants and withholding agents may rely on them prior to that date under certain circumstances.

Distributions

We do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder of our common stock (including constructive distributions or dividend equivalents deemed paid) will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “Gain on Disposition of Our Common Stock or Warrants.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder (including constructive distributions or dividend equivalents deemed paid) that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid (or constructive dividends or dividend equivalents deemed paid) to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below titled “Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Common Stock or Warrants

Subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock or warrants unless (a) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the common stock or warrants.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed.

U.S. Federal Income Tax Returns with Respect to Such Losses

With respect to (c) above, in general, we would be a United States real property holding corporation if U.S. real property interests as defined in the Code and the Treasury Regulations comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock or warrants will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

See the section titled “Foreign Accounts” for additional information regarding withholding rules that may apply to proceeds of a disposition of our common stock or warrants paid to foreign financial institutions or non-financial foreign entities.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends (including constructive distributions or dividend equivalents deemed paid), the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder (including constructive distributions or dividend equivalents deemed paid) may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock or warrants effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments, including dividends, constructive dividends or dividend equivalents deemed paid and, on or after January 1, 2019, the gross proceeds of a disposition of our common stock or warrants, paid to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including constructive dividends and dividend equivalents), on or after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock or warrants paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock or warrants.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK OR WARRANTS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

We have entered into an underwriting agreement dated October 8, 2020 with A.G.P., as underwriter, with respect to the securities being offered hereby. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter and the underwriter has agreed to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, shares of our common stock and purchase warrants.

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriter named below, and the underwriter has agreed to purchase from us, the respective number of shares of common stock and purchase warrants set forth opposite its name below:

Underwriter	Number of Shares	Number of Purchase Warrants	Total Securities
A.G.P./Alliance Global Partners	4,000,000	2,000,000	6,000,000
Total	4,000,000	2,000,000	6,000,000

The underwriting agreement provides that the obligation of the underwriter to purchase the shares of common stock and purchase warrants offered by this prospectus is subject to certain conditions. The underwriter is obligated to purchase all of the shares of common stock and purchase warrants offered hereby if any of the shares or purchase warrants are purchased.

Underwriting Discounts, Commissions and Expenses

We have agreed to sell the securities to the underwriter at the offering price of $2.79 per share of common stock and purchase warrant, which represents the offering price of such securities set forth on the cover page of this prospectus, less the applicable 7.0% underwriting discount.

The underwriter has advised us that they propose to offer the shares of common stock and purchase warrants at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ 0.105 per share of common stock and the purchase warrant. The underwriter may allow, and certain dealers may reallow, a discount from the concession not in excess of $ 0.105 per share of common stock and the purchase warrant to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock and the purchase warrants are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to its right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which they exercise discretionary authority.

We have also agreed to reimburse the underwriter for accountable legal expenses not to exceed $100,000 and non-accountable expenses not to exceed 1% of the aggregate gross proceeds of this offering. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriter’s out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately $560,000.

The following table shows the underwriting discounts and commissions payable to the underwriter by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock and/or purchase warrants we have granted to the underwriter):

	Per Share and accompanying Purchase Warrant	Total Without Over- Allotment	Total With Over- Allotment
Public offering price	3.00	12,000,000	13,800,000
Underwriting discounts and commissions (7%)	0.21	840,000	966,000
Proceeds, before expenses, to us	2.79	11,160,000	12,834,000

Over-allotment Option

Pursuant to the underwriting agreement, we have granted the underwriter an option, exercisable for up to 45 days from the date of this prospectus, to purchase up to 600,000 additional shares of common stock and/or additional purchase warrants to purchase up to 300,000 shares of common stock at the public offering price set forth on the cover page hereto, less the underwriting discounts and commissions. The underwriter may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares of common stock and/or purchase warrants are purchased pursuant to the over-allotment option, the underwriters will offer these shares of common stock and/or purchase warrants on the same terms as those on which the other securities are being offered.

Underwriter Warrants

Upon closing of this offering, we will issue to A.G.P. a compensation warrant entitling A.G.P. or its designees to purchase up to 200,000 shares of our common stock, subject to any reductions necessary to comply with the rules and regulations of the Financial Industry Regulatory Authority, Inc., or FINRA. This warrant will be exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six months from the effective date of the registration statement of which this prospectus forms a part. The warrant will provide for registration rights for the shares underlying the warrant, pursuant to FINRA Rule 5110(f)(2)(G), including a one-time demand registration right and piggyback rights for period of not more than five years and seven years, respectively, as well as contain customary anti-dilution provisions. Pursuant to FINRA Rule 5110(g), the underwriter warrants and any shares issued upon exercise of the underwriter warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter or related persons do not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-up Agreements

In connection with this offering, we, along with our directors and certain of our executive officers have agreed with the underwriter that for a 90-day “lock-up” period, commencing from the date of this prospectus, subject to specified exceptions, without the prior written consent of the underwriter, we and they will not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the underwriter. Our founders, Scott W. Absher, our Chief Executive Officer, and Stephen Holmes, have agreed to a 180-day “lock-up” period.

Price Stabilization, Short Positions and Penalty Bids

The underwriter has advised us that it does not intend to conduct any stabilization or over-allotment activities in connection with this offering.

Passive Market Making

In connection with this offering, the underwriter and any selling group members may engage in passive market making transactions in our common stock on Nasdaq in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security.

However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. Other than this prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, the underwriter and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriter and its affiliates may actively trade our securities or loans for its own account or for the accounts of customers, and, accordingly, the underwriter and its affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, the underwriter has not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus, and we do not expect to retain the underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the securities or possession or distribution of this prospectus or any other offering or publicity material relating to the securities in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the underwriter has undertaken that it will not, directly or indirectly, offer or sell any securities or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of securities by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•	by the underwriter to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (1) the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (2) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in each Relevant Member State and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. This document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents relating to Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

The validity of the shares of common stock and purchase warrants offered hereby will be passed upon for us by Bailey, Stock, Harmon, Cottam, Lopez LLP. Certain other matters in connection with this offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. Sullivan & Worcester LLP, New York, New York, has acted as counsel for the underwriter.

EXPERTS

Our consolidated financial statements as of August 31, 2019 and 2018 and for the fiscal years then ended have been audited by Marcum LLP as set forth in their report (which report includes an explanatory paragraph as to our ability to continue as a going concern). We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Marcum LLP’s report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock and purchase warrants offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our common stock and the purchase warrants offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is http://www.sec.gov.

We are subject to the reporting requirements of the Exchange Act, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at http://www.shiftpixy.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 501 Brickell Key Drive, Suite 300, Miami, FL 33131, (888) 798-9100.

ShiftPixy, Inc.

Condensed Consolidated Balance Sheets

	May 31, 2020	August 31, 2019
	(Unaudited)
ASSETS
Current assets
Cash	$10,835,000	$1,561,000
Accounts receivable, net	179,000	86,000
Unbilled accounts receivable	2,133,000	1,137,000
Note receivable, current portion	1,291,000	-
Deposit – workers’ compensation	473,000	235,000
Prepaid expenses	295,000	349,000
Other current assets	190,000	244,000
Current assets of discontinued operations	2,386,000	10,419,000
Total current assets	17,782,000	14,031,000

Fixed assets, net	2,382,000	3,320,000
Note receivable, net	5,108,000	-
Deposits – workers’ compensation	347,000	754,000
Deposits and other assets	140,000	124,000
Non current assets of discontinued operations	1,749,000	5,567,000
Total assets	$27,508,000	$23,796,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and other accrued liabilities	$2,823,000	$4,455,000
Payroll related liabilities	8,704,000	8,533,000
Convertible notes, net	-	3,351,000
Accrued workers’ compensation costs	473,000	235,000
Default penalties accrual	-	1,800,000
Derivative liability	-	3,756,000
Current liabilities of discontinued operations	2,386,000	10,058,000
Total current liabilities	14,386,000	32,188,000
Non-current liabilities
Accrued workers’ compensation costs	1,098,000	525,000
Non-current liabilities of discontinued operations	5,533,000	3,853,000
Total liabilities	21,017,000	36,566,000
Commitments and contingencies
Stockholders’ equity (deficit)
Preferred stock, 50,000,000 authorized shares; $0.0001 par value	-	-
Common stock, 750,000,000 authorized shares; $0.0001 par value; 3,857,316 and 909,222 shares issued as of May 31, 2020 and August 31, 2019	-	-
Additional paid-in capital	117,730,000	32,505,000
Treasury stock, at cost-0 and 13,953 shares as of May 31, 2020 and August 31, 2019	-	(325,000)
Accumulated deficit	(111,239,000)	(44,950,000)
Total stockholders’ equity (deficit)	6,491,000	(12,770,000)
Total liabilities and stockholders’ equity (deficit)	$27,508,000	$23,796,000

See accompanying notes to the unaudited interim condensed consolidated financial statements.

ShiftPixy Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Revenues (gross billings of $14.4 million and $11.9 million less worksite employee payroll cost of $12.4 million and $10.3 million, respectively for the three months ended; gross billings of $47.0 million and $25.9 million less worksite employee payroll cost of $40.3 million and $22.3 million, respectively for nine months ended)	$2,014,000	$1,638,000	$6,775,000	$3,658,000
Cost of revenue	1,873,000	1,467,000	6,051,000	3,126,000
Gross profit	141,000	171,000	724,000	532,000

Operating expenses:
Salaries, wages, and payroll taxes	1,793,000	1,152,000	5,246,000	3,182,000
Stock-based compensation – general and administrative	150,000	(5,000)	895,000	154,000
Commissions	27,000	64,000	137,000	130,000
Professional fees	439,000	1,280,000	2,276,000	2,799,000
Software development	686,000	221,000	1,390,000	1,249,000
Depreciation and amortization	545,000	222,000	1,025,000	603,000
General and administrative	1,054,000	1,541,000	2,617,000	3,654,000
Total operating expenses	4,694,000	4,475,000	13,586,000	11,771,000

Operating Loss	(4,553,000)	(4,304,000)	(12,862,000)	(11,239,000)

Other (expense) income:
Interest expense	(559,000)	(4,345,000)	(2,524,000)	(6,270,000)
Expense related to preferred options	(62,091,000)	-	(62,091,000)	-
Expense related to modification of warrants	-	-	(22,000)	-
Loss from debt conversion	(2,842,000)	-	(3,500,000)	-
Inducement loss	(57,000)	(2,273,000)	(624,000)	(3,829,000)
Loss on debt extinguishment	(1,592,000)	-	(1,592,000)	-
Change in fair value derivative and warrant liability	6,000	4,748,000	1,777,000	4,748,000
Loss on convertible note settlement	-	-	-	2,611,000
Gain on convertible note penalties accrual	-	-	760,000	-
Total other (expense) income	(67,135,000)	(1,870,000)	(67,816,000)	(2,740,000)
Loss from continuing operations	(71,688,000)	(6,174,000)	(80,678,000)	(13,979,000)
Income (Loss) from discontinued operations
Income (Loss) from discontinued operations	(1,490,000)	1,178,000	(1,293,000)	4,596,000
Gain from asset sale	-	-	15,682,000	-
Total Income (Loss) from discontinued operations, net of tax	(1,490,000)	1,178,000	14,389,000	4,596,000

Net loss	$(73,178,000)	$(4,996,000)	$(66,289,000)	$(9,383,000)

Net Loss per share, Basic and diluted
Continuing operations	$(2.73)	$(7.92)	$(5.49)	$(18.54)
Discontinued operations
Operating income (loss)	(0.06)	1.51	(0.09)	6.10
Gain on sale of assets	-	-	1.07	-
Total discontinued operations	(0.06)	1.51	0.98	6.10
Net Loss per share of common stock – Basic and diluted	$(2.79)	$(6.41)	$(4.51)	$(12.44)

Weighted average common stock outstanding – Basic and diluted	26,249,518	779,634	14,708,554	753,808

See accompanying notes to the unaudited interim condensed consolidated financial statements.

ShiftPixy Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

For the Three Months Ended May 31, 2020 (Unaudited)

	Common Stock		Additional		Total Stockholders’
	Issued		Paid-In	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance, March 1, 2020	1,103,643	$-	$37,620,000	$(38,061,000)	$(441,000)
Common stock issued for warrant exercise	6,275	-	33,000	-	33,000
Common stock issued for underwritten offering, net of offering costs	2,222,160	-	10,332,000	-	10,332,000
Stock-based compensation expense	-	-	75,000	-	75,000
Common stock issued upon conversion of convertible notes and interest	441,573	-	4,023,000	-	4,023,000
Reclassification of derivative liabilities to paid in capital	-	-	288,000	-	288,000
Inducement loss on note conversions	1,012	-	57,000	-	57,000
Common stock issued for warrant exchange	82,653	-	552,000	-	552,000
Allocated fair value of beneficial conversion feature – exchanged notes payable	-	-	653,000	-	653,000
Allocated fair value of warrants issued – exchanged notes payable	-	-	2,006,000	-	2,006,000
Expense related to preferred options	-	-	62,091,000		62,091,000
Net Loss	-	-	-	(73,178,000)	(73,178,000)
Balance, May 31, 2020	3,857,316	$-	$117,730,000	$(111,239,000)	$6,491,000

See accompanying notes to the unaudited interim condensed consolidated financial statements.

ShiftPixy Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

For the Nine Months Ended May 31, 2020 (Unaudited)

	Common Stock		Additional			Total Stockholders’
	Issued		Paid-In	Treasury	Accumulated	Equity
	Shares	Amount	Capital	Stock	Deficit	(Deficit)
Balance, September 1, 2019	909,222	$-	$32,505,000	$(325,000)	$(44,950,000)	$(12,770,000)
Treasury stock retired	(13,953)	-	(325,000)	325,000	-	-
Common stock issued for note exchange	21,750	-	200,000	-	-	200,000
Common stock issued for services rendered	856	-	75,000	-	-	75,000
Common stock issued for warrant exercise	6,275		33,000	-	-	33,000
Common stock issued for underwritten offering, net of offering costs	2,222,160	-	10,332,000	-	-	10,332,000
Common stock issued upon conversion of convertible notes and interest	589,695	-	6,238,000	-	-	6,238,000
Reclassification of derivative liabilities to paid in capital	-	-	1,979,000	-	-	1,979,000
Inducement loss on note conversions	38,658	-	624,000	-	-	624,000
Common stock issued for warrant exchange	82,653	-	552,000	-	-	552,000
Allocated fair value of beneficial conversion feature – exchanged notes payable	-	-	653,000	-	-	653,000
Allocated fair value of warrants issued – exchanged notes payable	-	-	2,006,000	-	-	2,006,000
Stock-based compensation expense	-	-	745,000	-	-	745,000
Modification of warrants	-	-	22,000	-	-	22,000
Expense related to preferred options	-	-	62,091,000	-	-	62,091,000
Net Loss	-	-	-	-	(66,289,000)	(66,289,000)
Balance, May 31, 2020	3,857,316	$-	$117,730,000	$-	$(111,239,000)	$6,491,000

See accompanying notes to the unaudited interim condensed consolidated financial statements.

ShiftPixy Inc.

Condensed Consolidated Statements of Stockholders’ Deficit

For the Three Months Ended May 31, 2019 (Unaudited)

	Common Stock Issued		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance, March 1, 2019	802,933	$-	$25,846,000	$(30,610,000)	$(4,764,000)
Common stock issued for services rendered	2,024	-	113,000	-	113,000
Stock-based compensation expense	-	-	(5,000)	-	(5,000)
Reclassification of derivative liability upon conversion of related convertible debentures	-	-	12,000	-	12,000
Common stock issued upon conversion of convertible notes and interest	52,211	-	3,948,000	-	3,948,000
Inducement loss from debt conversion	43,787		2,273,000	-	2,273,000
Net Loss	-	-	-	(4,996,000)	(4,996,000)
Balance, May 31, 2019	900,955	$-	$32,187,000	$(35,606,000)	$(3,419,000)

ShiftPixy Inc.

Condensed Consolidated Statements of Stockholders’ Deficit

For the Nine Months Ended May 31, 2019 (Unaudited)

	Common Stock Issued		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance, September 1, 2018	721,295	$-	$18,468,000	$(26,223,000)	$(7,755,000)
Warrants exercised for cash	6,688	-	660,000	-	660,000
Common stock issued for services rendered	2,990	-	225,000	-	225,000
Stock-based compensation expense	-	-	154,000	-	154,000
Reclassification of derivative liability upon conversion of related convertible debentures	-	-	12,000	-	12,000
Common stock issued upon conversion of convertible notes and interest	101,679	-	8,839,000	-	8,839,000
Inducement loss from debt conversion	68,303	-	3,829,000	-	3,829,000
Net Loss	-	-	-	(9,383,000)	(9,383,000)
Balance, May 31, 2019	900,955	$-	$32,187,000	$(35,606,000)	$(3,419,000)

See accompanying notes to the unaudited interim condensed consolidated financial statements.

ShiftPixy, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended
	May 31, 2020	May 31, 2019
OPERATING ACTIVITIES
Net Loss	$(66,289,000)	$(9,383,000)
Income from discontinued operations	14,389,000	4,596,000
Net loss from continuing operations	(80,678,000)	(13,979,000)
Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:
Expense related to preferred options	62,091,000	-
Depreciation and amortization	1,025,000	603,000
Gain on convertible note settlement	-	(2,611,000)
Gain on convertible note penalties accrual	(760,000)	-
Amortization of debt discount and debt issuance cost	6,749,000	3,599,000
Stock issued for services	75,000	225,000
Stock-based compensation- general and administrative	745,000	154,000
Expense related to warrant modification	22,000	-
Inducement loss on note conversions	624,000	3,829,000
Expense related to warrant exchange	552,000	-
Non-cash interest	-	509,000
Change in fair value of derivative and warrant liability	(1,777,000)	(4,748,000)
Financing costs	-	2,588,000
Changes in operating assets and liabilities
Accounts receivable	(763,000)	(58,000)
Unbilled accounts receivable	(996,000)	(455,000)
Prepaid expenses	54,000	(205,000)
Other current assets	54,000	32,000
Deposits – workers’ compensation	3,283,000	(729,000)
Deposits and other assets	(16,000)	27,000
Accounts payable	(151,000)	925,000
Payroll related liabilities	(108,000)	1,269,000
Accrued workers’ compensation	1,665,000	423,000
Other current liabilities	(2,284,000)	(215,000)
Total Adjustments	70,084,000	5,162,000
Net cash used in continuing operating activities	(10,594,000)	(8,817,000)
Net cash provided by discontinued operating activities	76,000	7,194,000
Net cash used in operating activities	(10,518,000)	(1,623,000)

INVESTING ACTIVITIES
Purchase of fixed assets	(81,000)	(581,000)
Proceeds from sale of fixed assets	34,000	-
Proceeds from working capital adjustment – sale of assets	1,214,000	-
Proceeds from sale of assets	9,500,000	-
Net cash provided by (used in) investing activities	10,667,000	(581,000)

FINANCING ACTIVITIES
Proceeds from underwritten public offering, net of offering costs	10,332,000	-
Proceeds from issuance of convertible notes	-	3,750,000
Issuance costs related to convertible notes	-	(485,000)
Repayment of convertible notes	(1,240,000)	(436,000)
Proceeds from exercise of warrants	33,000	660,000
Net cash provided by financing activities	9,125,000	3,489,000

Net increase in cash	9,274,000	1,285,000
Cash - Beginning of Period	1,561,000	1,650,000
Cash -End of Period	$10,835,000	$2,935,000
Supplemental Disclosure of Cash Flows Information:
Cash paid for interest	$315,000	$226,000

Non-cash Investing and Financing Activities:
Conversion of debt and accrued interest into common stock	$6,238,000	$8,839,000
Additional Principal to settle registration rights penalties	-	889,000
Common stock issued for services	75,000	-
Common stock issued for note exchange	200,000	-
Additional principal issued for note exchange	433,000	-
Interest capitalized into notes receivable	59,000	-
Common stock issued in exchange for warrants	552,000	-
Discount recorded for asset sale note receivable	1,818,000	-
Reclassification of derivative liabilities to paid in capital	1,979,000	-
Expense related to warrant modification	22,000	-

See accompanying notes to the unaudited interim condensed consolidated financial statements.

ShiftPixy, Inc.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

May 31, 2020

Note 1: Nature of Operations

ShiftPixy, Inc. was incorporated on June 3, 2015. The Company is a specialized staffing service provider that provides solutions for large contingent part-time workforce demands, primarily in the restaurant and hospitality service trades. The Company’s focus is on the restaurant industry in Southern California.

On March 25, 2020, the Company filed Amended and Restated Articles of Incorporation (the “Restated Articles of Incorporation”) with the Wyoming Secretary of State, which were approved by the Company’s board of directors (the “Board of Directors”) and its shareholders representing a majority of its outstanding shares of capital stock. The Restated Articles of Incorporation, among other things, set conversion rights for the Company’s Class A Preferred Stock, par value $0.0001 per share, to convert into shares of common stock on a one-for-one basis.

The Company and its wholly-owned subsidiary Rethink, Inc. (“RT”) function as employment administrative services (“EAS”) providers including services such as administrative and processing services, performing functions in the nature of a payroll processor, human resources consultant, administrator of workers’ compensation coverages and claims and provide workers compensation coverage written in the names of the clients (as may be required by some states). The Company has built a human resources information systems platform to assist in customer acquisition and hopes that this mechanism may become a way to onboard new clients into the Company’s closed proprietary operating and processing information system (the “ShiftPixy Ecosystem”) when eligible clients recognize the value of the services provided by the parent Company. This platform is expected to facilitate additional value-added services in future reporting periods. In January 2020, the Company sold Shift Human Capital Management Inc. (“SHCM”), previously a wholly-owned subsidiary of the Company, and assigned the majority of the Company’s billable clients to a third party for cash as described below in Note 3 and formed RT.

The Company is currently operating in one reportable segment.

Note 2: Summary of significant accounting policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”) applicable to interim reports of companies filing as a smaller reporting company. Accordingly, the Company does not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The results of operations for the three and nine months ended May 31, 2020, are not necessarily indicative of the results that may be expected for the year ending August 31, 2020.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended August 31, 2019, filed with the SEC on December 13, 2019.

Principles of Consolidation

The Company and its wholly-owned subsidiary have been consolidated in the accompanying unaudited condensed consolidated financial statements. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include:

•	Valuation expense related to preferred stock options

•	Liability for legal contingencies;

•	Useful lives of property and equipment;

•	Assumptions made in valuing embedded derivatives and freestanding equity-linked instruments classified as liabilities;

•	Deferred income taxes and related valuation allowance;

•	Valuation of long-lived assets including long term notes receivable; and

•	Projected development of workers’ compensation claims.

Revenue and Direct Cost Recognition

The Company provides an array of human resources and business solutions designed to help improve business performance.

The Company’s revenues are primarily attributable to fees for providing staffing solutions and EAS/human capital management services. The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the services have been rendered to the customer; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. The Company enters into contracts with its clients for EAS based on a stated rate and price in the contract. Contracts generally have a term of 12 months but are cancellable at any time by either party with 30 days’ notice. Contract performance obligations are satisfied as services are rendered, and the time period between invoicing and when the performance obligations are satisfied is not significant. The Company does not have significant financing components or significant payment terms for its customers and consequently has no material credit losses. Payments for the Company’s services are typically made in advance of, or at the time that the services are provided.

The Company accounts for its EAS revenues in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-45, Revenue Recognition, Principal Agent Considerations. EAS solutions revenue is primarily derived from the Company’s gross billings, which are based on (i) the payroll cost of the Company’s worksite employees (“WSEs”) and (ii) a mark-up computed as a percentage of payroll costs for payroll taxes and workers compensation premiums.

Gross billings are invoiced to each client concurrently with each periodic payroll of the Company’s WSEs which coincides with the services provided and which is typically a fixed percentage of the payroll processed. Revenues, which exclude the payroll cost component of gross billings and therefore consist solely of markup, are recognized ratably over the payroll period as WSEs perform their service at the client worksite. Revenues that have been recognized but not invoiced are included in unbilled accounts receivable on the Company’s condensed consolidated balance sheets, and were $270,000 and $170,000 as of May 31, 2020 and August 31, 2019, respectively.

Consistent with the Company’s revenue recognition policy, direct costs do not include the payroll cost of its WSEs. The cost of revenue associated with the Company’s revenue generating activities is primarily comprised of all other costs related to its WSEs, such as the employer portion of payroll-related taxes, employee benefit plan premiums and workers’ compensation insurance costs.

The Company has evaluated its revenue recognition policies in conjunction with its future expected business which may be migrating to a staffing business model. For fiscal years 2020 and 2019, there were no revenues which should have been evaluated under a staffing business model. Such a staffing business model would have included the payroll costs in revenues with a corresponding increase to cost of revenues for payroll costs associated with staffing services.

Concentration of Credit Risk

The Company considers all highly liquid investments with an original maturity of three months or less when purchased as cash equivalents. The Company maintains cash with a commercial bank and from time to time exceed the federally insured limits. The Company has not experienced losses from these deposits.

No one individual client represents more than 10% of revenues for the three and nine months ended May 31, 2020, and May 31, 2019, respectively. However, three clients represent 93% of total accounts receivable at May 31, 2020.

Impairment and Disposal of Long-Lived Assets

The Company periodically evaluates its long-lived assets for impairment in accordance with ASC 360-10, Property, Plant, and Equipment. ASC 360-10 requires that an impairment loss be recognized for assets to be disposed of or held-for-use when the carrying amount of an asset is deemed to not be recoverable. If events or circumstances were to indicate that any of our long-lived assets might be impaired, the Company would assess recoverability based on the estimated undiscounted future cash flows to be generated from the applicable asset. In addition, the Company may record an impairment loss to the extent that the carrying value of the asset exceeded the fair value of the asset. Fair value is generally determined using an estimate of discounted future net cash flows from operating activities or upon disposal of the asset. There were no impairments recognized for the periods ended May 31, 2020, and May 31, 2019.

Workers’ compensation

Everest Program

Up to July 2018, a portion of the Company’s workers’ compensation risk was covered by a retrospective rated policy, which calculates the final policy premium based on the Company’s loss experience during the term of the policy and the stipulated formula set forth in the policy. The Company funds the policy premium based on standard premium rates on a monthly basis and based on the gross payroll applicable to workers covered by the policy. During the policy term and thereafter, periodic adjustments may involve either a return of previously paid premiums or a payment of additional premiums by the Company or a combination of both. If the Company’s losses under that policy exceed the expected losses under that policy, then the Company could receive a demand for additional premium payments.

The Company utilizes a third-party to estimate its loss development rate, which is based primarily upon the nature of WSEs’ job responsibilities, the location of WSEs, the historical frequency and severity of workers’ compensation claims, and an estimate of future cost trends. Each reporting period, changes in the assumptions resulting from changes in actual claims experience and other trends are incorporated into its workers’ compensation claims cost estimates. As of May 31, 2020, the Company classified $0.1 million in long term accrued workers’ compensation in the Company’s condensed consolidated balance sheets.

Sunz Program

Starting in July 2018, the Company’s workers’ compensation program for its WSEs has been provided through an arrangement with United Wisconsin Insurance Company and administered by the Sunz Insurance Company. Under this program, the Company has financial responsibility for the first $0.5 million of claims per occurrence. The Company provides and maintains a loss fund that will be used to pay claims and claim related expenses. The workers’ compensation insurance carrier established monthly funding requirements comprised of premium costs and funds to be set aside for payment of future claims (“claim loss funds”). The level of claim loss funds is primarily based upon anticipated WSE payroll levels and expected workers’ compensation loss rates, as determined by the insurance carrier. Monies funded into the program for incurred claims expected to be paid within one year are recorded as Deposit - workers’ compensation, a short-term asset, while the remainder of claim funds are included in deposits- workers’ compensation, a long-term asset in its condensed consolidated balance sheets.

As of May 31, 2020, the Company had $0.5 million in deposit – workers’ compensation classified as a short-term asset and $0.3 million classified as a long-term asset.

The Company’s estimate of incurred claim costs expected to be paid within one year is included in short-term liabilities, while its estimate of incurred claim costs expected to be paid beyond one year is included in long-term liabilities on its consolidated balance sheets. As of May 31, 2020, the Company had short term accrued workers’ compensation costs of $0.5 million and long term accrued workers’ compensation costs of $1.0 million.

The Company retained workers compensation asset reserves and workers compensation related liabilities for former WSEs of clients transferred to Shiftable HR Acquisition, LLC, part of Vensure Employer Services, Inc. (“Vensure”) in connection with the Asset Sale (as defined below).  As of May 31, 2020, the retained workers compensation assets and liabilities are presented as a discontinued operations net asset or liability.  As of May 31, 2020 the Company had $2.4 million in both short term assets and short term liabilities and had $1.7 million of long term assets and $5.5 million of long term liabilities.

Because the Company bears the financial responsibility for claims up to the level noted above, such claims, which are the primary component of its workers’ compensation costs, are recorded in the period incurred. Workers’ compensation insurance includes ongoing health care and indemnity coverage whereby claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which take into account the ongoing development of claims and therefore requires a significant level of judgment. In estimating ultimate loss rates, the Company utilizes historical loss experience, exposure data, and actuarial judgment, together with a range of inputs which are primarily based upon the WSE’s job responsibilities, their location, the historical frequency and severity of workers’ compensation claims, and an estimate of future cost trends. For each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into its workers’ compensation claims cost estimates. The estimated incurred claims are based upon: (i) the level of claims processed during each quarter; (ii) estimated completion rates based upon recent claim development patterns under the plan; and (iii) the number of participants in the plan.

We expect additional workers compensation claims to be made by furloughed WSEs as a result of the employment downturn caused by the COVID-19 pandemic. On May 4, 2020, the State of California indicated that workers who became ill with COVID-19 would have a potential claim against workers compensation insurance for their illnesses. We expect additional workers compensation claims could be made by employees required to work by their employers during the COVID-19 pandemic, which could have a material impact to our workers compensation liability estimates. While we have not seen additional expenses as a result of any such potential claims to date, which would include claims for reporting periods after May 31, 2020, we will continue to closely monitor all workers compensation claims made during the COVID-19 pandemic.

Fair Value of Financial Instruments

ASC 825, “Financial Instruments,” requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practical to estimate fair value. ASC 825 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At May 31, 2020 and August 31, 2019, the carrying value of certain financial instruments (cash, accounts receivable and payable) approximates fair value due to the short-term nature of the instruments. Convertible notes approximate fair value based on comparison of terms from similar instruments in the marketplace.

The Company measures fair value under a framework that utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs which prioritize the inputs used in measuring fair value are:

•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

•	Level 2: Inputs to the valuation methodology include:

o	Quoted prices for similar assets or liabilities in active markets;

o	Quoted prices for identical or similar assets or liabilities in inactive markets;

o	Inputs other than quoted prices that are observable for the asset or liability;

o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

o	If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company did not have any Level 1 or Level 2 assets and liabilities at May 31, 2020 or August 31, 2019. The Company recorded expense related to preferred stock options in the three and nine months ended May 31, 2020 using Level 2 fair value measurements. See Note 6 for assumptions used for this valuation. The valuation of the Note Receivable (as defined below) from the Asset Sale (as defined below) and the derivative liabilities associated with its March 2019 Notes (as defined below) (see Note 5), consisted of conversion feature derivatives and warrants, are Level 3 fair value measurements.

Level 3 assets and liabilities:

The Note Receivable, as described in Note 3, was estimated using a discounted cash flow technique with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement as defined in ASC 820. We valued the Note Receivable on the January 1, 2020 transaction date using a 10% discount rate which contemplates the risk and probability assessments of the expected future cash flows. The fair value assumptions have not changed as of May 31, 2020 and any impact to the fair value was immaterial. For the three and nine months ended May 31, 2020 we identified $0.7 and $1.3 million of working capital adjustments, respectively. The significant inputs in the Level 3 measurement not supported by market activity include the probability assessments of expected future cash flows related to the acquisitions, appropriately discounted considering the uncertainties associated with the obligation, and as calculated in accordance with the terms of the acquisition agreements. We believe there are risks associated with the value of the Note Receivable due to business impacts of the COVID-19 pandemic. The expected cash payments from the Note Receivable is based on gross profits generated by the clients transferred to Vensure. Those transferred clients may have their business impacted due to the pandemic which, in turn, would result in lower gross profits. While we believe the current valuation of the Note Receivable is properly recorded as of May 31, 2020, a material change in the business transferred may result in an impairment of this asset. The development and determination of the unobservable inputs for Level 3 fair value measurements and the fair value calculations are the responsibility of the Company’s chief financial officer and are approved by the chief executive officer.

The table below sets forth a summary of the changes in the fair value of the Company’s derivative liabilities classified as Level 3 as of May 31, 2020:

	March 2019 Conversion Feature	March 2019 Warrant Liability	Total
Balance at August 31, 2019	$2,852,000	$904,000	$3,756,000
Reclassification to APIC due to note settlements, exchanges or conversions	(1,784,000)	(195,000)	(1,979,000)
Change in fair value	(1,068,000)	(709,000)	(1,777,000)
Balance at May 31, 2020 (unaudited)	$-	$-	$-

The Company had no derivative liabilities as of May 31, 2020 since all the convertible notes were converted to equity or repaid and any warrants requiring accounting as derivatives were exchanged for shares of common stock and new warrant issuances do not require derivative liability accounting treatment. As of August 31, 2019, and during the nine months ended May 31, 2020, the Company estimated the fair value of the conversion feature derivatives embedded in the convertible debentures and the fair value of the warrant liabilities based on weighted probabilities of assumptions used in the Lattice-based option valuation model. The key valuation assumptions used consist, in part, of the price of the common stock, a risk free interest rate based on the average yield of a Treasury note and expected volatility of the common stock, all as of the measurement dates, and the various estimated reset exercise prices weighted by probability.

The Company used the following assumptions to estimate fair value of the derivatives in March 2020 prior to the amendments and exchanges for the convertible notes and warrants:

	March 2019 Conversion Feature	March 2019 Warrant Liability
	(unaudited)	(unaudited)
Risk free rate	0.08-0.17%	1.6%
Market price per share	$6.68	$6.68
Life of instrument in years	0.47-1.15	4.0
Volatility	117-139%	102%
Dividend yield	0%	0%

When the Company changes its valuation inputs for measuring financial assets and liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period that the transfers occur. For the periods ended May 31, 2020 and May 31, 2019, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

Research and Development

During the three months ended May 31, 2020 and May 31, 2019, the Company incurred research and development costs of approximately $1.5 million and $0.7 million, respectively. During the nine months ended May 31, 2020 and May 31, 2019, the Company incurred research and development costs of approximately $3.4 million and $3.1 million, respectively. All costs were related to internally developed or externally contracted software and related technology for the Company’s Human Resources Information System (“HRIS”) platform and related mobile application. In addition, no software costs were capitalized for the three and nine months ended May 31, 2020 and $0 and $0.5 million for the three and nine months ended May 31, 2019, respectively.

Advertising Costs

The Company expenses all advertising as incurred. The Company recorded net costs totaling $206,000 and $389,000 for the three and nine months ended May 31, 2020, respectively, and expenses of $366,000 and $948,000 for the three and nine months ended May 31, 2019, respectively.

Convertible Debt

The Company evaluates embedded conversion features within convertible debt under ASC 815 “Derivatives and Hedging” to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 “Debt with Conversion and Other Options” for consideration of any beneficial conversion features.

Reverse Stock Split

On December 17, 2019, the Company effected a 1 for 40 reverse stock split. All common shares and common stock equivalents are presented retroactively to reflect the reverse split.

Earnings (Loss) Per Share

The Company utilizes FASB ASC 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing earnings (loss) attributable to common stockholders by the weighted-average number of common stock outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common stock equivalents available upon exercise of stock options and warrants using the treasury stock method. Dilutive common stock equivalents include the dilutive effect of in-the-money share equivalents, which are calculated based on the average share price for each period using the treasury stock method, excluding any common stock equivalents if their effect would be anti-dilutive. In periods in which a net loss has been incurred, all potentially dilutive common stock is considered anti-dilutive and thus is excluded from the calculation.

The number of shares used for the weighted average number of common stock outstanding for the earnings per share for the three and nine months ended May 31, 2020 was increased by 24,634,560 shares effective as of January 1, 2020. This increase reflects the inclusion of common stock issuable upon full exercise of options to purchase a similar number of preferred shares and full conversion of those shares of preferred stock to shares of common stock. The preferred share option was deemed to be exercisable into preferred shares on the effective date of the Asset Sale as described in Note 3. The one to one ratio of conversion of shares of preferred stock to shares of common stock was set on March 25, 2020 as described in Note 6.

Securities used in, or that are excluded from the calculation of weighted average dilutive common stock, because their inclusion would have been antidilutive are:

	For the Three Months Ended May 31, 2020	For the Three Months Ended May 31, 2019
Options	43,406	48,792
Senior Convertible Notes (Note 5)	-	308,312
Warrants	1,896,209	107,410
Total potentially dilutive shares	1,939,615	464,514

Stock-Based Compensation

At May 31, 2020, the Company has one stock-based compensation plan under which the Company may issue awards. The Company accounts for this plan under the recognition and measurement principles of ASC 718, Compensation- Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the condensed consolidated statements of operations on their fair values.

The grant date fair value is determined using the Black-Scholes-Merton pricing model. For all employee stock options, the Company recognizes expense over the requisite service period on an accelerated basis over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company’s option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility and expected term. The expected volatility is based on the historical volatility of the Company. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

The Company elected to account for forfeitures as they occur. As such, compensation cost previously recognized for an award that is forfeited because of the failure to satisfy a service condition is revised in the period of forfeiture.

Treasury Stock

Treasury stock represents shares of common stock provided to the Company in satisfaction of the related party advance, described in Note 13. Shares of common stock provided are recorded at cost as treasury stock. The Company retired all of its treasury stock outstanding as of August 31, 2019 in fiscal 2020. Any treasury stock retired is recorded to additional paid-in capital, limited to the amount previously credited to additional paid-in capital, if any. Any excess is charged to accumulated deficit.

Reclassifications

Certain reclassifications have been made to prior year’s data to confirm to the current year’s presentation. Such reclassifications had no impact on the Company’s financial condition, operating results, cash flows or stockholders’ equity.

Recent Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” The standard provides enhancements to the quality and consistency of how revenue is reported by companies, while also improving comparability in the financial statements of companies reporting using International Financial Reporting Standards or U.S. GAAP. The new standard also will require enhanced revenue disclosures, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. This accounting standard becomes effective for the Company for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods (including interim periods) beginning after December 15, 2016. This new standard permits the use of either the retrospective or cumulative effect transition method. The Company is continuing to evaluate the impact and believes that the adoption of Topic 606 will have a minimal impact.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations. The purpose of this standard is to clarify the implementation of guidance on principal versus agent considerations related to ASU 2014-09. The standard has the same effective date as ASU 2014-09 described above.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which provides clarity related to ASU 2014-09 regarding identifying performance obligations and licensing implementation. The standard has the same effective date as ASU 2014-09 described above.

In May 2016, the FASB issued ASU 2016-12: Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which provides narrow scope improvements and practical expedients related to ASU 2014-09. The purpose of this standard is to clarify certain narrow aspects of ASU 2014-09, such as assessing the collectability criterion, presentation of sales taxes, and other similar taxes collected from customers, noncash consideration, contract modifications at transition, completed contracts at transition, and technical correction. The standard has the same effective date as ASU 2014-09 described above.

In December 2016, the FASB issued ASU 2016-20: Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The amendments in this standard affect narrow aspects of guidance issued in ASU 2014-09. The standard has the same effective date as ASU 2014-09 described above. Topic 606 is effective for the company beginning with the fiscal year ending August 31, 2020.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. For all entities, amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is currently evaluating the potential impact this guidance will have on the condensed consolidated financial statements, if any.

In February 2016, the FASB issued new accounting guidance on leases ASU 2016-02, Leases. The new standard requires that a lessee recognize assets and liabilities on the balance sheet for leases with terms longer than 12 months. The recognition, measurement and presentation of lease expenses and cash flows by a lessee will depend on its classification as a finance or operating lease. The guidance also includes new disclosure requirements providing information on the amounts recorded in the financial statements. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. For entities that early adopted Topic 842, the amendments are effective upon issuance of ASU 2018-10, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. In April 2020, the FASB voted to defer the effective date for private companies for one year. The updated effective date will be for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company is evaluating the effect of adopting this new accounting guidance and is currently finalizing its analysis of the financial impact of the adoption. The Company expects to adopt the guidance using the modified retrospective method.

Note 3 – Discontinued Operations

On January 3, 2020, the Company executed an asset purchase agreement assigning client contracts comprising approximately 88% of its quarterly revenue through the date of the transaction, including 100% of its existing professional employer organization (“PEO”) business effective as of December 31, 2019, and the transfer of $1.5 million of working capital assets, including cash balances and certain operating assets associated with the assigned client contracts included in the agreement (the “Asset Sale”). Gross proceeds from the Asset Sale were $19.2 million, of which $9.7 million was received at closing and $9.5 million will be paid out in equal monthly payments over the next four years (the “Note Receivable”), subject to adjustments for working capital and customer retention over the twelve month period following the Asset Sale.

The following is a reconciliation of the gross proceeds to the net proceeds from the Asset Sale as presented in the statement of cash flows for the period ending May 31, 2020.

Gross proceeds	$19,166,000
Cash received at closing – asset sale	(9,500,000)
Cash received at closing – working capital	(166,000)
Discount recorded	(1,818,000)
Less: Transaction reconciliation – working capital adjustment	(1,283,000)
Adjusted Note Receivable	6,399,000
Short-term note receivable	1,291,000
Long-term note receivable	$5,108,000

The Asset Sale generated a gain of $15.7 million for the nine months ended May 31, 2020. The Company expects a minimal tax impact from the Asset Sale as it intends to utilize its net operating losses accumulated since inception to offset the gain resulting from discontinued operations tax provision with a corresponding offset to the valuation allowance.

The Asset Sale met the criteria of discontinued operations set forth in ASC 205 and as such the Company has reclassified its discontinued operations for all periods presented and has excluded the results of its discontinued operations from continuing operations for all periods presented. The Company recorded the Note Receivable net of a discount using its estimated cost of capital at a discount rate of (10%).

The Asset Sale calls for adjustments to the Note Receivable either for: (i) working capital adjustments or (ii) in the event that the gross profit of the business transferred is less than the required amount. Through May 31, 2020, the Company has identified $1,283,000 of working capital adjustments, including $88,000 related to lower net assets transferred at closing, $201,000 of liabilities paid on behalf of the Company, and $994,000 of cash remitted to the Company’s bank accounts, net. Under the terms of the Asset Sale, a reconciliation of the working capital was to have been completed by April 15, 2020. Due to operational difficulties and quarantined staff caused by the outbreak of COVID-19, the reconciliation remains unresolved. The working capital adjustment recorded as of May 31, 2020 represents the Company’s estimate of the reconciliation. There is no assurance that the working capital change identified as of May 31, 2020 represents the final working capital adjustment.

The carrying amounts of the classes of assets and liabilities from the Asset Sale included in discontinued operations were as follows:

	May 31, 2020	August 31, 2019
	Unaudited	Unaudited
Cash	$-	$-
Accounts receivable and unbilled account receivable	-	8,526,000
Prepaid expenses and other current assets	-	171,000
Deposits – workers’ compensation	2,386,000	1,722,000
Total current assets	2,386,000	10,419,000
Fixed assets, net	-	40,000
Deposits – workers’ compensation	1,749,000	5,527,000
Total assets	$4,135,000	$15,986,000

Accounts payable and other current liabilities	$-	$457,000
Payroll related liabilities	-	7,879,000
Accrued workers’ compensation cost	2,386,000	1,722,000
Total current liabilities	2,386,000	10,058,000
Accrued workers’ compensation cost	5,533,000	3,853,000
Total liabilities	7,919,000	13,911,000

Net assets/(liability)	$(3,784,000)	$2,075,000

Reported results for the discontinued operations by period were as follows:

	For the Three Months Ended		For the Nine Months Ended
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Revenues (gross billings of $0 and $82.3 million less worksite employee payroll cost of $0 million and $69.7 million, respectively for the three months ended; gross billings of $120.0 million and $221.7 million less worksite employee payroll cost of $103.3 million and $187.3 million, respectively for Nine Months ended)	$-	$12,666,000	$17,138,000	$34,354,000
Cost of revenue	1,490,000	10,125,000	17,025,000	25,567,000
Gross profit (loss)	(1,490,000)	2,541,000	113,000	8,787,000

Operating expenses:
Salaries, wages and payroll taxes	-	662,000	658,000	2,414,000
Commissions	-	701,000	748,000	1,777,000
Total operating expenses	-	1,363,000	1,406,000	4,191,000

(Loss) income from discontinued operations	$(1,490,000)	$1,178,000	$(1,293,000)	$4,596,000

Note 4: Going Concern

As of May 31, 2020, the Company had cash of $10.8 million and a working capital surplus of $3.4 million. During the nine months ended May 31, 2020, the Company used approximately $10.6 million of cash from its continuing operations and repaid $1.2 million of convertible notes, after receiving $9.5 million of cash from the Asset Sale described below, and closed an underwritten public offering and receiving $10.3 million, net of offering costs. The Company has incurred recurring losses resulting in an accumulated deficit of $111.2 million as of May 31, 2020. The recurring losses and cash used in operations raise substantial doubt as to its ability to continue as going concern within one year from issuance date of the financial statements.

Historically, the Company’s principal source of financing has come through the sale of its common stock and issuance of convertible notes. The Company successfully completed an IPO on The Nasdaq Stock Market LLC (“Nasdaq”) on June 29, 2017, raising a total of $12 million ($10.9 million net of costs). In June 2018, the Company completed a private placement of 8% senior secured convertible notes to institutional investors raising $9 million of gross proceeds ($8.4 million net of costs). In March 2019, the Company completed a private placement of senior secured notes to institutional investors raising $3.75 million ($3.3 million net of costs). Between September 1, 2019 and May 22, 2020 all convertible notes outstanding as of August 31, 2019 were repaid or converted into equity. On May 26, 2020, the Company successfully completed an underwritten public offering raising a total of $12 million ($10.3 million net of costs) and closed an additional $1.35 million ($1.24 million net of costs) between June 1, 2020 and July 7, 2020 pursuant to the underwriter’s overallotment. The Company’s plans and expectations for the next 12 months include raising additional capital to help fund expansion of its operations, including the continued development and support of its IT and HR platform. The Company engaged an investment banking firm to assist the Company in (i) preparing information materials, (ii) advising the Company concerning the structure, price and conditions and (iii) organizing the marketing efforts with potential investors in connection with a financing transaction.

In January 2020, the Company assigned approximately 88% of its customer contracts in exchange for $9.7 million in cash at closing and received an additional $1.0 million of cash, net of $0.9 million of cash transferred, and expects to receive an additional $7.5 million over the four years following the closing of the Asset Sale, subject to certain closing conditions. The Company transferred $1.6 million of working capital, including $0.9 million of cash. The business transferred represented approximately $6.0 million of the Company’s annualized gross profit.

The Company continues to experience significant growth in the number of WSEs, which would generate additional administrative fees that would offset the current level of operational cash burn. The Company retained the high growth business which accounted for over 100% of billings and revenue growth. The Company also retained the rights to monetize the existing pool of WSEs and has begun to roll out its delivery and scheduling applications to its customers.

The Company has and will be impacted by the COVID-19 pandemic. The current business focus is on providing payroll services for the restaurant and hospitality industries which have seen a significant reduction in payroll and consequently a reduction in payroll processing fees. Between March 1, 2020 and May 31, 2020, the number of our billed clients has been reduced by approximately 20% as a result of workforce reduction from our clients. To date, some of our clients have received Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) benefits to offset this reduction, but not at significant levels, and our business has been impacted since the COVID-19 lockdown starting in March 2020. If the lockdown continues, our clients delay hiring or rehiring employees, or if our clients shut down operations, our ability to generate operational cash flows may be significantly impaired.

The Company’s management believes, but cannot be certain, that the Company’s current cash position, along with its revenue growth and the financing from potential institutional investors will be sufficient to fund its operations for at least a year from the date these financials are available. If these sources do not provide the capital necessary to fund the Company’s operations during the next twelve months from the date of this Report, the Company may need to curtail certain aspects of its operations or expansion activities, consider the sale of additional assets, or consider other means of financing. The Company can give no assurance that it will be successful in implementing its business plan and obtaining financing on terms advantageous to the Company, or that any such additional financing will be available to the Company. These condensed consolidated financial statements do not include any adjustments for this uncertainty.

Note 5: Senior Convertible Notes Payable

The Company has issued four series of senior secured convertible notes payable (collectively, the “Senior Convertible Notes”). In general, each series is convertible into shares of common stock. At August 31, 2019, the Company had $6.8 million of the Senior Convertible Notes in default. During the nine months ended May 31, 2020, the Company entered into a series of note amendments, exchanges, and settlements resulting in the resolution of the default conditions and subsequent repayment or conversion of all Senior Convertible Notes. The Senior Convertible Notes Payable consist of the following:

	May 31	August 31,
	2020	2019
	(unaudited)
Senior Convertible Notes, Principal	$-	$6,808,000
Less: debt discount and deferred financing costs	-	(3,457,000)
Total outstanding convertible notes, net	$-	$3,351,000
Less: current portion of convertible notes payable	-	(3,351,000)
Long-term convertible notes payable	$-	$-

As of August 31, 2019, the Company had been declared in default of its Senior Convertible Notes for not honoring conversion notices in June 2019. Three of the Company’s five institutional investors had filed litigation and the Senior Convertible Notes were considered to be in default as of August 31, 2019. See also Note 9 for additional information on the litigation related to the Senior Convertible Notes.

During the nine months ended May 31, 2020, the Company resolved all litigation related to its outstanding notes and all of the Senior Convertible Notes were repaid in cash or converted into common stock.  On August 31, 2019 the Company had gross principal of $6,808,000 representing:

•	June 2018 Senior Convertible Notes due September 6, 2019 with a principal balance of $1,466,000 (the “June 2018 Notes”). The June 2018 Notes were converted or repaid in cash in January 2020 as described in the activity below.

•	Senior Convertible Notes due December 31, 2019 with a principal balance of $867,000 (the “December 2018 Notes”). The December 2018 Notes were either exchanged for December 2019 Exchange Notes and subsequently converted into common shares, converted into common shares in January 2020 or repaid in cash in January 2020 as described in the activity below.

•	Senior Convertible Notes due September 12, 2020 with a principal balance of $4,475,000 (the “March 2019 Notes”). The March 2019 Notes were either exchanged for December 2019 Exchange Notes (as defined below), converted or repaid in cash in January 2020 or exchanged for amended notes in March 2020 which were converted in the quarter ended May 31, 2020.

On December 6, 2019, the Company entered into an exchange agreement with the holder of $2,445,000 of its March 2019 Notes and $222,000 of its December 2018 Notes for new senior convertible notes (the “December 2019 Exchange Notes”). The December 2019 Exchange Notes and the related warrant and note conversion agreement revised the conversion price of the holder’s December 2018 Notes and March 2019 Notes to $40.00 per share, extended the term of the notes to March 1, 2022, provided for a revised quarterly amortization schedule beginning April 1, 2020 of 12.5% of the principal balance as of January 31, 2020 payable in cash, and removed certain anti-dilution terms warrants issued in March 2019 (the “March 2019 Warrants”). The Company agreed to issue an additional $200,000 of consideration to the holder, payable in common stock, as consideration for this exchange and agreed to increase the principal outstanding on the notes exchanged by 10% from $222,000 for the December 2018 Notes to $244,000, and from $2,445,000 for the March 2019 Notes to $2,690,000, for a combined revised principal balance of $2,934,000. On December 11, 2019, the Company issued 21,750 shares of common stock to the holder in satisfaction of the additional $200,000 of consideration. The Company provided for up to 10% of the revised combined principal of $2,934,000 to be converted at a reduced price of $12.20 per share until January 31, 2020. In January 2020, the investor converted $293,000 into 24,049 shares of common stock. The Company evaluated the exchange under ASC 470 and determined that the exchange should be treated as a debt modification. The Company recorded an additional note discount of $467,000 representing the combined additional shares issued, valued at $200,000 and the additional $267,000 in notes issued in the exchange.

December 2019 Exchange

The terms of the December 2019 Exchange Notes are summarized as follows:

•	Term: April 1, 2022;

•	Coupon: 0%;

•	Default interest rate: 18%;

•	10% of the revised note balance may be converted at $12.20 per share until January 31, 2020

•	Remainder Convertible at the option of the holder at any time at a price of $40 per share but subject to down round price protection;

•	Amortization payment of 12.5% of January 31, 2020 principal balance payable in cash;

•	Alternate conversion percentage is 75% if the alternate conversion is an alternate conversion event of default as a result of bankruptcy or default related to missed amortization payment, subject to a floor conversion price of $1.84 per share, 80% for all alternate event of default conversion, or 85% if such alternate conversion is an alternate optional conversion;

•	Redemption at the option of the Company at 15% premium at any time.

In January 2020, one investor received a legal judgement for $500,000 plus default interest of $52,000. The judgement was paid in cash in January 2020, which included the repayment of $310,000 principal of the March 2019 Notes. Upon payment of the legal judgement, the litigation was resolved with this investor.

In January 2020, the Company settled all legal claims with two investors by entering into settlement agreements and by payment of $2,047,000 in cash and the issuance of 103,593 shares of common stock. The settlements resulted in the elimination of combined default penalties, default interest, and $2,194,000 of principal of the June 2018 Notes, the December 2018 Notes, and the March 2019 Notes.

In January 2020, the Company reduced the conversion price of the remaining June 2018 Notes and the December 2018 Notes payable to $12.20, and $500,000 of the June 2018 Notes and the December 2018 Notes were converted into 41,004 shares of common stock. An additional 4,207 shares of common stock were issued in settlement of default interest of $51,000.

In January 2020, one investor converted $130,000 of the March 2019 Note principal and $28,000 of accrued default interest at $12.20 per share into 12,915 shares of common stock, and one investor converted $293,000 of the December 2019 Exchange Notes into 24,049 shares at a conversion price of $12.20 per share.

As a result of these settlements and conversions, the Company recorded $567,000 of additional expense for debt conversion inducement representing the value of the shares issued at market and the $12.20 per share conversion price on the date of issuance.

The Company had previously recorded $1,800,000 of accrued interest and penalties as of August 31, 2019. As a result of the settlements and resolution of litigation, the Company recorded a gain of $760,000 for the quarter ended February 29, 2020 and the nine months ended May 31, 2020.

March 2020 Warrant and Note Exchanges and Note Conversions

Between March 1, 2020 and March 22, 2020, the conversion terms of the December 2019 Exchange Notes and March 2019 Notes were modified at the mutual agreement of the investors and the Company to temporarily change the conversion price to a fixed conversion price of $9.20 per share. Three investors converted $1,047,000 of the Company’s Convertible Notes and $25,000 of accrued default interest into 135,508 shares of common stock at a conversion price of $9.20 per share. The Company recorded an additional loss on note conversion of $413,000 representing the pro rata portion of the unamortized note discount and deferred financing fees.

On March 23, 2020, the Company entered into the following Amendment and Exchange Agreements (the “Amendment and Exchange Agreements”) with certain institutional investors, pursuant to which the Company amended and restated certain existing March 2019 Notes including the capitalization of $59,000 of accrued default interest (the “Amended and Restated Notes”) and issued (i) convertible notes in an aggregate principal amount of $167,000 convertible into shares of common stock at a conversion price of $9.20 per share of common stock (the “Exchange Notes”), (ii) warrants to purchase an aggregate of 162,950 shares of common stock at an exercise price of $10.17 per share of common stock (the “Exchange Warrants”) and (iii) an aggregate of 82,654 shares of common stock:

•	On March 23, 2020, the Company entered into an Amendment and Exchange Agreement with Alpha Capital Anstalt (“Alpha”) pursuant to which the Company (a) issued to Alpha an Amended and Restated Note in an aggregate principal amount of $723,000, including capitalization of $51,000 of accrued default interest, and (b) in exchange for outstanding warrants to purchase shares of common stock held by Alpha, issued to Alpha (i) 66,123 shares of common stock, (ii) a March 2020 Exchange Warrant to purchase 130,360 shares of common stock and (iii) a March 2020 Exchange Note in an aggregate principal amount of $145,000.

•	On March 23, 2020, the Company entered into an Amendment and Exchange Agreement with Osher Capital Partners LLC (“Osher”) pursuant to which the Company (a) issued to Osher an Amended and Restated Note in an aggregate principal amount of $108,000, including the capitalization of $8,000 of accrued default interest and (b) in exchange for outstanding warrants to purchase shares of common stock held by Osher, issued to Osher (i) 16,531 shares of common stock, (ii) a March 2020 Exchange Warrant to purchase 32,590 shares of common stock and (iii) a March 2020 Exchange Note in an aggregate principal amount of $22,000.

On March 24, 2020, the Company entered into an Exchange Agreement (the “Exchange Agreement” and, together with the Amendment and Exchange Agreements, the “March 2020 Agreements”) with CVI Investments, Inc. (“CVI”) pursuant to which CVI exchanged its outstanding senior convertible note due 2022 for (i) a warrant to purchase 260,719 shares of common stock (the “CVI Exchange Warrant” and, together with the Exchange Warrants the “March 2020 Exchange Warrants”) and (b) a senior convertible note in an aggregate principal amount of $1,829,000 convertible into shares of common stock at a conversion price of $9.20 per share (the “CVI Exchange Note”, and together with the Exchange Notes, the “March 2020 Exchange Notes”).

The Company evaluated the March 2020 Agreements as an exchange under ASC 470 and determined that the exchanges should be treated as debt extinguishments and reissuances. The Company accelerated the remaining unamortized discount and deferred financing fees as of the date of the exchange and recorded the fair value of the shares issued in exchange for the warrants cancelled as a loss on exchange of $1,592,000. The Company valued the revised conversion features of the Amended and Restated Notes, the March 2020 Exchange Notes and the March 2020 Exchange Warrants using the binomial method and recorded a discount of $2,825,000 on the exchange dates. The Company used the following assumptions to value the conversion features and March 2020 Exchange Warrants:

	March 2020 Conversion Feature	March 2020 Exchange Warrants
	(unaudited)	(unaudited)
Risk free rate	0.08-0.17%	0.038%
Market price per share	$6.63-6.68	$6.63- 6.68
Life of instrument in years	0.47-1.15	5.5
Volatility	117-139%	117%
Dividend yield	0%	0%

Between March 24, 2020 and May 18, 2020 CVI converted $1,829,000 of its senior convertible notes into 198,756 shares of common stock, Alpha converted $868,000 of its senior convertible notes into 94,298 shares of common stock and Osher converted $130,000 of its senior convertible notes into 14,023 shares of common stock. These conversions resulted in full acceleration of all unamortized debt discount to expense of $2,419,000, recorded as other expense in the statement of operations as loss on conversion.

Certain conversions during the quarter ended May 31, 2020 resulted in shares issued below the closing market price on the date of conversion. The Company recorded $57,000 of additional loss on conversion to the statement of operations for the three months ended May 31, 2020 representing the difference in fair value between the closing share price and the conversion price on the date of issuance.

The following table rolls forward the Senior Convertible Notes balances and related deferred financing costs and note discount balances from August 31, 2019 to May 31, 2020:

	Gross Principal	Deferred Financing Costs	Note Discount	Net
Balance at August 31, 2019	$6,808,000	$(344,000)	$(3,113,000)	$3,351,000
Repayments in cash	(1,240,000)	-	-	(1,240,000)
Conversions to common stock	(6,060,000)	89,000	3,402,000	(2,569,000)
Notes issued – December 2019 exchange	267,000	-	-	267,000
Additional note discount issued – December 2019 exchange	-	-	(467,000)	(467,000)
Acceleration of discount and deferred financing cost - extinguishment	-	88,000	960,000	1,048,000
Additional notes issued – March 2020 exchange	166,000	-	-	166,000
Interest capitalized – March 2020 exchange	59,000	-	-	59,000
Additional note discount issued – March 2020 exchange	-	-	(2,825,000)	(2,825,000)
Amortization of interest expense	-	167,000	2,043,000	2,210,000
Balance at May 31, 2020	$-	$-	$-	$-

During the three and nine months ended May 31, 2020, the Company amortized $555,000 and $2,210,000, respectively, and for the three and nine months ended May 31, 2019, the Company amortized $722,000 and $1,433,000, respectively, to interest expense from the combined amortization of deferred financing costs and note discounts recorded at issuance for the June 2018 Notes, the March 2019 Notes, March 2019 Exchange Notes, and the December 2019 Exchange Notes (as defined above).

Note 6: Stockholders’ Equity

Preferred Stock

As previously disclosed by the Company, in September 2016, the founding shareholders of the Company were granted options to acquire preferred stock of the Company (the “Preferred Options”). The number of Preferred Options granted were based upon the number of shares held at that time.  These Preferred Options are nontransferable and forfeited upon the sale of the related founding shares of common stock.  Upon the occurrence of certain specified events, such founding shareholders could exercise each Preferred Option to purchase one share of preferred stock of the Company at an exercise price of $0.0001 per share. The preferred stock underlying the Preferred Options does not include any rights to dividends or preference upon liquidation of the Company and is convertible into shares of common stock on a one-for-one basis pursuant to the Restated Articles of Incorporation. The Preferred Options became exercisable to purchase shares of preferred stock upon the Asset Sale in January 2020. On March 25, 2020 the Company recorded an expense related to preferred options in other expense of $62.1 million representing the Black-Scholes value of 24,634,560 options exercisable and exchangeable into an equal number of shares of common stock.

The Company initially evaluated the preferred options using the Level 1 market price on the March 25, 2020 date and concluded that the market price on that date represented an illiquid market price and therefore not a reliable valuation metric. The Company then evaluated the preferred options on the March 25, 2020 date and valued the preferred options using Level 2 inputs of an estimated market price based on the cash per share received from the May 2020 Public Offering, as adjusted for the fair value of the warrants issued in conjunction with the May 2020 offering. The resulting allocated common share price was then discounted for a lack of marketability due to the lock-up provisions of the shares issuable to arrive at a preferred option fair value of $2.52 per option. The Company used the following assumptions to value the expense related to the preferred options:

Option life of 3.77 years, Risk free rate of 0.47%, volatility of 134%, exercise price of $0.0001 per share and a fair value of $3.62 per common share.

On June 4, 2020, Scott Absher, the Company’s Chief Executive Officer, exercised 12,500,000 Preferred Options for 12,500,000 shares of preferred stock. Immediately thereafter, Mr. Absher converted all 12,500,000 shares of preferred stock into 12,500,000 shares of common stock. These shares of common stock are subject to a two-year lockup from the date of the conversion. As of the date of this filing, 12,134,560 Preferred Options remain outstanding and exercisable. The right to exercise the options terminates on December 31, 2023. As stated above, the amount of the Preferred Options, and the number of shares of preferred stock issuable upon exercise of such options, is based upon the number of shares of common stock held by such founding shareholders at the time such options were issued. Accordingly, in order to confirm the original intent of the granting of up to 50,000,000 of such options to two of our founding shareholders, Mr. Absher and Stephen Holmes, at some point in the future the Company intends to adopt a second grant of options, exercisable upon the occurrence of certain specified events, granting an additional 12,500,000 options to each of Messrs. Absher and Holmes whereby each option permits the holder to acquire one share of preferred stock of the Company for $0.0001 per share.  Each share of preferred stock will be convertible into common stock on a one-for-one basis.

The May 2020 Public Offering

On May 20, 2020, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”), in connection with a public offering (the “May 2020 Offering”) of an aggregate of (i) 1,898,850 shares of our common stock, (ii) pre-funded warrants to purchase 323,310 shares of common stock (the “Pre-Funded Warrants”) and (iii) warrants to purchase 1,277,580 shares of common stock (the “May 2020 Common Warrants”), which included the partial exercise of A.G.P.’s over-allotment option to purchase 166,500 additional Common Warrants.

Each share of common stock and Pre-Funded Warrant sold in the May 2020 Offering was sold together with a Common Warrant as a fixed combination, with each share of common stock and Pre-Funded Warrant sold being accompanied by a Common Warrant to purchase 0.5 shares of common stock. The shares of common stock and accompanying Common Warrants were sold at a price to the public of $5.40, less underwriting discounts and commissions and the Pre-Funded Warrants and accompanying Common Warrants were sold at a price to the public of $5.399, less underwriting discounts and commissions. The Common Warrants were immediately exercisable and will expire on May 26, 2025 and have an exercise price of $5.40 per share, subject to anti-dilution and other adjustments for certain stock splits, stock dividends, or recapitalizations.

The May 2020 Offering closed on May 26, 2020 for gross proceeds of approximately $12.0 million, prior to deducting $1.7 million of costs consisting of underwriting discounts and commissions and offering expenses payable by the Company, which includes a partial exercise of the underwriter’s over-allotment option to purchase additional Common Warrants. All Pre-Funded Warrants issued or issuable were exercised on the closing date of May 26, 2020. Pursuant to the Underwriting Agreement, the Company, upon closing of the Offering, issued to A.G.P. warrants to purchase up to 111,108 shares of common stock (the “Underwriter Warrants”), which is 5.0% of the aggregate number of shares of common stock and shares of common stock issuable upon exercise of the Pre-Funded Warrants sold in the May 2020 Offering. The Underwriter Warrants are exercisable at any time and from time to time, in whole or in part, commencing from six months after the closing date and ending five years from the closing date, at a price per share equal to $5.94, which is 110% of the public offering price per share.

On June 11, 2020 the Company closed an over-allotment option from the May 2020 Offering for additional gross proceeds of approximately $0.9 million, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company, representing the partial exercise of A.G.P.’s over-allotment option to purchase 166,500 shares of common stock at $5.40 per share.

On July 7, 2020, the Company closed an over-allotment option from the May 2020 Offering for additional gross proceeds of approximately $0.45 million, prior to deducting underwriting discounts and commissions and offering expenses payable by us, representing the partial exercise of A.G.P.’s over-allotment option to purchase 83,840 shares of common stock at $5.40 per share.

Common Stock and Warrants

On December 17, 2019, the Company effected a 1 for 40 reverse stock split. All common stock and common stock equivalents are presented retroactively to reflect the reverse split.

During the nine months ended May 31, 2020, the Company issued the following:

•	2,222,160 shares of common stock were issued pursuant to the May 2020 Offering at $5.40 per share as described above.

•	628,353 shares of common stock were issued for the conversion of $6,060,000 of June 2018 Notes, December 2018 Notes, March 2019 Notes, and December 2019 Exchange Notes payable and $178,000 of related default interest payable.

•	82,653 shares of common stock valued at $552,000 were issued to two senior convertible note holders as an inducement to eliminate the March 2019 Warrants and as partial consideration to amend the senior notes to a fixed conversion price.

•	21,750 shares of common stock valued at $200,000 was issued as an inducement to exchange $2.7 million of March 2019 Notes for $2.9 million of December 2019 Exchange Notes.

•	6,275 shares of common stock were issued for a warrant exercise for cash proceeds of $33,000.

•	856 shares of common stock were issued to two directors for services valued at $75,000.

	Number of shares	Weighted average remaining life (years)	Weighted average exercise price
Warrants outstanding, August 31, 2019	107,409	4.3	$83.21
Issued	1,840,773	5.1	7.03
(Cancelled)	(45,698)	4.3	78.13
(Exercised)	(6,275)	3.6	5.29
Warrants outstanding, May 31, 2020	1,896,209	5.0	$8.42
Warrants exercisable, May 31, 2020	1,472,540	4.9	$7.91

The warrant reconciliation table above excludes 323,310 “pre-funded” warrants that were originally subscribed to be issued in conjunction with the underwritten offering closing on May 26, 2020. The “pre-funded” warrants were to be sold at $5.399 per share and exercisable at $0.001 per share but were all exercised and fully paid prior to the May 26, 2020 closing. The 323,310 shares are included in the 2,222,160 common share count reported above for the underwritten public offering.

The following tables summarize our warrants outstanding as of May 31, 2020:

	Warrants Outstanding	Weighted average Life of Outstanding Warrants in years	Exercise price
May 2020 Offering Common Warrants	1,277,580	5.0	$5.40
May 2020 Offering Underwriter Warrants	111,108	5.0	5.40
March 2020 Exchange Warrants (1)	423,669	5.3	10.17
Amended March 2019 Warrants (2)	66,288	4.0	40.00
March 2019 Services Warrants	3,366	4.0	70.00
June 2018 Warrants	6,276	3.8	40.00
June 2018 Services Warrants	5,422	3.8	99.60
2017 PIPE Warrants	2,500	2.3	276.00
	1,896,209	5.0	$7.91

(1)	Warrants were issued in conjunction with the March 2020 Agreements as described in Note 5 above. Warrants are not exercisable until September 23, 2020.

(2)	Warrants include 13,015 March 2019 Warrants that were amended in December 2019 to modify the exercise price to a fixed exercise price of $40.00 per share from $70 per share and an additional 53,273 warrants issued during the December 2019 Note exchange.

All warrants outstanding and exercise prices have been adjusted to reflect the 1:40 reverse split.

Note 7: Stock Based Compensation

The Company granted no options during the nine months ended May 31, 2020. The Company recognized approximately $75,000 and $745,000 of compensation expense for the three and nine months ended May 31, 2020, respectively. During the nine months ended May 31, 2020, the Company fully vested all options granted to personnel who were terminated as a result of the Asset Sale which resulted in the acceleration of 9,737 options and $483,000 of stock-based compensation recorded in stock-based compensation – general and administrative.

At May 31, 2020, the total unrecognized deferred share-based compensation expected to be recognized over the remaining weighted average vesting periods of 0.9 years for outstanding grants was $0.6 million.

A summary of option activity was as follows:

	Options Outstanding and Exercisable
		Weighted
		Average	Weighted
	Number	Remaining	Average
	of	Contractual	Exercise
	Options	Life	Price
		(In years)
Balance, August 31, 2019	50,749	9.0	$95.20
Granted	–	–	–
Exercised	–	–	–
Forfeited	(7,343)	8.5	69.85
Balance at May 31, 2020	43,406	8.4	$99.55

Options outstanding as of May 31, 2020 had aggregate intrinsic value of $0.

Option vesting activity was as follows:

		Weighted	Weighted
	Number	Remaining	Average
	of	Contractual	Exercise
Options Vested	Options	Life	Price
		(In years)
Balance, August 31, 2019	10,291	8.0	$152.80
Vested	17,310	8.4	91.85
Exercised	–	–	–
Forfeited	(1,305)	5.2	140.09
Balance at May 31, 2020	26,296	7.9	$118.41

The following table summarizes information about stock options outstanding and vested at May 31, 2020:

	Options Outstanding and Exercisable			Options Vested
		Weighted
		Average	Weighted		Weighted	Weighted
	Number	Remaining	Average	Number	Remaining	Average
	of	Contractual	Exercise	of	Contractual	Exercise
Exercise Prices	Options	Life	Price	Options	Life	Price
		(In years)			(In years)
$18.80-$40.00	5,375	9.0	$24.35	758	9.0	$29.38
$40.01–$80.00	13,729	8.8	51.21	7,473	8.8	51.22
$80.01–$120.00	10,553	8.0	102.93	6,881	8.0	102.56
$120.01–$160.00	12,625	7.3	155.28	10,060	7.2	155.26
$160.01-$391.60	1,124	7.1	391.60	1,124	7.1	391.60
	43,406	8.2	$99.55	26,296	7.9	$118.41

The number of options and exercise prices have been presented retroactively for the 1 for 40 December 17, 2019 reverse split.

Note 8: Related Parties

J. Stephen Holmes, our Sales Manager, is an advisor to and significant shareholder of the Company. The Company incurred $180,000 and $540,000 in professional fees for management consulting services in the three and nine months ended May 31, 2019 and $180,000 and $540,000 in the three and nine months ended May 31, 2020, respectively.

On December 23, 2019, the Company issued 428 shares to each of Messrs. Higgins and White, both directors of the Company, in settlement of shares promised in December 2018 but not issued. The fair value on the date issued for the combined issuance of 856 shares was $75,000.

Note 9: Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

During the ordinary course of business, the Company is subject to various claims and litigation. Management believes that the outcome of such claims or litigation will not have a material adverse effect on the Company’s financial position, results of operations or cash flow.

Convertible Note Related Litigation

During 2019, three of the Company’s note holders filed legal complaints. During the nine months ended May 31, 2020 all Convertible Note related litigation was resolved as follows:

Alpha Capital v. ShiftPixy, Inc.

On July 3, 2019, the Company was served with a complaint filing by Alpha Capital Anstalt (“ACA”) in the United States District Court, Southern District of New York alleging breach of contract in refusing to honor the conversion of certain convertible notes, specifically one for $310,000 submitted on June 20, 2019. ACA sought an injunction requiring the Company to issue 25,000 shares of common stock, damages for the claimed breaches, and attorneys’ fees. In August 2019, the court denied the motion for a preliminary injunction but granted accelerated discovery which was completed in September 2019. As of November 30, 2019, the Company had convertible notes outstanding with ACA for approximately $1.7 million consisting of $0.3 million of the June 2018 Notes, $0.2 million of the December 2018 Notes and $1.2 million of the March 2019 Notes. In January 2020, Alpha was awarded a judgement for $500,000 consisting of the $310,000 of notes and $190,000 of damages and accrued interest of $51,000. On January 16, 2020 Alpha Capital converted all remaining June 2018 Note and December 2018 Note balances at $12.20 per share. On January 20, 2020, the Company paid the damages award including interest in cash and resolved the litigation.

Dominion Capital LLC v. ShiftPixy, Inc.

On July 18, 2019, the Company was served with a complaint filing by Dominion Capital LLC (“Dominion”) in the United States District Court, Southern District of New York alleging breach of contract in refusing to honor the conversion of certain convertible notes. Dominion sought injunctive relief, injunction to prohibit buyback, breach of contract on the June 2018 Notes, the December 2018 Notes, and the March 2019 Notes, and declaratory judgment. In August 2019, the court denied the motion for a preliminary injunction but granted accelerated discovery which was completed in September 2019. On January 22, 2020, the Company settled all claims and repaid all remaining notes and cancelled all related warrants by issuing 83,593 shares of common stock on the date of issuance and paid cash of $1,322,000.

MEF I, LP v. ShiftPixy, Inc.

On August 27, 2019, MEF I, LP (“MEF”) filed a complaint in the United States District Court, Southern District of New York. MEF sought monetary relief of $2.1 million and to appoint themselves as receiver of the Company. As of August 31, 2019, the Company had convertible notes outstanding to MEF at approximately $0.7 million face value consisting of approximately $0.5 million and $0.2 million for the June 2018 Notes and the December 2018 Notes, respectively. In November 2019, the Company filed a motion in response to the receiver request. On January 17, 2020, the Company and MEF I settled all claims, pursuant to which the Company repaid all note principal remaining, accrued damages, and accrued interest and cancelled the June 2018 Warrants with the issuance of 20,000 shares of common stock and payment of $725,000 in cash.

See also Note 5 above.

Kadima Ventures

The Company is in a dispute with its former software developer, Kadima Ventures (“Kadima”), over incomplete but paid for software development work. In May 2016, the Company entered into a contract with Kadima for the development and deployment of user features that were proposed by Kadima for an original build cost of $2.2 million to complete. This proposal was later revised upward to approximately $7.2 million to add certain features to the original proposal. As of the date of this Report, the Company has paid approximately $11 million to Kadima, but has never been provided access to the majority of the promised software. Kadima refused to continue development work, denied access to developed software, and refuses to surrender to the Company any software that it has developed unless the Company pays an additional $12.0 million above the $11.0 million already paid. In addition to the non-delivery of the paid for user features, Kadima asserts that it is owed additional funds to turn over the work completed. In April 2019, Kadima filed a complaint against the Company in the Superior Court of the State of Arizona, Maricopa County, alleging claims for breach of contract, promissory estoppel and unjust enrichment, and seeking damages in excess of $11.0 million. The Company vigorously disputes and denies each of Kadima’s claims, including that it owes any sums to Kadima, and further believes that it is entitled, at a minimum, to a refund of a substantial portion of the sums that it has already paid, along with the release of the software modules currently being withheld. In June, 2020 the Company engaged in mediation discussions with Kadima in an attempt to resolve the matter, which was unsuccessful. On July 14, 2020 the Company filed an answer to Kadima’s complaint, which denied Kadima’s claims and asserted counter-claims for breach of contract and fraud.

Splond Litigation

On April 8, 2019, claimant, Corey Splond, filed a class action lawsuit, on behalf of himself and other similarly situated individuals, in the Eighth Judicial District Court for the State of Nevada, Clark County, naming the Company and its client as defendants, and alleging violations of certain wage and hour laws. This lawsuit is in the initial stages, and the Company denies any liability. Even if the plaintiff ultimately prevails, the potential damages recoverable will depend substantially upon whether the Court determines in the future that this lawsuit may appropriately be maintained as a class action.  Further, in the event that the Court ultimately enters a judgment in favor of plaintiff, the Company believes that it would be contractually entitled to be indemnified by its client against at least a portion of any damage award.

Note 10: Subsequent Events

Litigation:

On June 29, 2020, the Company was served with a complaint filed by one of its former clients in the Superior Court of the State of California, Orange County, naming the Company, two of its officers, and one of its former subsidiaries as defendants. The Complaint asserts multiple causes of action, all of which stem from the former client’s claim that the Company is obligated to reimburse it for sums it paid in settlement of a separate lawsuit brought by one of its employees pursuant to the California Private Attorneys General Act of 2004. This underlying lawsuit alleged that our former client was responsible for multiple violations of the California Labor Code. The Company and the officers named as defendants deny the former client’s allegations, and the Company intends to defend the lawsuit vigorously.

On September 8, 2020, a former financial advisor to the Company filed a Complaint in the United States District Court for the Southern District of New York naming the Company and one of its officers as defendants. The Complaint asserts multiple causes of action, all of which stem from plaintiff’s claim that he is entitled to compensation from the Company, in the form of warrants to purchase ShiftPixy common stock, based upon a prior agreement to provide financial advisory services to the Company in connection with a prior transaction. The Company and the named officer deny the plaintiff’s allegations, and the Company intends to defend the lawsuit vigorously.

Employee Stock Option Plan Increase:

On July 1, 2020, the Board of Directors unanimously approved an increase in the number of shares of common stock issuable under our of the Company’s 2017 Stock Option/Stock Issuance Plan from 250,000 to 3,000,000, subject to approval by a majority of the Company’s shareholders no later than the next regularly scheduled annual shareholders meeting. Also on July 1, 2020, our Board approved the award, primarily to current employees, and subject to shareholder approval no later than the next regularly scheduled annual meeting, of grants of options to purchase 1,235,159 shares of the Company’s common stock at an exercise price of $5.40 per share, which was the closing price of our stock as reported by Nasdaq at the close of trading on the day of the Board’s action. Of the options awarded, 995,000 are designated as “incentive stock options”, and 280,159 are designated as “non-qualifying” or “non-statutory” options under the Internal Revenue Code. These options have a 10-year life, and will vest over a four year period, with 25% vesting on July 1, 2021, and the remainder vesting ratably on a quarterly basis over the following three years.

Additional COVID-19 Lockdown:

On July 13, 2020 the Governor of the State of California re-implemented additional COVID-19 related lockdown provisions in most of the counties in the state, including those located in Southern California where most of our clients reside.  These lockdown provisions will likely require that in-person dining be prohibited for at least one month.  We believe that the impact to our business will be primarily felt based upon the negative effect on those clients that rely more heavily upon in-person dining, but we have not had an opportunity to evaluate fully the probable impact of this lockdown development on our overall customer base as of the date of these condensed consolidated financial statements.

Management has evaluated subsequent events pursuant to the issuance of the interim unaudited consolidated financial statements and has determined that, other than listed above, no other reportable subsequent events exist through the date of these condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

ShiftPixy, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ShiftPixy, Inc. (the “Company”) as of August 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended August 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 4, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2017.

New York, NY

December 13, 2019, except as to Note 16 as to which the date is March 27, 2020 and Notes 3 and 13 as to which the date is May 19, 2020.

ShiftPixy Inc.

Consolidated Balance Sheets

	August 31, 2019	August 31, 2018
ASSETS
Current assets
Cash	$1,561,000	$1,650,000
Accounts receivable, net	86,000	36,000
Unbilled accounts receivable	1,402,000	547,000
Deposit – workers’ compensation	235,000	83,000
Prepaid expenses	349,000	445,000
Other current assets	244,000	259,000
Current assets of discontinued operations	10,154,000	7,427,000
Total current assets	14,031,000	10,447,000

Fixed assets, net	3,320,000	2,990,000
Deposits – workers’ compensation	754,000	110,000
Deposits and other assets	124,000	121,000
Non current assets of discontinued operations	5,567,000	2,134,000
Total assets	$23,796,000	$15,802,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and other accrued liabilities	$4,455,000	$3,185,000
Payroll related liabilities	2,559,000	976,000
Convertible notes, net	3,351,000	6,172,000
Accrued workers’ compensation costs	235,000	15,000
Default penalties accrual	1,800,000	3,500,000
Derivative liability	3,756,000	-
Current liabilities of discontinued operations	16,032,000	8,808,000
Total current liabilities	32,188,000	22,656,000
Non-current liabilities
Accrued workers’ compensation costs	525,000	45,000
Non-current liabilities of discontinued operations	3,853,000	856,000
Total liabilities	36,566,000	23,557,000
Commitments and contingencies
Stockholders’ deficit
Preferred stock, 50,000,000 authorized shares; $0.0001 par value	-	-
Common stock, 750,000,000 authorized shares; $0.0001 par value; 907,048 and 721,295 shares issued as of August 31, 2019 and August 31, 2018	-	-
Additional paid-in capital	32,505,000	18,468,000
Treasury stock, at cost- 13,953 shares and 0 shares as of August 31, 2019 and August 31, 2018	(325,000)	-
Accumulated deficit	(44,950,000)	(26,223,000)
Total stockholders’ deficit	(12,770,000)	(7,755,000)
Total liabilities and stockholders’ deficit	$23,796,000	$15,802,000

The accompanying notes are an integral part of these consolidated financial statements.

ShiftPixy Inc.

Consolidated Statements of Operations

	For the Years Ended
	August 31, 2019	August 31, 2018
Revenues (gross billings of $39.3 million and $12.1 million less worksite employee payroll cost of $33.9 million and $10.3 million, respectively for the year ended)	$5,423,000	$1,819,000
Cost of revenue	4,594,000	1,488,000
Gross profit	829,000	331,000

Operating expenses:
Salaries, wages, and payroll taxes	4,670,000	2.941,000
Commissions	200,000	93,000
Professional fees	3,918,000	2,078,000
Software development	1,209,000	3,828,000
General and administrative	6,502,000	4,189,000
Total operating expenses	16,499,000	13,129,000

Operating Loss	(15,670,000)	(12,798,000)

Other (expense) income:
Interest expense	(8,507,000)	(1,751,000)
Loss on debt extinguishment	(3,927,000)	-
Change in fair value derivative and warrant liability	2,569,000	-
Gain (Loss associated with note defaults, net	811,000	(3,500,000)
Total other (expense) income \	(9,054,000)	(5,251,000)
Loss from continuing operations	(24,724,000)	(18,049,000)
Total Income from discontinued operations, net of tax	5,997,000	1,226,000

Net income (loss)	$(18,727,000)	$(16,823,000)

Net Income (Loss) per share, Basic and diluted
Continuing operations	$(30.23)	$(25.06)
Discontinued operations	7.33	1.70
Net income (loss) per common share – Basic and diluted	$(22.90)	$(23.36)

Weighted average common shares outstanding – Basic and diluted	817,720	720,253

The accompanying notes are an integral part of these consolidated financial statements.

ShiftPixy Inc.

Consolidated Statements of Stockholders’ Deficit

	Common Stock Issued		Additional Paid-In	Treasury	Accumulated	Total Stockholders’
	Shares	Amount	Capital	stock	Deficit	Deficit
Balance, August 31, 2017	719,064	$-	$15,016,000	$-	$(9,400,000)	$5,616,000
Warrants exercised for cash	938	-	75,000	-	-	75,000
Warrants issued with convertible debt	-	-	859,000	-	-	859,000
Intrinsic value due to beneficial conversion feature	-	-	2,155,000	-	-	2,155,000
Stock-based compensation expense	-	-	200,000	-	-	200,000
Common stock issued for services rendered	1,293	-	163,000	-	-	163,000
Net Loss	-	-	-	-	(16,823,000)	(16,823,000)
Balance, August 31, 2018	721,295	$-	$18,468,000	$-	$(26,223,000)	$(7,755,000)
Warrants exercised for cash	6,688	-	660,000	-	-	660,000
Common stock issued for services rendered	4,985	-	263,000	-	-	263,000
Stock-based compensation expense	-	-	369,000	-	-	369,000
Reclass of derivative liability upon conversion of related convertible notes	-	-	12,000	-	-	12,000
Common shares issued upon conversion of convertible notes and interest	105,776	-	8,904,000	-	-	8,904,000
Shares issued to induce debt conversion	68,304	-	3,829,000	-	-	3,829,000
Treasury stock received for settlement of note receivable	-	-	-	(325,000)	-	(325,000)
Net Loss	-	-	-	-	(18,727,000)	(18,727,000)
Balance, August 31, 2019	907,048	$-	$32,505,000	$(325,000)	$(44,950,000)	$(12,770,000)

The accompanying notes are an integral part of these consolidated financial statements.

ShiftPixy Inc.

Consolidated Statements of Cash Flows

	For the Years Ended
OPERATING ACTIVITIES	August 31, 2019	August 31, 2018
Net loss	$(18,727,000)	$(16,823,000)
Income from discontinued operations	5,997,000	1,226,000
Net loss from continuing operations	(24,724,000)	(18,049,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	837,000	272,000
Inducement loss on Note Conversions	3,829,000	-
Excess of derivative liabilities over Notes at issuance	2,588,000	-
Amortization of note discount and financing costs	5,607,000	951,000
Stock issued for services	263,000	163,000
Stock based compensation	369,000	200,000
Loss (Gain) associated with note defaults, net	(811,000)	3,500,000
Interest paid in common shares	509,000	-
Change in fair value derivative and warrant liability	(2,569,000)	-
Changes in operating assets and liabilities
Accounts receivable	(50,000)	289,000
Unbilled accounts receivable	(857,000)	(547,000)
Prepaid expenses	97,000	(93,000)
Other current assets	15,000	(243,000)
Deposits – workers’ compensation	(794,000)	(124,000)
Deposits and other assets	(3,000)	6,000
Accounts payable	1,372,000	76,000
Payroll related liabilities	1,584,000	590,000
Accrued workers’ compensation costs	700,000	60,000
Other current liabilities	(25,000)	1,677,000
Net cash used in continuing operating activities	(12,063,000)	(11,352,000)
Net cash provided by(used in) discontinued operating activities	9,978,000	1,815,000
Net cash used in operating activities	(2,086,000)	(9,538,000)
INVESTING ACTIVITIES
Purchase of fixed assets	(1,167,000)	(3,019,000)
Issuance of related party note receivable	(325,000)	-
Net cash used in investing activities	(1,492,000)	(3,019,000)

FINANCING ACTIVITIES
Proceeds from issuance of convertible notes	3,750,000	9,000,000
Issuance costs related to convertible notes	(485,000)	(765,000)
Repayment of convertible notes	(436,000)	-
Proceeds from exercise of warrants	660,000	75,000
Net cash provided by financing activities	3,489,000	8,310,000
Net decrease in cash and cash equivalents	(89,000)	(4,247,000)
Cash - beginning of year	1,650,000	5,897,000
Cash - end of year	$1,561,000	$1,650,000

SUPPLEMENTAL INFORMATION:
Cash paid during the year for:
Interest	$226,000	$133,000
Income taxes	$–	$–
Non-cash investing and financing activities:
Conversion of debt and accrued interest into common stock	$8,904,000	$–
Additional principal to settle registration rights penalties	$889,000	$–
Discharge of related party note receivable for common shares	$325,000	$–
Allocated fair value of beneficial conversion feature	$1,479,000	$–
Allocated fair value of warrants included with convertible notes	$2,271,000	$–
Debt discount due to the intrinsic value of beneficial conversion feature	$–	$924,000
Debt discount due to warrants included with convertible notes	$–	$859,000

The accompanying notes are an integral part of these consolidated financial statements.

ShiftPixy. Inc.

Notes to Consolidated Financial Statements

Note 1: Nature of Operations

ShiftPixy, Inc. (the “Company”) was incorporated on June 3, 2015. The Company is a specialized staffing service provider that provides solutions for large contingent part-time workforce demands, primarily in the restaurant, hospitality and maintenance service trades. The Company’s focus is on the restaurant industry in Southern California.

Both ShiftPixy, Inc and its wholly-owned subsidiary, Shift Human Capital Management Inc. (“SHCM”), function as an employment administrative services (“EAS”) provider including services such as administrative and processing services, performing functions in the nature of a payroll processor, human resources consultant, administrator of workers’ compensation coverages and claims and provides workers compensation coverage written in the names of the clients (as may be required by some states). The Company has built a human resources information systems platform to assist in customer acquisition and hopes that this mechanism may become a way to onboard new clients into the ShiftPixy Ecosystem when eligible clients recognize the value of the services provided by the parent Company.

Note 2: Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of Consolidation

The Company and its wholly-owned subsidiary have been consolidated in the accompanying consolidated financial statements. All intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include:

•	Liability for legal contingencies;

•	Useful lives of software, property and equipment;

•	Assumptions made in valuing equity instruments;

•	Assumptions made in valuing embedded derivatives and freestanding equity-linked instrument classified as liabilities;

•	Deferred income taxes and related valuation allowance; and

•	Projected development of workers’ compensation claims.

Revenue and Direct Cost Recognition

The Company provides an array of human resources and business solutions designed to help improve business performance.

The Company accounts for its EAS revenues in accordance with Accounting Standards Codification (“ASC”) 605-45, Revenue Recognition, Principal Agent Considerations. EAS solutions revenue is primarily derived from the Company’s gross billings, which are based on (i) the payroll cost of the Company’s worksite employees and (ii) a mark-up computed as a percentage of payroll costs for payroll taxes and workers compensation premiums.

The Company’s revenues are primarily attributable to fees for providing staffing solutions and EAS/HCM (“Employment Administration Services”/ “Human Capital Management”) services. The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the services have been rendered to the customer; (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company enters into contracts with its clients for EAS services based on a stated rate and price in the contract. Contracts generally have a term of 12 months but are cancellable at any time by either party with 30 days’ notice. Contract performance obligations are satisfied as services are rendered and the term between invoicing and when the performance obligations are satisfied is not significant. The Company does not have significant financing components or significant payment terms for its customers and consequently has no material credit losses.

Gross billings are invoiced to each client concurrently with each periodic payroll of the Company’s worksite employees which coincides with the services provided and which is typically a fixed percentage of the payroll processed. Revenues, which exclude the payroll cost component of gross billings and therefore consist solely of markup are recognized ratably over the payroll period as worksite employees perform their service at the client worksite. Revenues that have been recognized but not invoiced are included in unbilled accounts receivable on the Company’s consolidated balance sheets and were $1,137,000 and $310,000 for the years ended August 31, 2019 and August 31, 2018, respectively.

Consistent with the Company’s revenue recognition policy, direct costs do not include the payroll cost of its worksite employees. The cost of revenue associated with the Company’s revenue generating activities is primarily comprised of all other costs related to its worksite employees, such as the employer portion of payroll-related taxes, employee benefit plan premiums and workers’ compensation insurance costs.

The Company has evaluated its revenue recognition policies in conjunction with its future expected business which may be migrating to a staffing business model. For fiscal years 2018 and 2019, there were no revenues which should have been evaluated under a staffing business model. Such a staffing business model would have included the payroll costs in revenues with a corresponding increase to cost of revenues for payroll costs associated with staffing services.

The Company reviewed the costs associated with acquiring its customers under ASC 340-10 Other Assets and Deferred Costs and determined that no such costs should be capitalized. Costs relating to its customers are typically commissions paid as a percentage of some of the Company’s revenue components and are expensed as they are incurred because the terms of its contracts generally are cancellable by either party with a 30-day notice. These costs are recorded in commissions in the Consolidated Statement of Operations.

Segment Reporting

The Company operates as one reportable segment under ASC 280, Segment Reporting. The Chief operating decision maker regularly reviews the financial information of the Company at a consolidated level in deciding how to allocate resources and in assessing performances. The Company expects to operate in multiple segments in the future as its business evolves and will evaluate these changes prospectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased as cash equivalents. The Company had no such investments as of August 31, 2019 or 2018.

Concentration of Credit Risk

The Company maintains cash with a commercial bank, which is insured by the Federal Insurance Corporation (“FDIC”). At various times, the Company has deposits in this financial institution in excess of the amount insured by the FDIC. The Company has not experienced any losses related to these balances and believes its credit risk to be minimal. As of August 31, 2019, there were $2,354,000 of cash in excess of the amounts insured by the FDIC.

The Company had no individual client that represented more than 10% of its annual revenues for either fiscal years 2019 or 2018. Four clients represent 92% of total accounts receivable at August 31, 2019, compared to four clients representing approximately 86% of its total accounts receivable at August 31, 2018.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation and amortization. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When fixed assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Leasehold improvements are being amortized over the shorter of the useful life or the initial lease term.

Fixed assets are recorded at cost and are depreciated over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives of property and equipment for purposes of computing depreciation are as follows:

Equipment:	5 years

Furnitures & Fixtures:	5 - 7 years

The amortization of these assets is included in depreciation expense on the consolidated statements of operations.

Computer Software Development

Software development costs relate primarily to software coding, systems interfaces and testing of the Company’s proprietary employer information systems and are accounted for in accordance with Accounting Standards Codification (“ASC”) 350-40, Internal Use Software.

Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation and software maintenance costs are expensed as incurred. The capitalized computer software development costs are reported under the section fixed assets, net in the consolidated balance sheets.

The Company determined that there were no material internal software development costs for the years ended August 31, 2018 or 2019. All capitalized software recorded was purchased from third party vendors. Capitalized software development costs are amortized using the straight-line method over the estimated useful life of the software, generally five years.

Impairment and Disposal of Long-Lived Assets

The Company periodically evaluates its long-lived assets for impairment in accordance with ASC 360-10, Property, Plant, and Equipment. ASC 360-10 requires that an impairment loss be recognized for assets to be disposed of or held-for-use when the carrying amount of an asset is deemed to not be recoverable. If events or circumstances were to indicate that any of its long-lived assets might be impaired, the Company would assess recoverability based on the estimated undiscounted future cash flows to be generated from the applicable asset. In addition, the Company may record an impairment loss to the extent that the carrying value of the asset exceeded the fair value of the asset. Fair value is generally determined using an estimate of discounted future net cash flows from operating activities or upon disposal of the asset.

Workers’ compensation

Everest Program

Up to July 2018, a portion of the Company’s workers’ compensation risk was covered by a retrospective rated policy, which calculates the final policy premium based on the Company’s loss experience during the term of the policy and the stipulated formula set forth in the policy. The Company funds the policy premium based on standard premium rates on a monthly basis and based on the gross payroll applicable to workers covered by the policy. During the policy term and thereafter, periodic adjustments may involve either a return of previously paid premiums or a payment of additional premiums by the Company or a combination of both. If the Company’s losses under that policy exceed the expected losses under that policy, then the Company could receive a demand for additional premium payments.

The Company utilizes a third-party to estimate its loss development rate, which is based primarily upon the nature of worksite employees’ job responsibilities, the location of worksite employees, the historical frequency and severity of workers’ compensation claims, and an estimate of future cost trends. Each reporting period, changes in the assumptions resulting from changes in actual claims experience and other trends are incorporated into its workers’ compensation claims cost estimates. As of August 31, 2019, the Company classified $0.1 million in short term accrued workers’ compensation and $0.1 million in long-term accrued workers’ compensation in the Company’s consolidated balance sheets.

Sunz Program

Starting in July 2018, the Company’s workers’ compensation program for its worksite employees has been provided through an arrangement with United Wisconsin Insurance Company (“UWIC”) and administered by Sunz. Under this program, the Company has financial responsibility for the first $0.5 million of claims per occurrence. The Company provides and maintains a loss fund that will be used to pay claims and claim related expenses. The workers’ compensation insurance carrier established monthly funding requirements comprised of premium costs and funds to be set aside for payment of future claims (“claim loss funds”). The level of claim loss funds is primarily based upon anticipated worksite employee payroll levels and expected worker’s compensation loss rates, as determined by the insurance carrier. Monies funded into the program for incurred claims expected to be paid within one year are recorded as Deposit - workers’ compensation, a short-term asset, while the remainder of claim funds are included in deposits- workers’ compensation, a long-term asset in its consolidated balance sheets.

As of August 31, 2019, the Company had $0.2 million in deposit – workers’ compensation classified as a short-term asset and $0.8 million classified as a long-term asset.

The Company’s estimate of incurred claim costs expected to be paid within one year is included in short-term liabilities, while its estimate of incurred claim costs expected to be paid beyond one year is included in long-term liabilities on its consolidated balance sheets. As of August 31, 2019, the Company had short term accrued workers’ compensation costs of $0.1 million and long-term accrued workers’ compensation costs of $0.5 million.

Because the Company bears the financial responsibility for claims up to the level noted above, such claims, which are the primary component of its workers’ compensation costs, are recorded in the period incurred. Workers’ compensation insurance includes ongoing health care and indemnity coverage whereby claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which takes into account the ongoing development of claims and therefore requires a significant level of judgment. In estimating ultimate loss rates, the Company utilizes historical loss experience, exposure data, and actuarial judgment, together with a range of inputs which are primarily based upon the worksite employee’s job responsibilities, their location, the historical frequency and severity of workers’ compensation claims, and an estimate of future cost trends. For each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into its workers’ compensation claims cost estimates. The estimated incurred claims are based upon: (i) the level of claims processed during each quarter; (ii) estimated completion rates based upon recent claim development patterns under the plan; and (iii) the number of participants in the plan.

Debt issuance Costs and Debt discount

Debt issuance costs and debt discounts are being amortized over the lives of the related financings on a basis that approximates the effective interest method. Costs and discounts are presented as a reduction of the related debt in the accompanying consolidated balance sheets. Portions attributable to notes converted into equity are accelerated to interest expense upon conversion.

Beneficial Conversion Features

The intrinsic value of a beneficial conversion feature (“BCF”) inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible note payable and may not be settled in cash upon conversion, is treated as a discount to the convertible note payable. This discount is amortized over the period from the date of issuance to the stated maturity using the straight-line method which approximates the effective interest method. If the note payable is retired prior to the end of the contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the BCF is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the common shares at the commitment date to be received upon conversion.

Derivative financial instruments

When a Company issues debt that contains a conversion feature, it first evaluates whether the conversion feature meets the requirement to be treated as a derivative: a) the settlement amount is determined by one or more underlying, typically the price of the Company’s stock, b) the settlement amount is determined by one or more notional amounts or payments provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provision, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. There are certain scope exceptions from derivative treatment, but these typically exclude conversion features that provide for a variable number of shares. When ShiftPixy, Inc., issues warrants to purchase its common stock, the Company evaluates whether they meet the requirements to be treated as derivative. Generally, warrants would be treated as a derivative if the provisions of the warrants agreements create uncertainty as to a) the number of shares to be issued upon exercise, or b) whether shares may be issued upon exercise. If the conversion feature within convertible debt or warrants meet the requirements to be treated as a derivative, ShiftPixy estimates the fair value of the derivative liability using the lattice-based option valuation model upon the date of issuance. If the fair value of the derivative liability is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The derivative liability is revalued at the end of each reporting period and any change in fair value is recorded as a change in fair value in the consolidated statement of operations. The debt discount is amortized through interest expense over the life of the debt. Derivative instrument liabilities and the host debt agreements are classified on the consolidated balance sheets as current or non-current based on whether settlement of the derivative instrument could be required within twelve months of the consolidated balance sheet date.

The accounting treatment of derivative financial instruments requires that the Company record the embedded conversion option and warrants at their fair values as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Any change in fair value is recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. The Company reassesses the classification of its derivative instruments at each balance sheet date. If the classification changes as a result of events during the period, the contract is reclassified as of the date of the event that caused the reclassification.

Fair Value of Financial Instruments

FASB ASC 825, “Financial Instruments,” requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practical to estimate fair value. FASB 825 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At August 31, 2019 and August 31, 2018, the carrying value of certain financial instruments (cash, accounts receivable and payable, and other financial instruments) approximates fair value due to the short-term nature of the instruments. Convertible notes approximate fair value based on comparison of terms from similar instruments in the marketplace.

The Company measures fair value under a framework that utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs which prioritize the inputs used in measuring fair value are:

•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

•	Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability

•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company did not have any Level 1 or Level 2 assets and liabilities at August 31, 2019. The derivative liabilities associated with its March 2019 Convertible Notes (see Note 9), consisted of conversion feature derivatives and warrants at August 31, 2019, are Level 3 fair value measurements.

The table below sets forth a summary of the changes in the fair value of the Company’s derivative liabilities classified as Level 3 for the year ended August 31, 2019:

	Conversion Features	Warrant Liability	Total
Balance at August 31, 2018	$-	$-	$-
Initial recognition	2,421,000	3,917,000	6,338,000
Reclassification to equity	(13,000)		(13,000)
Change in fair value	444,000	(3,013,000)	(2,569,000)
Balance at August 31, 2019	$2,852,000	$904,000	$3,756,000

At August 31, 2019, the Company estimated the fair value of the conversion feature derivatives embedded in the convertible debentures based on weighted probabilities of assumptions used in the Lattice-based option valuation model. The key valuation assumptions used consists, in part, of the price of the Company’s common stock, a risk free interest rate based on the average yield (1.76%) of a Treasury note and expected volatility of the Company’s common stock (100%) all as of the measurement dates, and the various estimated reset exercise prices weighted by probability.

At August 31, 2019, the Company estimated the fair value of the warrant liabilities based on the Lattice-based option valuation model. The key valuation assumptions used consists, in part, of the price of the Company’s common stock, a risk-free interest rate based on the average yield of a Treasury note (1.39%) and expected volatility of the Company’s common stock (119%) all as of the measurement dates.

When the Company changes its valuation inputs for measuring financial assets and liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period that the transfers occur. For the periods ended August 31, 2019 and August 31, 2018, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

Advertising Costs

The Company expenses advertising costs when incurred. Advertising costs incurred amounted to approximately $1.2 million and $0.5 million for the years ended August 31, 2019, and 2018, respectively.

Research and Development

During the years ended August 31, 2019 and 2018 the Company incurred research and development costs of approximately $2.3 million and $4.0 million, respectively. All costs were related to internally developed and contracted software and related technology for the Company’s HRIS system and related mobile application. In addition, $0.9 million and $2.8 million of software costs were capitalized for the years ended August 31, 2019 and 2018, respectively.

Income Taxes

The Company accounts for income taxes pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, “Income Taxes.” Under FASB ASC 740 deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. Under FASB ASC 740, the impact of an uncertain tax position on the income tax return may only be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.

Share-Based Compensation

At August 31, 2019 and 2018, the Company has one stock-based compensation plan under which the Company may issue both share and stock option awards. The Company accounts for this plan under the recognition and measurement principles of ASC 718, Compensation- Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations on their fair values. Share grants are valued at the closing market price on the date of issuance which approximates fair value.

For option grants, the grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model. Option grants are typically issued with vesting depending on a term of service. For all employee stock options granted, the Company recognizes expense over the requisite service period over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company’s option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility and expected term. The expected volatility is based on the historical volatility of the Company since its Initial Public Offering. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Following the adoption of Accounting Standards Update ASU 2016-09, the Company elected to account for forfeitures as they occur. Any compensation cost previously recognized for an unvested award that is forfeited because of a failure to satisfy a service condition is reversed in the period of the forfeiture.

Earnings (Loss) Per Share

The Company utilizes FASB ASC 260, “Earnings per Share.” Basic loss per share is computed by dividing loss attributable to common stockholders by the weighted-average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include additional common share equivalents available upon exercise of stock options and warrants using the treasury stock method. Dilutive common share equivalents include the dilutive effect of in-the-money share equivalents, which are calculated based on the average share price for each period using the treasury stock method, excluding any common share equivalents if their effect would be anti-dilutive.

The table below shows earnings per common share and diluted earnings per common share and reconciles the numerator and denominator of both earnings per common share calculations.

	For the year ended August 31,
	2019	2018
Losses per common share:
Loss from continuing operations	$(24,724,000)	$(18,049,000)
Income from continuing operations	5,997,000	1,226,000
Net loss allocated to common shareholders	$(18,727,000)	$(16,823,000)

Weighted average shares outstanding	817,720	720,253

Loss from continuing operations per common share	$(30.24)	$(25.06)
Income from continuing operations per common share	7.34	1.70
Basic and Fully Diluted net loss per common share	$(22.90)	$(23.36)

Securities that are excluded from the calculation of weighted average dilutive common shares, because their inclusion would have been antidilutive are:

	For the year ended August 31, 2019	For the year ended August 31, 2018
Options	50,749	33,594
Senior Secured Convertible Notes (Note 9)	491,868	100,402
Warrants	107,410	94,470
Total potentially dilutive shares	650,027	228,466

Treasury Stock

Treasury stock represents shares of common stock provided to the company in satisfaction of the related party advance, described in Note 12: Related Parties. Shares provided are recorded at cost as treasury stock. The Company intends to retire all treasury stock outstanding as of August 31, 2019 in fiscal 2020. Any treasury stock retired is recorded to additional paid-in capital, limited to the amount previously credited to additional paid-in capital, if any. Any excess is charged to accumulated deficit.

Revision of Financial Statements

During 2019, the Company determined that it had improperly calculated the volatility of the Company’s common stock, which had been used to calculate the relative fair value of the warrants issued in connection with the June 2018 convertible notes. This resulted in an overstatement of the net carrying amount of the convertible note by the understatement of the corresponding debt discount with the offset to additional paid-in capital as of February 28, 2019. The Company assessed the materiality of the misstatements in accordance with Staff Accounting Bulletin No. 99, “Materiality” and No. 108, “Quantifying Misstatements”, and concluded that this error was not qualitatively material on the Company’s consolidated balance sheet, statements of operations, statements of cash flows, statement of stockholders’ deficit and net loss for the periods then ended.

The effect of this revision on the line items within the Company’s consolidated financial statements as of August 31, 2018, was as follows:

	August 31, 2018
	As Previously Reported	Adjustments	As Restated
Convertible note, net	$7,156,000	(985,000)	$6,171,000
Additional Paid-In Capital	17,234,000	1,231,000	18,465,000
Accumulated deficit	(25,977,000)	(246,000)	(26,223,000)
Net Loss	$(16,577,000)	(246,000)	$(16,823,000)
Net loss per share – Basic and diluted	$(23.02)	-	$(23.36)

Reclassifications

Certain reclassifications have been made to prior year’s data to confirm to the current year’s presentation. Such reclassifications had no impact on the Company’s financial condition, operating results, cash flows or stockholder’s equity.

Significant Recent Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” The standard provides enhancements to the quality and consistency of how revenue is reported by companies, while also improving comparability in the financial statements of companies reporting using International Financial Reporting Standards or U.S. GAAP. The new standard also will require enhanced revenue disclosures, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. This accounting standard becomes effective for the Company for reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods (including interim periods) beginning after December 15, 2016. This new standard permits the use of either the retrospective or cumulative effect transition method.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations. The purpose of this standard is to clarify the implementation of guidance on principal versus agent considerations related to ASU 2014-09. The standard has the same effective date as ASU 2014-09 described above.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which provides clarity related to ASU 2014-09 regarding identifying performance obligations and licensing implementation. The standard has the same effective date as ASU 2014-09 described above.

In May 2016, the FASB issued ASU 2016-12: Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which provides narrow scope improvements and practical expedients related to ASU 2014-09. The purpose of this standard is to clarify certain narrow aspects of ASU 2014-09, such as assessing the collectability criterion, presentation of sales taxes, and other similar taxes collected from customers, noncash considerations, contract modifications at transition, completed contracts are transition, and technical correction. The standard has the same effective date as ASU 2014-09 described above.

In December 2016, the FASB issued ASU 2016-20: Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The amendments in this standard affect narrow aspects of guidance issued in ASU 2014-09. The standard has the same effective date as ASU 2014-09 described above. Topic 606 is effective for the company beginning with the fiscal year ending August 31, 2020. The Company has evaluated Topic 606 and we plan to utilize the modified retrospective transition method upon the adoption of ASC 606. The Company is still in the process of finalizing its evaluation for the adoption of ASC 606, however, no material difference is expected.

In February 2016, the FASB issued new accounting guidance on leases ASU 2016-02, Leases. The new standard requires that a lessee recognize assets and liabilities on the balance sheet for leases with terms longer than 12 months. The recognition, measurement and presentation of lease expenses and cash flows by a lessee will depend on its classification as a finance or operating lease. The guidance also includes new disclosure requirements providing information on the amounts recorded in the financial statements.

In March 2019, the FASB issued ASU 2019-01, which added guidance to ASC 842 that is similar to the guidance in ASC 840-10-55-44 and states that, for lessors that are not manufacturers or dealers, the fair value of the underlying asset is its cost, less any volume or trade discounts, as long as there isn’t a significant amount of time between acquisition of the asset and lease commencement. The amendments also clarify that lessors in the scope of ASC 942 must classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows. In addition, the amendments clarify that entities are not subject to the transition disclosure requirements in ASC 250-10-50-3 related to the effect of an accounting change on certain interim period financial information.

In November 2019, the FASB issued ASU 2019-10, which provides a one-year deferral of the effective dates of the new lease standard. The ASU is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact that this standard will have on its consolidated financial statement.

In June 2018, the FASB issued ASU 2018-07, which simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard will be effective for the Company in the first quarter of fiscal year 2020, although early adoption is permitted (but no sooner than the adoption of Topic 606). The Company does not expect that the adoption of this ASU will have a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The ASU eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The ASU adds new disclosure requirements for Level 3 measurements. This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any eliminated or modified disclosures. The Company is evaluating the effect of adopting this new accounting guidance to determine the impact it may have on the Company’s financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230): Restricted cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown in the statement of cash flow. This guidance is effective for fiscal year beginning after December 15, 2018 and early adoption is permitted. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company’s financial statements.

Note 3 – Discontinued Operations

On January 3, 2020, the Company executed an asset purchase agreement assigning client contracts comprising approximately 88% of its quarterly revenue through the date of the transaction, including 100% of its existing professional employer organization (“PEO”) business effective as of December 31, 2019 and the transfer of $1.5 million of working capital assets, including cash balances and certain operating assets associated with the assigned client contracts included in the agreement (the “Asset Sale”). The following discloses the amounts disclosed as discontinued operations in the recast financial statements

In accordance with the provisions of ASC 205-20, Presentation of Financial Statements, we have separately reported the assets and liabilities of the discontinued operations in the consolidated balance sheets. The assets and liabilities have been reflected as discontinued operations in the consolidated balance sheets as of August 31, 2019 and 2018 and consist of the following:

	August 31, 2019	August 31, 2018
Cash	$-	$-
Accounts receivable and unbilled account receivable	8,261,000	5,721,000
Prepaid expenses and other current assets	171,000	118,000
Deposits – workers’ compensation	1,722,000	1,588,000
Total current assets	10,154,000	7,427,000
Fixed assets, net	40,000	42,000
Deposits – workers’ compensation	5,527,000	2,091,000
Total assets	$15,721,000	$9,560,000

Accounts payable and other current liabilities	$457,000	$18,000
Payroll related liabilities	13,853,000	8,501,000
Accrued workers’ compensation cost	1,722,000	290,000
Total current liabilities	16,032,000	8,808,000
Accrued workers’ compensation cost	3,853,000	856,000
Total liabilities	19,885,000	9,664,000

Net assets/(liability)	$(4,164,000)	$(104,000)

In accordance with the provisions of ASC 205-20, we have separately reported the results of operations from in the results of continuing operations in the consolidated statements of operations. The results of operations from discontinued operations for the years ended August 31, 2019 and 2018, have been reflected as discontinued operations for the years ended December 31, 2019 and 2018, and consist of the following:

	For the Year Ended
	August 31, 2019	August 31, 2018
Revenues (gross billings of $313.3 million and $210.3 million less worksite employee payroll cost of $265.3 million and $177.2 million, respectively for the year ended)	$48,013,000	$33,139,000
Cost of revenue	36,452,000	27,970,000
Gross profit (loss)	11,561,000	5,169,000

Operating expenses:
Salaries, wages and payroll taxes	3,032,000	2,442,000
Commissions	2,532,000	1,501,000
Total operating expenses	5,564,000	3,943,000
Operating income from discontinued operations	5,997,000	1,226,000
Provision for income tax expense from discontinued operations	-	-
Net income from discontinued operations	$5,997,000	$1,226,000

The Company utilized fully reserved net operating loss carryforwards of approximately $7,223,000 to offset income from discontinuing operations as follows:

	For the Year Ended
	August 31, 2019	August 31, 2018
Provision of income tax expense:
Federal tax expense	$1,260,000	$265,000
State tax expense	540,000	92,000
Total tax expense	1,800,000	357,000
Tax benefit for utilization of tax loss carryforwards	(1,800,000)	(357,000)
Provision for income tax expense from discontinued operations	$--	$--

Note 4: Going Concern

As of August 31, 2019, the Company had cash of $1.6 million and a working capital deficiency of $15.9 million. During the year ended August 31, 2019, the Company used approximately $2.1 million of cash in its operations, of which $9.5 million was used in continuing operations and $7.4 million was provided by discontinued operations. Cash used in continuing operations consisted of a net loss of $24.7 million, reduced by net non-cash charges of $10.6 million and working capital changes of $4.6 million. Cash provided by discontinued operations consisted of income of $6.0 million and $1.4 million in working capital changes. For the most recent quarter ending August 31, 2019, cash flows used in operations were $0.5 million. The Company has incurred recurring losses resulted in an accumulated deficit of $45 million as of August 31, 2019. These conditions raise substantial doubt as to the Company’s ability to continue as going concern within one year from issuance date of the financial statements.

The ability of the Company to continue as a going concern is dependent upon generating profitable operations in the future and obtaining additional funds by way of public or private offering to meet the Company’s obligations and repay its liabilities when they become due. The Company has a recurring revenue business model that generated $12.4 million of gross profit for the year of which $3.6 million is attributable to the fourth fiscal quarter. Approximately 12% or of the recurring business gross profit represents continuing operations. On an annualized basis, a projected twelve-month gross profit based solely on the fourth quarter would be $14.4 million in total or approximately $1.7 million from continuing operations. For the year ended August 31, 2019, the Company had $17.0 million of continuing operating expenses, of which $1.4 million was non-cash depreciation and share based compensation. Of the remaining $15.6 million, $4.9 million was for software development and marketing related spending for the HRIS and mobile application systems, including licensing and related salaries and consulting fees, with an additional $1.4 million for legal services, settlements and costs.

The Company’s plans and expectations for the next 12 months include raising additional capital to help fund expansion of its operations, including the continued development and support of its IT and HR platform and settling its outstanding debt as it comes due. The Company engaged an investment banking firm to assist the Company in (i) preparing information materials, (ii) advising the Company concerning the structure, price and conditions and (iii) organizing the marketing efforts with potential investors in connection with a financing transaction. With the added development and marketing investment into the mobile application, the Company anticipates the need to raise additional capital coupled with using its actual cash position and continue leveraging its payables until it reaches breakeven at about 25,000 worksite employees.

Historically, the Company’s principal source of financing has come through the sale of its common stock and issuance of convertible notes. The Company successfully completed an Initial Public Offering (IPO) on NASDAQ on June 29, 2017, raising a total of $12 million ($10.9 million net of costs). In June 2018, the Company completed a private placement of 8% senior secured convertible notes to institutional investors raising $9 million of gross proceeds ($8.4 million net of costs). In March 2019, the Company completed a private placement of senior secured notes to institutional investors raising $3.75 million ($3.3 million net of costs).

The Company believes that its current cash position, along with its revenue growth and the financing from potential institutional investors will be sufficient to fund its operations for at least a year from the date these financials are available. If these sources do not provide the capital necessary to fund the Company’s operations during the next twelve months from the date of this report, the Company may need to curtail certain aspects of its operations or expansion activities, consider the sale of its assets, or consider other means of financing. The Company can give no assurance that it will be successful in implementing its business plan and obtaining financing on terms advantageous to the Company or that any such additional financing would be available to the Company. As such, these conditions raise substantial doubt as to its ability to continue as a going concern within one year from the issuance date of the financial statements. These consolidated financial statements do not include any adjustments from this uncertainty.

Note 5: Accounts Receivable

Accounts receivables, which represent outstanding gross billings to clients, are reported net of allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectability of specific accounts and by making a general provision, based on its past experiences, for other potentially uncollectible amounts. The provision for doubtful accounts during the fiscal years ending August 31, 2019 and 2018 was not material.

The Company makes an accrual at the end of each accounting period for the obligations associated with the earned but unpaid wages of its worksite employees and for the accrued gross billings associated with such wages. These accruals are included in unbilled accounts receivable. The Company generally requires clients to pay invoices for service fees no later than 1 day prior to the applicable payroll date. As such the Company generally does not require collateral.

Note 6: Fixed Assets

Fixed assets consisted of the following at August 31, 2019 and 2018:

	August 31, 2019	August 31, 2018
Equipment	$282,000	$154,000
Furniture & fixtures	412,000	329,000
Software	3,737,000	2,797,000
Leasehold improvements	41,000	41,000
	4,472,000	3,321,000
Accumulated depreciation & amortization	(1,152,000)	(331,000)
Fixed assets, net	$3,320,000	$2,990,000

Depreciation and amortization expense for the years ended August 31, 2019 and 2018, was $839,000 and $274,000, respectively.

Software consists primarily of customized software purchased from third party providers and which is incorporated into the Company’s HRIS platform and related mobile application.

Information related to capitalized software costs is as follows:

	August 31, 2019	August 31, 2018
Software costs capitalized	$3,737,000	$2,797,000
Software costs amortized	(904,000)	(190,000)
Software costs, Net	$2,833,000	$2,607,000

The Company has evaluated certain development costs of its software solution in accordance with ASC Topic 350-40, Internal Use Software, which outlines the stages of computer software development and specifies when capitalization of costs is required. Projects that are determined to be in the development stage are capitalized and amortized over their useful lives of five years. Projects that are determined to be within the preliminary stage are expensed as incurred. For the years ended August 31, 2019 and 2018 no internally developed software was capitalized. A substantial portion of the capitalized software is attributable to a third party with whom the Company is in litigation. The Company evaluated the asset value as of August 31, 2019 and determined that no asset impairment is required for this customized third party software.

Amortization expense included in the depreciation and amortization expense disclosed above for the years ended August 31, 2019 and 2018, was $714,000 and $190,000, respectively. The weighted average remaining life of amortizable software assets was 3.56 years as August 31, 2019. Amortization expense for capitalized software is expected to approximate the following for each of the next five fiscal years and thereafter:

Amount
2020	$814,000
2021	814,000
2022	744,000
2023	458,000
2024	$3,000

Note 7: Workers Compensation

The Company has two workers compensation programs in effect during the years ended August 31, 2019 and 2018. The Everest program covered corporate and worksite employees from July 1, 2017 until June 30, 2018 and the SUNZ program covered corporate and worksite employees since July 1, 2018. The following table summarizes the workers’ compensation deposit for the years ended August 31, 2019 and 2018:

	Everest Program	SUNZ Program	Total
Workers’ Comp Deposit at August 31, 2017	$2,335,000	$-	$2,335,000
Premiums paid	(819,000)	-	(819,000)
Paid in deposits	-	2,386,000	2,386,000
Claim losses	-	(28,000)	(28,000)
Workers’ Comp Deposit at August 31, 2018	$1,516,000	2,358,000	$3,874,000
Premiums paid	(144,000)	-	(144,000)
Paid in deposits	-	7,730,000	7,730,000
Claim losses	(149,000)	(1,850,000)	(1,999,000)
Deposit refund	(1,223,000)	-	(1,223,000)
Workers’ Comp Deposit at August 31, 2019	$-	8,238,000	$8,238,000
Less Current Amount	-	(1,957,000)	(1,957,000)
Long Term Balance at August 31, 2019	$-	6,281,000	$6,281,000

The following reconciles the workers comp deposits for continuing and discontinued operations as of August 31, 2018 and 2019:

	Everest Program	SUNZ Program	Total
Workers’ comp deposit at August 31, 2018	$1,516,000	$2,358,000	$3,874,000
Workers’ comp deposit from discontinued operations (See Note 3)	(1,441,000)	(2,240,000)	(3,681,000)
Workers’ comp deposit from continuing operations	75,000	118,000	193,000
Less Current Amount	(32,000)	(51,000)	(83,000)
Long Term Balance at August 31, 2018	$43,000	$67,000	$110,000

	Everest Program	SUNZ Program	Total
Workers’ comp deposit at August 31, 2019	$-	$8,238,000	$8,238,000
Workers’ comp deposit from discontinued operations (See Note 3)	-	(7,249,000)	(7,249,000)
Workers’ comp deposit from continuing operations	-	989,000	989,000
Less Current Amount	-	(235,000)	(235,000)
Long Term Balance at August 31, 2019	$-	$754,000	$754,000

The following table summarizes the accrued workers’ compensation liability for the years ended August 31, 2019 and 2018:

	Everest Program	SUNZ Program	Total
Workers’ Comp Liability at August 31, 2017	$-	$-	$-
Claim loss development	572,000	662,000	1,234,000
Paid in losses	-	(28,000)	(28,000)
Workers’ Comp Liability at August 31, 2018	572,000	634,000	1,206,000
Claim loss development	-	7,129,000	7,129,000
Paid in losses	(149,000)	(1,850,000)	(1,999,000)
Workers’ Comp Liability at August 31, 2019	423,000	5,913,000	6,336,000
Less Current Amount	(159,000)	(1,798,000)	(1,957,000)
Long Term Balance at August 31, 2019	$264,000	4,115,000	$4,379,000

The following reconciles the workers comp liabilities for continuing and discontinued operations as of August 31, 2018 and 2019:

	Everest Program	SUNZ Program	Total
Workers’ comp liability at August 31, 2018	$572,000	$634,000	$1,206,000
Workers’ comp liability from discontinued operations (See Note 3)	(544,000)	(602,000)	(1,145,000)
Workers’ comp liability from continuing operations	28,000	32,000	60,000
Less Current Amount	(7,000)	(8,000)	(15,000)
Long Term Balance at August 31, 2018	$21,000	24,000	$45,000
	Everest Program	SUNZ Program	Total
Workers’ comp liability at August 31, 2019	$423,000	$5,913,000	$6,336,000
Workers’ comp liability from discontinued operations (See Note 3)	(372,000)	(5,204,000)	(5,576,000)
Workers’ comp liability from continuing operations	51,000	709,000	760,000
Less Current Amount	(16,000)	(219,000)	(235,000)
Long Term Balance at August 31, 2019	$35,000	490,000	$525,000

Note 8: Accrued Payroll and Related Liabilities

Accrued payroll liabilities consisted of the following at August 31, 2019 and 2018:

	August 31, 2019	August 31, 2018
Accrued Payroll	$899,000	$459,000
Accrued Payroll Taxes	1,297,000	230,000
Corporate employee accrued paid time off	363,000	287,000
Accrued Payroll and related liabilities	$2,559,000	$976,000

Accrued payroll and accrued payroll taxes represent payroll liabilities associated with its client worksite employees as well as corporate employees of the Company.

Note 9: Senior Secured Convertible Notes Payable (in default)

The Company has issued three series of senior secured convertible notes payable. In general, each series is convertible into common shares of the Company. Senior Secured Convertible Notes Payable consist of the following:

	August 31,	August 31,
	2019	2018
Senior Secured Convertible notes, Principal	$6,808,000	$10,000,000
Less debt discount and deferred financing costs	(3,457,000)	(3,829,000)
Total outstanding convertible notes, net	$3,351,000	$6,171,000
Less current portion of convertible notes payable	3,351,000)	(6,171,000)
Long-term convertible notes payable	$-	$-

The following table rolls forward the Convertible Notes Payable balances from August 31, 2018 to August 31, 2019:

	Gross Principal	Deferred Financing Costs	Note Discount	Net
Balance at August 31, 2018	$10,000,000	$(617,000)	$(3,212,000)	$6,171,000
Issuance of Notes Payable	5,639,000	(485,000)	(4,750,000)	404,000
Conversion of Principal into Equity	(8,395,000)	-	-	(8,395,000)
Amortization of Interest Expense	-	758,000	4,849,000	5,607,000
Repayment of Principal in cash	(436,000)	-	-	(436,000)
Balance at August 31, 2019	$6,808,000	$(344,000)	$(3,113,000)	$3,351,000
Less Current Amount	(6,808,000)	344,000	3,113,000	(3,351,000)
Long Term Balance at August 31, 2019	$-	$-	$-	$-

The following table outlines the gross principal balance rollforward for each series from August 31, 2018 to August 31, 2019. Each series is described in further detail below.

	June 2018 Notes	December 2018 Notes	March 2019 Notes	Total
Gross Balance at August 31, 2018	$10,000,000	$-	$-	$10,000,000
Issuance of Notes Payable	-	889,000	4,750,000	5,639,000
Repayment of Principal in cash	(436,000)	-	-	(436,000)
Conversion of Principal into Equity	(8,098,000)	(22,000)	(275,000)	(8,395,000)
Gross Balance at August 31, 2019	$1,466,000	$867,000	$4,475,000	$6,808,000

Less Discount and Debt Issuance Costs:
Debt Issuance Costs	(27,000)	-	(317,000)	(344,000)
Deferred Financing Costs	(5,000)	-	(3,108,000)	(3,113,000)
Carrying Balance at August 31, 2019	$1,434,000	$867,000	$1,050,000	$3,351,000
Less Current Amount	(1,434,000)	(867,000)	(1,050,000)	(3,351,000)
Long Term Balance at August 31, 2019	$-	$-	$-	$-

During the years ended August 31, 2019 and 2018 the Company amortized $5,607,000 and $951,000, respectively, to interest expense from the combined amortization of deferred financing costs and note discounts recorded at issuance for the June 2018 and March 2019 Notes.

During the year ended August 31, 2019, investors converted $8,395,000 of principal and $509,000 of interest expense into approximately 172,500 shares of common stock of the company. The Company has been converting the convertible notes in its shares of common stock at a fifteen percent (15%) discount to the lowest volume weighted average price (“VWAP”) whereas the terms of the agreement state that such discount to the original conversion price of $99.60 should have been initiated on or after the maturity date of the convertible notes or September 4, 2019. The accounting standards require the recognition through earnings of an inducement charge equal to the fair value of the consideration delivered in excess of the consideration issuable under the original conversion terms. Included in the 172.500 shares issued for the 2019 conversions were approximately 67,500 shares valued at $3.9 million on the date of issuance at fair value and issued related to consideration delivered in excess of the consideration issuable under the original conversion terms. This resulted in a non-cash charge of $3.9 million for the year ended August 31, 2019 recorded as loss on debt extinguishment in the statement of operations. There were no conversions of convertible notes during fiscal 2018.

On June 3, 2019, one of its institutional investors filed claim in the United States District Court, Southern District of New York seeking preliminary injunctive relief against the Company to immediately deliver one million shares of the Company’s common stock and to honor all future conversion requests duly submitted in accordance with the terms of the notes.

On June 7, 2019, and June 10, 2019, the Company received notices from two of its institutional investors that the Company was in default due to missed principal and interest payments under the terms of the Notes. On June 27, 2019, the Company reported that is has informed its convertible note holders that it will cease honoring conversion requests of the 2018 and 2019 Notes forcing a voluntary default of these instruments. The Company is pursuing a renegotiation and amendment of these instruments in an effort to avoid litigation. The Company is requesting to amend the terms of the notes to remove the conversion features and revise the cash amortization, among other items.

See also Note 14 for litigation related to the Convertible Notes Payable.

From June 10, 2019 until year end, the Company has accrued interest at the default interest rate for all note series representing approximately $0.3 million of additional interest payable. The Company has accrued an additional $1.8 million to accrued default liabilities as of August 31, 2019 and charged to a loss on note default on the statement of operations for the year ending August 31, 2019, representing potential liability associated with the default of the notes payable for default premium, potential liquidating damages, and other costs associated with the notes in default.

June 2018 Senior Convertible Notes (in default)

On June 4, 2018, the Company issued $10 million of senior convertible notes (“June 2018 Notes”) to institutional investors with an original issue discount of $1 million for a purchase price of $9 million. The notes bear interest at a rate of 8%, with one year’s interest guaranteed, and have a maturity date of September 4, 2019. The Notes remain outstanding as of November 22, 2019. The company received cash proceeds of $8.4 million representing the $9 million purchase price, reduced by approximately $0.6 million of financing costs directly related to the issuance of the June 2018 Notes.

Concurrent with the sale of the June 2018 Notes, the Company granted warrants to purchase 25,100 shares of common stock to its institutional investors and warrants to purchase 5,422 shares of common stock to its investment banker as placement fees, at an exercise price of $99.60, subject to down round price protection adjustment, as defined in the agreements. The warrants were valued at the date of issuance using the lattice-based option pricing model at $86.80 per warrant. Both the June 2018 Notes and the related warrants were issued with registration rights, whereby the Company was obligated to register the shares underlying the June 2018 Notes or was subject to registration rights penalties. During the year ended August 31, 2018, the Company accrued a loss of $3,500,000 for penalties associated with the registration rights penalties. With the issuance of the December 2018 Notes described below, the Company reduced the loss accrual to $889,000 and recorded a gain of $2,611,000 to the statement of operations during the year ended August 31, 2019. Combined with the $1.8 million loss described above for the 2019 default loss estimate resulted in a net gain of $811,000 for the year ended August 31, 2019.

The terms of June 2018 notes are summarized as follows:

•	Term: September 4, 2019;

•	Coupon: 8%; Default interest rate: 18%;

•	Convertible at the option of the holder at any time;

•	Conversion price is initially set at $99.60 but subject to down round price protection. After maturity, the conversion price will be set subsequently at the lesser of the then conversion price and 85% of the volume weighted average price for the trading date immediately prior to the application conversion date; and

•	Monthly amortization of principal either in cash at a 10% premium or in stock, subject to equity conditions, at a 15% discount to the lowest volume weighted average price, at the option of the Company.

Debt issuance costs

The Company paid approximately $0.8 million of incremental issuance costs directly attributable to the issuance of the senior secured convertible notes. These costs were recorded as a discount to the convertible notes and they are amortized straight line over the term to interest expense, which approximates the effective interest method.

Debt Discount

During the year ended August 31, 2018, the Company recorded an aggregate debt discount of $4.1 million for the June 2018 Notes. The debt discount includes an initial $1 million resulting from the original issuance discount on the convertible notes and an initial $2.2 million resulting from the fair value of the warrants and $0.9 million resulting from the beneficial conversion feature on the non-detachable conversion option. The Company evaluated the warrants and determined that the warrants did not qualify for derivative accounting as the warrants contained a set exercise price with an adjustment only based upon customary items including stock dividends and splits, subsequent rights offering and pro rata distributions and subject to down round price protection. The Company reviewed the guidance under ASC 470 Debt and allocated the proceeds from the sale of a debt instrument with stock purchase warrants based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. As a result, the Company allocated $2.2 million to the warrants and was recorded as a debt discount with an offset to additional paid in capital in the accompanying financial statements.

The Company valued the issued warrants using the Lattice pricing model at $52.80 per warrant with the following assumptions: dividend yield of zero, years to maturity of 5 years, risk free rates of 2.78 percent, and annualized volatility of 122%. The debt discount is amortized straight-line over the stated life of the obligation, which approximates the effective interest method. Any conversions results in a pro-rata acceleration of unamortized debt discount and debt issuance costs to interest expense on the date of conversion.

Event of default – August 2018

At the June 2018 issuance, the Company executed registration rights agreements with each of its institutional investors. These registration rights agreements require, among other things, that the initial registration statement should be (a) filed within 30 days of June 4, 2018, and (b) declared effective within 90 days of June 4, 2018. The Company’s registration statement was filed on October 1, 2018 and it was declared effective by the SEC on October 29, 2018; thus, both the filing and effectiveness deadlines were missed.

The Company recorded in its consolidated financial statements the mandatory default amount as stipulated in the convertible note agreements. As of August 31, 2018, the Company recorded approximately $3.5 million, which is reported under current liabilities in its consolidated statement of operations, and a further $0.6 million of accrued interest.

On December 20, 2018, the Company entered into settlement agreements with its institutional investors, which resolved all disputes relating to technical defaults by the Company in failing to meet deadlines for filing a registration statement and for having a registration statement effective by the SEC. As a result of such settlement, the Company increased the principal amount of the convertible notes by issuing $889,000 of December 2018 Notes in full settlement of the previously accrued $3.5 million default. The Company accrued an additional $1.8 million in liquidating damages and recognized an $811,000 gain on recovery of these accrued penalties.

December 2018 Notes (in default)

On December 20, 2018, the Company entered into settlement agreements with its institutional investors, which resolved all disputes relating to technical defaults by the Company in failing to meet deadlines for filing a registration statement and for having a registration statement effective by the SEC. As a result of such settlement, the Company issued additional notes (“December 2018 Notes” in the amount of $889,000 on substantially the same terms as the June 2018 Notes except that the stated interest rate was 0% and the term of the December 2018 Notes was December 31, 2019. There was no recorded discount or deferred financing costs for the December 2018 Notes issued.

March 2019 Bridge Financing (in default)

On March 12, 2019, the Company issued convertible notes in the principal amount of $4,750,000 with an original issue discount of $1 million for a purchase price of $3,750,000 to certain of its existing institutional investors (“March 2019 Notes”) and mature on September 12, 2020. The Company received net cash proceeds of $3.3 million to be used for mobile application development and working capital. The Company incurred approximately $0.5 million of debt issuance costs that are incremental costs directly related to the issuance of the bridge financing senior convertible notes payable.

The terms of the March 2019 convertible notes are summarized as follows:

•	Term: September 12, 2020;

•	Coupon: 0%;

•	Default interest rate: 18%;

•	Original issue discount: $1,000,000;

•	Convertible at the option of the holder at any time;

•	Initial conversion price is set at $66.80 but subject to down round price protection;

•	Alternate conversion price at the greater of the floor price of $12.40 and the lower of the conversion price in effect and alternate conversion percentage of the lowest VWAP of the common share during the 10 consecutive trading day prior to the applicable conversion date;

•	Alternate conversion percentage is 75% if the alternate conversion is an alternate conversion event of default as a result of bankruptcy or 80% for all alternate event of default conversion or 85% is such alternate conversion is an alternate optional conversion;

•	Redemption at the option of the Company at 15% premium at any time after 45 days from March 12, 2019.

In connection with the note, the Company issued 74,390 warrants (“March 2019 Warrants”), exercisable at $70.00, with a five-year term. The Company evaluated the warrants issued and determined that they were derivative liabilities. The Company estimated the fair value of the warrants using the Lattice pricing model. The key valuation assumptions used consist, in part, of the price of the Company’s common stock of $63.60, a risk-free interest rate of 2.49% and expected volatility of the Company’s common stock of 122%, resulting in a fair value of $3,917,000.

The Company estimated the aggregate fair value of the conversion feature derivative embedded in the debenture (“March 2019 Conversion Feature”) at issuance at $2,421,000 based on weighted probabilities of assumptions using the Lattice pricing model. The key valuation assumptions used consist, in part, of the price of the Company’s common stock of $63.60, a risk-free interest rate of 2.49% and expected volatility of the Company’s common stock of 122%, and the various estimated reset exercise prices weighted by probability.

This resulted in the calculated fair value of the debt discount resulted from bifurcating the warrants and the conversion feature being greater than the face amount of the debt and the original issue discount, and the excess amount of $2.6 million was immediately expensed as financing costs.

March 2019 Derivative Liabilities:

Both the March 2019 Warrants and the March 2019 Conversion Feature are accounted for as derivative liabilities. As such, each derivative is marked to market at each reporting date. Prior to March 2019, the Company had no derivative liabilities. The following table provides the activity for the Company’s derivative liabilities for the year ended August 31, 2019.

	March 2019 Conversion Feature	March 2019 Warrant Liability	Total
Balance at August 31, 2018	$-	$-	$-
Initial recognition	2,421,000	3,917,000	6,338,000
Reclassification to equity	(13,000)		(13,000)
Change in fair value	444,000	(3,013,000)	(2,569,000)
Balance at August 31, 2019	$2,852,000	$904,000	$3,756,000

The Company used the following assumptions to estimate fair value of the derivatives as of August 31, 2019, using the default rate of 75% of market price as a conversion price:

	March 2019 Conversion Feature	March 2019 Warrant Liability
Risk free rate	1.76%	1.39%
Market price per share	$19.04	$19.04
Life of instrument in years	1.04	4.47
Volatility	100%	119%
Dividend yield	0%	0%

Note 10: Stockholders’ Equity

Preferred Stock

In September 2016, the Company issued options to purchase preferred stock at $0.0001 per share. This issuance was approved by its shareholders. The number of options is equal to the lesser of (a) the number of shares of common stock held by such shareholder on September 28, 2016, which accounts for approximately 25.6 million shares, or (b) the number of shares of common stock held by such shareholder on date of the shareholder’s exercise of the aforesaid option. The preferred stock that is the subject of such contingent option provides a right to elect a majority of the directors on the Board of Directors of the Corporation and does not include any rights to dividends, conversion to shares of common stock, or preference upon liquidation of the Corporation. The contingent option is exercisable only upon the acquisition of a 20% or greater voting interest in the Corporation by a party other than the founding shareholders, or prior to any proposed merger, consolidation (in which the Corporation’s common stock is changed or exchanged), or sale of at least 50% of the Corporation’s assets or earning power (other than a reincorporation). The right to exercise the option terminates on December 31, 2023.

Common Shares

During the year ended August 31, 2019, the Company issued 6,688 shares of common stock following the exercise of warrants and received gross proceeds of $660,000. During the year ended August 31, 2018, the Company issued 938 shares of common stock following the exercise of warrants with an exercise price of $80.00 and received gross proceeds of $75,000.

As described more fully in Note 9, during the year ended August 31, 2019, the Company issued 174,081 shares of common stock in satisfaction of principal and accrued interest following conversion of convertible notes into shares of common stock.

Issuances of common shares to directors for services

The Company awards shares of common stock to its independent directors under its 2017 Stock Option / Stock Issuance Plan (the “Plan”) as compensation for their services as directors. These awards are typically valued at market value on the date of the award. For the year ended August 31, 2019 the Company issued 4,985 shares valued at $263,000 to its directors.

Treasury Stock

In June 2019, the Company advanced $325,000 in cash to Steven Holmes, a significant shareholder and service provider to the Company. In July 2019, Mr. Holmes repaid the advance by returning 13,954 shares of Mr. Holmes common share holdings, valued at $23.28 per share in full settlement of the advance and which was the market value on the date of settlement. The shares were retired in fiscal 2019 in accordance with company policy. See also Note 12.

Common Stock Warrants

During the year ended August 31, 2018, the Company issued warrants to purchase 30,523 shares of common stock to investors in connection with the senior secured convertible notes, with exercise price of $99.60 per warrant with expiration date of 5 years and subject to down round price protection and reset the warrant price to $70.00 in 2019 concurrent with the March 2019 Note financing warrant issuance. The Company valued the warrants at issuance using the Lattice option-pricing model with the following assumptions: dividend yield of zero, years to maturity of 5 years, risk free rates of 2.78 percent, and annualized volatility of 120%. The Company valued the revised warrants on March 12, 2019 using the Lattice option-pricing model with the following assumptions: dividend yield of zero, years to maturity of 4.2 years, risk free rates of 2.41 percent, and annualized volatility of 122%.

During the year ended August 31, 2019, the Company issued warrants to purchase 74,390 shares of common stock in connection with the March 2019 Notes, with exercise price of $70.00 per warrant with expiration date of 5 years. The Company valued the issued warrants using the Black-Scholes option-pricing model at $52.80 per warrant with the following assumptions: dividend yield of zero, years to maturity of 5 years, risk free rates of 2.49%, and annualized volatility of 122%. The fair value of the warrants issued were incorporated into the financing loss and March 2019 Notes discount described in Note 9 above.

The following tables summarize the Company’s warrants outstanding as of August 31, 2019 and 2018:

	Number of shares	Weighted average remaining life (years)	Weighted average exercise price
Warrants outstanding, August 31, 2017	64,887	1.5	$119.60
Issued	30,526	5.3	$99.60
(Exercised)	(938)	1.2	80.00
(Cancelled)	-	-	-
(Expired)	-	-	-
Warrants outstanding, August 31, 2018	94,475	2.13	$113.60
Issued	74,390	5.0	$70
(Exercised)	(6,688)	0.45	98.80
(Cancelled)	-	-	-
(Expired)	(54,761)	-	114.80
Warrants outstanding, August 31, 2019	107,416	4.42	$74.80

The following table summarizes information about warrants outstanding as of August 31, 2019:

	Exercise price	Warrants Outstanding	Weighted average life of outstanding warrants in years
March 2019 Notes Warrants	$70.00	74,390	4.6
June 2018 Notes Warrants	$70.00	30,526	3.8
2017 PIPE Warrants	$276.00	2,500	2.9
		107,416	4.4

Note 11: Share based compensation

In March 2017, the Company adopted the 2017 Stock Option / Stock Issuance Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, directors and consultants in the form of incentive stock options (“ISOs”), non-qualified stock options (“NQs”), each of which is exercisable into shares of common stock (“Options”) or shares of common stock (“share grants”). The Company has reserved a total of 250,000 shares of common stock for issuance under the Plan as of August 31, 2019.

Of these shares, as of August 31, 2019, approximately 82,500 options and 7,500 shares have been designated by the Board of Directors for issuance and approximately 32,500 of the options have been forfeited and returned to the option pool under the Plan due to employment terminations. As of August 31, 2019, approximately 195,000 shares remain issuable of which 167,500 are eligible to be issued as ISOs and 195,000 are eligible to be issued as either share grants or NQ stock options.

During 2018 and 2019 both common share grants and stock options were issued to employees and non-officer directors of the Company. Shares issued for services for 2019 and 2018 consist solely of grants to non-officer directors.

For all options granted thus far to August 31, 2019, each option is immediately exercisable and has a term of service vesting provision over a period of time as follows: 25% vest after a 12-month service period following the award, and the balance vest in equal monthly installments over the next 36 months of service. All options granted to date have a ten year term.

Share grants are issued at fair value, considered to be the market price on the grant date. The fair value of option awards is estimated on the grant date using the Black-Scholes stock option pricing model and the following assumptions:

	2019	2018
Expected life	4.0 years	4.0 years
Estimated volatility	119%	121%
Risk-free interest rate	1.70%-2.90%	2.01%-2.83%
Dividends	-	-

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us.

Following the adoption of Accounting Standards Update ASU 2016-09, the Company elected to account for forfeitures as they occur. Any compensation cost previously recognized for an unvested award that is forfeited because of a failure to satisfy a service condition is reversed in the period of the forfeiture.

Share based compensation expense consisted of the following for the years ended August 31, 2019 and 2018:

	Year ended August 31, 2019	Year ended August 31, 2018
Shares issued for services	$263,000	$163,000
Employee stock options	369,000	200,000
Balance at August 31, 2019	$632,000	$363,000

At August 31, 2019, the total unrecognized deferred share-based compensation expected to be recognized over the remaining weighted average vesting periods of 1.7 years for outstanding grants was $1.6 million.

A summary of option activity was as follows:

	Options Outstanding and Exercisable
		Weighted
		Average	Weighted
	Number	Remaining	Average
	of	Contractual	Exercise
	Options	Life	Price
		(In years)
Balance, August 31, 2017	19,750	9.58	$184.80
Granted	23,719	10.0	$105.60
Exercised	–	–	$–
Forfeited	(9,750)	8.49	$154.80
Balance, August 31, 2018	33,719	9.77	$138.00
Granted	36,073	10.0	$63.60
Exercised	–	–	$–
Forfeited	(19,042)	8.06	$111.20
Balance at August 31, 2019	50,750	8.95	$95.20

Options outstanding as of August 31, 2019 and 2018 had aggregate intrinsic value of $575,000 and $1,000 respectively.

Option vesting activity was as follows:

		Weighted	Weighted
	Number	Remaining	Average
	of	Contractual	Exercise
Options Vested	Options	Life	Price
		(In years)
Balance, August 31, 2017	--	--	$-
Vested	5,364	8.83	$184.80
Exercised	–	–	$–
Forfeited	(850)	8.54	$177.20
Balance, August 31, 2018	4,514	8.57	$182.40
Vested	7,410	–	$137.20
Exercised	–	–	$–
Forfeited	(1,633)	8.10	$164.40
Balance at August 31, 2019	10,291	8.04	$152.80

The following table summarizes information about stock options outstanding and vested at August 31, 2019:

	Options Outstanding and Exercisable				Options Vested
		Weighted
		Average	Weighted		Weighted	Weighted
	Number	Remaining	Average	Number	Remaining	Average
	of	Contractual	Exercise	of	Contractual	Exercise
Exercise Prices	Options	Life	Price	Options	Life	Price
		(In years)			(In years)
$18.80-40.00	8,125	9.77	$22.40	–	–	$–
$40.01–$80.00	15,761	9.59	$51.60	–	–	$–
$80.01–$120.00	12,864	8.67	$104.00	4,202	8.63	$105.20
$120.01–$160.00	12,625	8.04	$155.20	5,373	7.60	$158.40
$160.01-$391.60	1,375	7.88	$391.60	716	7.88	$391.60
	50,750	8.95	$95.20	10,291	8.04	$152.80

Note 12: Related Parties

Scott Absher, Chief Executive Officer, Director, and a significant shareholder of the Company became a Company employee on April 1, 2016. During the year ended August 31, 2019 and 2018, the Company recorded $750,000 and $750,000, respectively as compensation for his role as CEO in accordance with his employment agreement. On March 15, 2017, Scott Absher was granted 1,250 options to purchase common stock as part of the 2017 Plan, exercisable on March 15, 2017, with an expiration date of March 14, 2027, at an exercise price of $160.00.

J. Stephan Holmes is an advisor to and a significant shareholder of the Company. The Company incurred $720,000 and $700,000 in such professional fees to J. Stephen Holmes for management consulting services for the year ended August 31, 2019 and 2018, respectively and recorded in professional fees on the statement of operations. On March 15, 2017, Stephan Holmes was granted 1,250 options to purchase common stock as part of the 2017 Plan, exercisable on March 15, 2017, with expiration date of March 14, 2027, at an exercise price of $160.00.

In June 2019 the Company advanced Mr. Holmes $325,000 in cash and recorded the advance as a short term note receivable. In July 2019, Mr. Holmes provided 13,954 shares of common stock of the Company valued at $23.20 per share in satisfaction of the cash advance.

On May 15, 2017, Mark Absher, Director, In-House Counsel, and brother of Scott Absher, was granted 1,250 options to purchase common stock as part of the 2017 Plan, exercisable on March 15, 2017 with expiration date of March 14, 2027, at an exercise price of $160.00. On May 10, 2018, Mark Absher was also granted an additional 1,250 options to purchase common stock at an exercise price of $100.00 and exercisable in May 2018 with expiration date in May 2028. During the year ended August 31, 2019 and 2018, the Company recorded $275,000 and $300,000, respectively as compensation for his role as Registered In-House Counsel in accordance with his employment agreement. Mark Absher resigned in February 2019 and all options granted were cancelled during the fiscal year ending August 31, 2019.

For the year ended August 31, 2019 the following issuances were made to the Company’s directors:

	Date Issued	Shares	Issue Price per Share		Value
Ken Weaver	August 2019	1,995	$18.80	(A)	$37,500
Ken Weaver	May 2019	1,202	$31.20	(B)	37,500
Ken Weaver	November 2018	308	$122.00	(C)	37,500
Sean Higgins	September 2018	329	$114.00	(D)	37,500
Sean Higgins	April 2019	412	$91.20	(E)	37,500
Whitney White	September 2018	329	$114.00	(D)	37,500
Whitney White	April 2019	412	$91.20	(E)	37,500
		4,987			$262,500
(A)	Represents share grant for services performed between June 1, 2019 and November 30, 2019 and awarded in August 2019.

(B)	Represents share grant for services performed between December 1, 2019 and May 31, 2019 and awarded in May 2019.

(C)	Represents share grant for services performed between June 1, 2018 and November 30, 2018 and awarded by the Board of Directors in August 2018.

(D)	On September 28, 2017 the Company awarded two directors 658 shares of common stock of which 50% vested on the date marking their six-month service anniversary and 50% for the remaining service through November 28, 2018.

(E)	Represents share grant for services performed between September 29, 2018 and March 28, 2019 and awarded in March 2019

Note 13: Income Taxes

Current income taxes are based upon the year’s income taxable for federal and state tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

Deferred tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. The Company’s deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers would be limited under the Internal Revenue Code should a significant change in ownership occur within a three-year period.

As of August 31, 2019, and 2018, the Company had cumulative net operating loss carryforwards of approximately $30,686,000 and $26,673,000 respectively, which begin to expire in 2029. The deferred tax assets primarily comprise net operating loss carryforwards and other net temporary deductible differences such as stock-based compensation, deferred rent, depreciation and workers’ compensation accrual. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. Based on management’s analysis, they concluded that it was more likely than not that the deferred tax asset would not be realized. Therefore, the Company established a full valuation allowance against the deferred tax assets. The change in the valuation allowance in 2019 and 2018 was approximately $3,359,000 and $3,163,000, respectively.

Significant components of the net deferred tax assets as reflected on the Consolidated Balance Sheets are as follows:

	August 31,
	2019	2018
	in thousands
Deferred tax liabilities:
Depreciation	$(122,000)	$(21,000)
Software development costs	(845,000)	(835,000)
Total deferred tax liabilities	(967,000)	(856,000)

Deferred tax assets:
Net operating loss carryforward	7,000,000	7,653,000
Business interest	2,539,000	-
Workers’ compensation accruals	1,763,000	360,000
Stock-based compensation	354,000	172,000
Deferred rent	15,000	16,000
Total deferred tax assets	11,671,000	8,201,000
Valuation allowance	(10,704,000)	(7,345,000)
Total net deferred tax assets	$967,000	$856,000

Net deferred tax assets	$-	$-

Income tax expense consists of the following

	For the Year Ended
	August 31,
	2019	2018
Current
Federal	$-	$-
State	-	-
Total current	-	-
Deferred
Federal	3,162,000	2,729,000
State	197,000	407,000
Total deferred	3,359,000	3,136,000
Change in valuation allowance	$(3,359,000)	$(3,136,000)
Total Income Tax Expense (Benefit)	$-	$-

The reconciliation of the statutory federal rate to the Company’s effective income tax rate is as follows:

	August 31,	August 31,
	2019	2018
Pre-tax book loss	$2,673,000	$3,880,000
Non-deductible penalties and other permanent differences	(430,000)	(177,000)
State taxes (8.84%)	1,116,000	1,374,000
Redetermination of prior year taxes	-	-
Enactment of the 2017 Tax Reform Act	-	(1,941,000)
Change in valuation allowance	(3,359,000)	(3,136,000)
Net income tax provision	$-	$-

In December 2017, the Tax Cuts and Jobs Act was enacted, which reduces the U.S. statutory corporate tax rate from a maximum rate of 35% to 21% for the tax years beginning after December 31, 2017. For a corporation whose fiscal year begins before December 31, 2017 and ends after December 31, 2017, the IRS has issued guidance, in notice 2018-38, regarding the calculation of a blended current year tax rate. The Company followed this guidance in the calculation of the prior year tax benefit for the fiscal year ended August 31, 2018. The Calculation resulted in a 25% effective tax rate for fiscal year 2018. The Tax Cuts and Jobs Act resulted in the re-measurement of the federal portion of the Company’s deferred tax assets and valuation allowance as of August 31, 2018 from 35% to the new 21% tax rate. As a result, the reduction of the corporate tax rate resulted in a write-down of the gross deferred tax assets of approximately $1,277,000 and a corresponding write-down of the valuation allowance.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of August 31, 2019, and 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company’s net operating losses (“NOL”) may be limited by the provisions of IRC Section 382, for which the Company has not performed an analysis of the potential limitations. These limitations will be imposed when the Company attains taxable income against which the NOL will be utilized. The company had a NOL of $3,843,000 during the period ending August 31, 2019. This NOL has an indefinite life but are limited to 80%. As explained above, the Company has determined that it is more likely than not that the Company’s deferred tax assets related to NOL Carryforwards will not be utilized.

The Company is subject to taxation in the U.S. The tax years for 2016 and forward are subject to examination by tax authorities. The Company is not currently under examination by any tax authority.

Management has evaluated tax positions in accordance with FASB ASC 740, and has not identified any tax positions, other than those discussed above, that require disclosure.

Note 14: Commitments and Contingencies

Software License

The Company licenses software from a third party for utilization in its mobile application and HRIS system. The license agreement is for three years and contains an annual escalation beginning in May 2020. The license is month to month and is cancelable but is subject to a cancellation penalty calculated as 30% of the remaining contracted license payments if cancelled by the Company. Future minimum license payments under the license agreement at August 31, 2019, are as follows:

Years ended August 31,
2020	$922,000
2021	1,015,000
2022	817,000
Total minimum payments	$2,754,000

Operating Lease

Effective April 15, 2016, the Company entered into a non-cancelable five-year operating lease for its Irvine facility. On July 25, 2017, the Company entered into a non-cancelable operating lease for expansion space at its Irvine offices with a termination date that coincides with the termination date of the prior lease and extended the terms of the original lease to extend until 2022. The leases for certain facilities contain escalation clauses relating to increases in real property taxes as well as certain maintenance costs.

Future minimum lease payments under non-cancelable operating leases at August 31, 2019, are as follows:

Years ended August 31,
2020	$382,000
2021	382,000
2022	319,000
Total minimum payments	$1,083,000

Non-contributory 401(k) Plan

The Company has a non-contributory 401(k) Plan (the “401(k) Plan”). The 401(k) Plan covers all non-union employee who are at least 21 years of age and have completed 3 months of service. There were no employer contributions to the Plan for the years ended August 31, 2019 and 2018.

Share Repurchase Plan

On July 9, 2019, the Company’s Board of Directors authorized the repurchase of up to 250,000 shares of its outstanding common shares as market conditions warrant over a period of 18 months. The Company has not implemented the share repurchase plan to date and has not repurchased any shares under the plan.

Litigation

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

During the ordinary course of business, the Company is subject to various claims and litigation. Management believes that the outcome of such claims or litigation will not have a material adverse effect on the Company’s financial position, results of operations or cash flow.

Convertible Note related litigation:

During 2019, three of the Company’s note holders have filed complaints:

Alpha Capital v. ShiftPixy, Inc.

On July 3, 2019 ShiftPixy was served with a complaint filing by Alpha Capital Anstalt (ACA) in the United States District Court, Southern District of New York alleging breach of contract in refusing to honor the conversion of certain convertible notes, specifically one for $310,000 submitted on June 20, 2019. ACA sought an injunction requiring the Company to issue 25,000 common shares, damages for the claimed breaches, and attorney’s fees. In August 2019, the court denied the motion for a preliminary injunction but granted accelerated discovery which was completed in September 2019. As of August 31, 2019, the Company had convertible notes outstanding with ACA for approximately $1.7 million consisting of $0.3 million of the June 2018 series, $0.2 million of the December 2018 series and $1.2 million of the March 2019 series.

Dominion Capital LLC v. ShiftPixy;

On July 18, 2019 ShiftPixy was served with a complaint filing by Dominion Capital LLC in the United States District Court, Southern District of New York alleging breach of contract in refusing to honor the conversion of certain convertible notes. Dominion sought injunctive relief, injunction to prohibit buyback, breach of contract on the June 2018, December 2018, and March 2019 notes, and declaratory judgment. In August 2019, the court denied the motion for a preliminary injunction but granted accelerated discovery which was completed in September 2019. As of August 31, 2019, the Company had convertible notes outstanding with Dominion for approximately $1.5 million consisting of $0.7 million of the June 2018 series, $0.2 million of the December 2018 series and $0.6 million of the March 2019 series.

Both ACA and Dominion have filed for summary judgment on their cases. The court referred those motions to a magistrate judge for a report and recommendation, and the magistrate judge filed his report on November 22, 2019, recommending that the court enter judgment for money damages in both cases consistent with the amounts accrued for by the Company, denying permanent injunctive relief, and granting declaratory relief with respect to the stock buyback program. The Company is awaiting a response from the court as of the date of this filing.

MEF I, LP v. ShiftPixy, Inc.;

On August 27, 2019 MEF filed a complaint in the United States District Court, Southern District of New York based upon the Company’s refusal to convert June 2018 notes. MEF seeks monetary relief of $2.1 million and seeks to appoint themselves as receiver of the Company. As of August 31, 2019 the Company had convertible notes outstanding to MEF at approximately $0.7 million face value consisting of approximately $0.5 million and $0.2 million for the June 2018 and December 2018 notes respectively. In November 2019 the Company filed a motion in response to the receiver request. A hearing on the receiver matter was conducted on November 20, 2019 and the Company is awaiting a response from the court on the hearing as of the date of this filing.

Lyons Capital, LLC Litigation

On June 21, 2018, ShiftPixy was served with a summons and complaint in connection with a claim by Lyons Capital, LLC, arising out of a contract wherein ShiftPixy, Inc., agreed to pay Lyons Capital, LLC, a total of 210,000 shares of the company’s common stock in exchange for introductions to brokers, research coverage, funds, investment banking firms, and market makers as well as board representation and business opportunities and for promotion of the company at Lyons Capital, LLC’s annual conference. This lawsuit was settled during fiscal 2019 for an immaterial amount which was included in general and administrative expenses on the statement of operations.

Kadima Ventures

The Company is in dispute with its software developer, Kadima Ventures, over incomplete but paid for software development work. In May 2016, the Company entered into a contract with Kadima Ventures for the development and deployment of user features that were proposed by Kadima for an original build cost of $8.5 million to complete. As of the date of this filing, the Company has spent approximately $11 million but has not received the majority of certain software modules. In addition to the non-delivery of the paid for user features, Kadima Ventures asserts that it is owed additional funds to turn over the work completed. The Company initiated litigation to force the delivery of the software modules paid for through fiscal 2019 and exit the development engagement. In April 2019, Kadima filed a complaint against ShiftPixy in the County of Maricopa, AZ alleging breach of contract, promissory estoppel and unjust enrichment and has demands for an additional $10 million prior to releasing the remaining features. The parties agreed to a transfer of the matter to an Arizona Commercial Court with the expectation that the matter would be sent to arbitration or mediation. In October 2019, Kadima provided the software code to a third party for technical evaluation of the software in question. The Company expects to enter into mediation once the technical evaluation is completed later in fiscal 2020. An answer to the Complaint is due January 31, 2020.

Splond Litigation

On April 8, 2019, claimant, Corey Splond, filed a class action lawsuit, naming ShiftPixy, Inc. and its client as defendants, claiming that he was scheduled to work for more than 8 hours during 24-hour periods without being paid overtime, to which he was entitled. In addition, claimant is seeking waiting time penalties for the delay in payment. This lawsuit is in the initial stages; the financial impact to the Company, if any, cannot be estimated. No liability has been recorded for this matter at this time. In the event of an unfavorable outcome the Company’s client is contractually obligated to indemnify the Company for misreported hours and portions of the claim would be covered under the Company’s employment practices liability insurance.

Note 15: Subsequent Events

On November 14, the Company filed a preliminary proxy requesting a 1 for 40 reverse split of our common shares. We have received the majority shareholder approval for the reverse split and the Company expects the reverse split to be effective on December 16, 2019.

On December 4, 2019 the Company received a notice from the Nasdaq Capital Market stating that the Company will be delisted on December 13, 2019 unless the Company files for a hearing by December 11, 2019. The Company requested a hearing on December 9, 2019 and has a hearing scheduled for January 23, 2020.

On December 5, 2019, the Company entered into an exchange agreement with the holder of a majority of its March 2019 Convertible Notes. The exchange agreement and the related revised March 2019 note agreement revised the conversion price to $40.00 per share, extended the term of the March 2019 notes to March 1, 2022, provided for a revised quarterly amortization schedule beginning April 1, 2020, and removed certain anti-dilution terms of the related March 2019 warrants. The holder also exchanged $222,000 of December 2018 Notes by extending the term to coincide with the revised term of the March 2019 notes and for the revised amortization schedule. The Company agreed to issue an additional $200,000 of consideration to the holder, payable in common stock, as consideration for this exchange and agreed to increase the principal outstanding on the notes exchanged by 10% from $222,000 for the December 2018 notes to $244,000 and from $2,445,000 for the March 2019 notes to $2,890,000. On December 11, 2019, the Company issued 21,750 shares of common stock to the holder in satisfaction of the additional $200,000 of consideration.

Management has evaluated subsequent events pursuant to the issuance of the consolidated financial statements and has determined that no additional subsequent events occurred through the date of this filing that would require disclosure.

Note 16: Reverse Stock Split

On December 17, 2019, the Company implemented a 1 for 40 reverse stock split for all common share and common share equivalents including, options, warrants, and convertible notes. All common shares and common share equivalents are presented retroactively to reflect the reverse split.

4,000,000 Shares of Common Stock

Warrants to Purchase 2,000,000 Shares of Common Stock

Prospectus

Sole Book-Running Manager

A.G.P.

October 8, 2020